EXHIBIT 99.1

Annual Report 1999


                             [GRAPHICS APPEAR HERE]


                                              (Bright Station logo appears here)

Annual Report 1999

www.brightstation.com
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Contents

02     Cross Reference Guide for Form 20-F
03     Description of Business
14     Operating and Financial Review
18     Board of Directors and Company Secretary
19     Corporate Governance and
       Internal Financial Control
22     Report of the Directors
24     Statement of Directors' Responsibilities
25     Auditors' Report to the Shareholders
26     Consolidated Profit and Loss Account
27     Consolidated Balance Sheet
28     Company Balance Sheet
29     Consolidated Cash Flow Statement
30     Notes to the Financial Statements
71     Shareholder Information
76     Selected Financial Data
78     Five Year Financial Summary
79     Accounting Glossary
80     Proposed LTIP, Subsidiary Share Option Schemes
       and Employee Benefit Trust
85     Notice of Annual General Meeting
87     Shareholder Contacts
88     Information for Investors
IBC    Principal Offices

Annual Report 1999

www.brightstation.com
Technology born for business

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Cross Reference Guide for Form 20-F

The information in this document that is referenced below is included in the Annual Report on Form 20-F for 1999 (1999 Form 20-F) filed with the United States Securities and Exchange Commission (SEC). References below to major headings include all information under such major headings, including subheadings. References below to subheadings include only the information contained under such subheadings. Graphs are not included unless specifically identified below. The 1999 Form 20-F filed with the SEC may contain modified information and may be updated from time to time. The 1999 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed upon the adequacy of the 1999 Form 20-F.

Item                                                                   Page
1        Description of business
         Description of business                                           3
2        Description of property
         Description of business
           Description of property                                        13
3        Legal proceedings
         Notes relating to the financial statements
            Note 32 Contingent liabilities                                69
4        Control of registrant
         Report of the Directors
           Substantial shareholdings                                      22
         Notes relating to the financial statements
           Note 7 Directors' emoluments and interests in Ordinary shares
             Interests in Ordinary shares                                 38
5        Nature of trading market
         Shareholder information
           Nature of trading market                                       71
6 Exchange controls and other limitations affecting security holders Shareholder information
           Exchange controls and other limitations affecting
           security holders                                               72
7        Taxation
         Shareholder information
           Taxation                                                       72
8        Selected financial data
         Selected financial data                                          76
9        Management's discussion and analysis of financial
         condition and results of operations
         Operating and financial review                                   14
         Report of the Directors
           Year 2000                                                      23
9A       Quantitative and qualitative disclosures about market risk
           Notes relating to the financial statements
           Note 33 Financial instruments                                  69
10       Directors and officers of registrant
         Report of the Directors
           Directors and their interests                                  22
11       Compensation of Directors and officers
         Notes relating to the financial statements
           Note 7 Directors' emoluments and interests in
           Ordinary shares                                                37
12 Options to purchase securities from registrant or subsidiaries Notes relating to the financial statements
           Note 7 Directors' emoluments and interests in Ordinary shares
              Options over Ordinary shares                                39
           Note 18 Share capital                                          51
13       Interest of management in certain transactions
         Notes relating to the financial statements
           Note 31 Subsequent events                                      68
14       Description of securities to be registered                      N/A
15       Defaults upon senior securities                                 N/A
16       Changes in securities and changes in security
         for registered securities                                       N/A
17       Financial statements                                            N/A
         See item 19 for a full list of financial statements included as part of this Report
18       Financial statements                                            N/A
19       Financial statements
         Auditor's report to the Shareholders of Bright Station plc       25
         Consolidated profit and loss account for the year
         ended 31 December 1999                                           26
         Consolidated balance sheet as at 31 December 1999                27
         Company balance sheet as at 31 December 1999                     28
         Consolidated cash flow statement for the year ended
         31 December 1999                                                 29
         Notes to the financial statements                                30


Cautionary statement regarding forward-looking statements

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Bright Station is providing the following cautionary statement. This Annual Report and Accounts and 1999 Form 20-F contains certain forward-looking statements with respect to the financial condition, results of operations and business of Bright Station and certain of the plans and objectives of Bright Station with respect to these items. In particular, among other statements, certain statements contained in the Annual Report and Accounts and certain statements contained in the 1999 Form 20-F, including the statements in "Item 1 Description of business" with regards to strategic vision, management objectives, trends in market shares, market standing and product volumes, certain statements in "Item 3 Legal proceedings" contained in note 32 to notes relating to the accounts, the statements in "Item 9 Management's Discussion and Analysis of Financial Condition and Results of Operations" with regard to economic outlook, trends in results of operations, margins, overall market trends, debt levels, risk management, market risk, exchange rates, year 2000 and Euro are forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed in such forward-looking statements including among other things, changes in demand for the Group's products worldwide, changes in the cost of raw materials, changes in interest rates, fluctuations in foreign currencies, risk of litigation, the impact of changes in worldwide and national economies and global production capacity.

Annual Report 1999

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Description of Business

Overview

The Company was incorporated and registered in England and Wales in February 1985 as a private limited company and, in February 1994, reregistered as a public limited company with the name M.A.I.D plc ("M.A.I.D"). On 14 November 1997, M.A.I.D acquired Knight-Ridder Information, Inc. and Knight-Ridder Information AG (collectively, "KRII") from Knight-Ridder, Inc. (the "Acquisition"), and M.A.I.D changed its name to The Dialog Corporation plc ("The Dialog Corporation"). On 4 May 2000, The Dialog Corporation completed a refinancing and restructuring through the sale of its Information Services Division (the "ISD"), which has historically accounted for approximately 95% of its revenues, to The Thomson Corporation ("Thomson") for $275 million (approximately (pound)173 million) in cash (the "Restructuring"). Net proceeds of the sale approximated $269 million (approximately (pound)169 million). The proceeds of the sale to Thomson enabled the Company to repay in full all of its outstanding senior and high yield debt which totalled approximately $275 million. See "The Restructuring" below.
         In conjunction with the Restructuring, The Dialog Corporation changed its name to Bright Station plc (the "Company"). In addition, in conjunction with the Restructuring: (i) the Company formed a strategic alliance with Thomson which resulted in Thomson licensing and acting as a reseller for the technologies of the Company and the Company acting as a reseller of Thomson's content; (ii) Thomson subscribed for 9,297,290 new Ordinary shares in the Company for a cash consideration of (pound)15.9 million, giving Thomson a holding of 5.4 of the enlarged issued share capital of the Company; and (iii) Jiyu Holdings subscribed for 7,038,123 new Ordinary shares in the Company for (pound)12.0 million in cash, giving Jiyu 4.1% of the enlarged issued share capital of the Company.
         The Company's registered office is The Communications Building, 48 Leicester Square, London WC2H 7DB, England, and its telephone number is +44-20-7930-6900. The Company's web site is www.brightstation.com. As used herein, the "Company" or the "Group" refers to both Bright Station plc and its subsidiaries for periods after the consummation of the Restructuring and The Dialog Corporation plc and its subsidiaries for periods prior to the Restructuring.

Background

The Company was founded with the objective to develop and operate the first specialised online database of market research reports in response to the needs of the advertising and marketing industries. The first database, delivered via a DOS platform, was developed using M.A.I.D's InfoSort indexing system, and launched in the UK in October 1985.
         M.A.I.D's principal online business information service, Profound, was launched in June 1995 to provide users - business professionals as well as information specialists such as corporate librarians - with a powerful, easy to use, personal computer-based tool to search for and retrieve information from over 5,000 diverse content publishers.
         In August 1997, the Company acquired 70% of Muscat Limited ("Muscat"). Muscat's sophisticated linguistic inference technology provides enhanced searching capabilities and permits intelligent and natural language queries on unstructured databases, using a probabilistic strategy that matches ideas rather than just matching words.
         On 14 November 1997, the Acquisition of KRII was completed and The Dialog Corporation plc was formed. The Acquisition price of $434 million was funded by a combination of equity ($161.5 million), senior debt ($92.5 million) and high-yield notes ($180 million). KRII was one of the world's largest providers of online professional information services, with long standing relationships with over 20,000 corporations, government organisations and academic institutions in the US and in over 120 countries world-wide. Through its core businesses, the US-based Dialog, Canadian-based Infomart and European-based DataStar services, KRII was a world leader in its core market of providing online services to research libraries in corporate, government and academic institutions.

1998 and 1999 witnessed the following highlights for the Company:
- In March 1998, the Company was awarded a five-year contract by the British Government's Department of Trade and Industry ("DTI") to launch and operate - on behalf of the DTI - the UK's first ever Internet-based, government-supported National Exporters Database and Export Sales Leads Service. Bright Station plc will continue to operate the service, at www.tradeuk.com, which utilises InfoSort indexing technology and Muscat search technology.
- A suite of powerful information systems, Dialog Select (www.dialogselect.com), was launched in July 1998. This product range was developed for business professionals, and is available via the Internet.
- In August 1998, the Company also won a substantial five-year contract from the British Broadcasting Corporation ("BBC") to provide and run an electronic news cuttings service delivering essential information to BBC staff, which the Company will continue to operate as News Information Online ("NEON").
- In October 1998, the Company exercised its option to purchase Responsive Database Services, Inc. ("RDS") for $2.85 million ((pound)1.7 million). RDS develops and produces business information and social science databases that are available to users such as business professionals, public, academic and specialist libraries through online information services, CD-ROM and the Internet.
- The Company also strengthened its eCommerce strategy through the acquisition of Write Works Limited ("Write Works") in November 1998. Write Works, based in Oxford, England, had developed the UK's first online purchasing and management control system for businesses. Following the acquisition, the Company's eCommerce business supplies service, OfficeShopper (www.officeshopper.com), was launched in December 1998. The Company acquired 100% of the share capital of Write Works, for an initial consideration of (pound)2.2 million paid in shares and cash and further consideration of up to a maximum of (pound)3.8 million (comprised of (pound)2.8 million in cash and shares to the value of (pound)1.0 million) payable on the achievement of certain earnings targets over the first two years of the agreement.
- In February 1999, the Company restructured its operations into three divisions:
         - the Information Services Division (the "ISD") - containing the Company's traditional online information products and services;

         - the Web Solutions Division (the "WSD") - containing technology patents and resources; selling and promoting the

Annual Report 1999
Description of Business

www.brightstation.com
Technology born for business

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         InfoSort structuring and Muscat natural language search technologies for deployment in client organisations for the management of both internal and external data, and incorporation into other Internet-based services.

- the eCommerce Division (the "ECD") - to sell and promote the OfficeShopper service, and to leverage the underlying eCommerce technologies to provide eCommerce software solutions.
- Also in February 1999, the Company announced the disposal of its assets held for resale, the CARL Corporation and The UnCover Company, to Ward Shaw, the senior member of the management team of both companies, for a consideration of $2.25 million ((pound)1.35 million). Of the consideration, $1 million was satisfied in cash, with the balance payable through a loan note, repayable by January 2001.
- In connection with a new term facility of $25 million agreed between the Company and Chase Manhattan Bank International Limited ("Chase") on 17 May 1999, the Company issued to Chase between May 1999 and November 1999 a total of 3 million warrants to subscribe for Ordinary shares in the Company. 1.5 million of those warrants entitle Chase to subscribe for Ordinary shares at any time before 11 October 2002 (the "2002 Warrants"). The remaining 1.5 million warrants entitle Chase to subscribe for Ordinary shares at any time up to 14 May 2004 (the "2004 Warrants"). The 2002 Warrants and the 2004 Warrants are exercisable at a subscription price of 90.6 pence per Ordinary share.
- In June 1999, the Company announced a major strategic alliance with Fujitsu Limited of Japan, encompassing the rights to sell the Company's online information services, and licences to utilise in-house and develop a Japanese version of the Company's InfoSort structuring technology. The first product utilising this version of InfoSort, called Jsort, was unveiled towards the end of 1999.
- In August 1999, the Company launched its new eCommerce software sales business, Sparza Solutions, together with details of Sparza's first major client win, Spicers Limited.
- End-user Internet portals were introduced in October 1999, in conjunction with an alliance with Netscape Communications, enabling the ISD to accept credit card payments for the first time.
- The ISD launched the world's first Web-based trade statistics resource, TradStat Web (www.tradstatweb.com), in November 1999.
- On 12 November 1999, warrants to subscribe for an aggregate of 6 million Ordinary shares (the "2009 Warrants") were issued to the Company's senior lenders (the "Banks") in consideration of the Banks agreeing to relax the covenant arrangements in connection with the refinancing of the Company's senior debt. The 2009 Warrants may be exercised, in whole or in part, at any time, during the period commencing on 12 November 1999 and expiring on 12 November 2009 at a subscription price of 90.6 pence per Ordinary share.
- In November 1999, the Company raised its strategic investment stake in natural language searching technology company, Muscat Ltd., from 70% to 100%.
- Also in December 1999, the Company launched a new suite of global knowledge management software products under the "K-working" brand name. K-working integrates the WSD's proprietary technologies of InfoSort and Muscat. Each software module in the K-working range is designed to reflect the main processes of interacting with information, from document generation to information sharing, all through easy-to-use, intranet-based web-browser interfaces. An organisation may adopt the full K-working suite, or opt to utilise a selection of the tools available, depending upon its requirements. As a result of the Restructuring, the Company retained the technology behind K-working which has subsequently been rebranded Smartlogik. The Company has also retained the rights to resell information content due to its strategic alliance with Thomson and therefore continues to be able to offer knowledge management solutions that combine a company's internal information with a wide range of premium information. See "Products and Services" below.

Since the end of 1999, the following events have occurred:
- In January 2000, the ECD entered into an exclusive alliance with leading UK Internet service provider Freeserve plc (NASDAQ: FREE; LSE: FRE) ("Freeserve"), to provide a co-branded version of the Company's OfficeShopper service via the business channel of Freeserve's Internet portal, at www.freeserve.net.
- In March 2000, the Company launched WebTop.com (www.webtop.com), a new concept-based search engine, revolutionising the way in which people can search the Internet. WebCheck, a concept-based search tool, featuring "drag and drop" technology to enable the user to retrieve matches for an entire sentence, paragraph, document or email, was subsequently introduced as a complementary desktop application of WebTop.com. See "Products and Services" below.
- In April 2000, the Company announced that it was going to complete a restructuring (see below) involving the sale of the ISD to Thomson, the repayment of its corporate debt, the receipt of equity stakes from Thomson and Jiyu Holdings, and the change of the Company's name to Bright Station plc.
- In May 2000, the Company acquired the underlying technology of boo.com from the liquidators, KPMG. The Company also retained the services of a significant number of the technical personnel from boo.com to assist in the development of the technology and its integration with the Company's Sparza technology.

The Restructuring

Background In November 1997, the Company acquired KRII for $434 million, which was funded by a combination of equity, senior debt and high yield notes.
         In February 1999, following completion of essential restructuring and cost reduction efforts through 1998, the Company took its first step in focusing on its three principal areas of opportunity, splitting the Company into three major divisions - the ISD, the WSD and the ECD.
         Throughout 1998 and 1999, the Company focused some of its limited investment resources on the WSD and ECD businesses, enabling the launch of the K-working software suite, the WebTop.com search engine, Sparza eCommerce software solutions and OfficeShopper business supplies eCommerce service. Nevertheless, the advancement of the growth opportunities across all three divisions was severely constrained by the Company's capital structure and the requirements of the lending banks and, as a result, servicing the debt funding proved a major challenge for a growing business with other significant requirements to be met from its cash flow.

Annual Report 1999
Description of Business

www.brightstation.com
Technology born for business

05

In order to consider how best to resolve these constraints and deliver growth in shareholder value, the Company commenced a formal strategic review in 1999 in conjunction with its advisers. The process involved a lengthy period of discussions with various third parties with respect to potential fund raising proposals (i.e., strategic investment and asset sales).
         As a result of the strategic review, the Company concluded that the sale of the ISD - and the consequent application of the proceeds to repay the outstanding debt - presented the best way forward to providing appropriate funding to the Company's technology-based operations, thereby restoring the opportunity for delivering enhanced shareholder value.

The Transaction On 4 May 2000, the Company completed the Restructuring, which included the sale of ISD to Thomson. Thomson is a major e-information and solutions group with significant business interests in media and publishing which has recognised the value of the Company's online information products, InfoSort indexing technologies and knowledge management solutions.
         Under the terms of the Restructuring, the Company sold to Thomson the ISD, comprising the entire issued share capital of various subsidiaries of each of The Dialog Corporation plc and Dotcom Investments BV, including The Dialog Corporation (the Company's North American subsidiary) in its entirety, together with the business of the ISD as carried on by The Dialog Corporation plc, comprising the business of Dialog, Profound and DataStar, for a total consideration of $275 million, comprising $115 million payable in cash and the repayment to the Company of intra-group debt of $160 million on completion (the "Sale"). Net proceeds from the Sale were $269 million (approximately (pound)169 million). In accordance with UK accounting standards, after writing back goodwill previously written off to reserves upon the acquisition of KRII, the Company expects to report a loss of approximately (pound)106 million relating to the Sale, subject to foreign exchange differences. A provision in respect of this loss will be recognised in the first quarter of 2000. Pursuant to the Restructuring, the Company agreed for 30 months not to engage in or operate a business which directly or indirectly aggregates, stores and distributes for general consumption information similar to that offered by The Dialog Corporation in relation to the business, or the companies, being sold prior to the Sale.
         On 20 April 2000, the Company purchased for cash all of its outstanding 11% Senior Subordinated Notes due 2007 in the aggregate amount of $180 million (the "Notes"). The Notes were redeemed at par, together with accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for purchase.
         In conjunction with the Sale, the Company and Thomson have formed a strategic alliance which includes a Reseller Agreement and a Software Licence and Maintenance Agreement. The Reseller Agreement gives the Company the right to sell ISD products for a period of not less than three years. The Software Licence and Maintenance Agreement gives Thomson the right to use software owned by the Company (e.g., InfoSort) for use in the products of ISD. The Company will also provide maintenance services in relation to the InfoSort software.
         Thomson has also subscribed for 9,297,290 new Ordinary shares in the Company for a cash consideration of (pound)15.9 million, giving Thomson a holding of 5.4% of the enlarged issued share capital of the Company. The subscription price of 170.5 pence per share was based on the closing price for an Ordinary share on 21 March 2000 less 5%.
         Jiyu Holdings has also subscribed for 7,038,123 new Ordinary shares in the Company for a cash consideration of (pound)12 million, giving Jiyu a holding of 4.1% of the enlarged issued share capital of the Company. The subscription price of 170.5 pence per share was based on the closing price for an Ordinary share on 21 March 2000 less 5%. Jiyu Holdings is a private investment company, unconnected to any of the Company's existing shareholders or investors. Jiyu Holdings' principal shareholder already has substantial investments in a group of high technology companies (operating in Europe, the Far and Middle East) involved in the manufacture of digital set-top boxes and other satellite receiving equipment.
         The effect of the Sale has been to reposition the Company to focus on its eCommerce and Web Solutions Divisions. The proceeds of the Sale enabled the Company to repay in full all of its outstanding senior and high yield debt, including interest, which totalled approximately $275 million (approximately (pound)173 million). The net proceeds of the Sale and the subscriptions by Thomson and Jiyu Holdings also provide the Company, after repayment of the indebtedness referred to above, with funds to provide growth capital to the eCommerce and Web Solutions businesses. In addition, the Company has created a new Bright Station Ventures Division ("BSV"), an investment business that will focus on developing promising Internet and eCommerce start-ups, leveraging the Company's leading edge technologies, management experience and capital. The Company's new name "Bright Station plc" is intended to reflect this repositioning.

Continuing Businesses A summary of the Company's continuing businesses and their strategies is as follows:

Web Solutions Division
The WSD is the "search and structure" technology division. It owns the intellectual property rights for the Company's proprietary InfoSort automatic indexing and Muscat probabilistic searching technologies. The focus of the division is to leverage these technology assets individually or together in the form of various commercial applications such as the WebTop.com Internet search engine, WebCheck concept-based desktop search application, and Smartlogik knowledge management technologies, applications and services.

eCommerce Division
The ECD is the eCommerce technology arm of the Company. It owns the intellectual property rights to its proprietary Sparza eCommerce software. The focus of the division is to leverage its eCommerce technology assets both in providing eCommerce software solutions to businesses, manufacturers, wholesalers and resellers, and through eCommerce services such as OfficeShopper. OfficeShopper will continue to grow its user base through both direct sales and alliances with consumer-focused partners such as Freeserve.

Bright Station Ventures
BSV will seek to develop in-house, and assist externally generated, business opportunities in the Internet and eCommerce areas. It

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Description of Business

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will do this with the application of the Company's proprietary search, structuring and eCommerce technologies, management expertise and investment capital. The Company has also proposed a strategic relationship with leading UK Internet incubator Oxygen Holdings plc. Oxygen board member Matthew Freud has joined the investment panel of BSV and Bright Station's Chief Executive Dan Wagner has been appointed to the investment committee of Oxygen Holdings. BSV intends to make such investments in the coming months as and when suitable opportunities arise. As of the filing date of this document, BSV has taken a 7% stake in netimperative.com.

Competitive Strengths
The Company - a provider of knowledge management, technology and eCommerce solutions - has a number of competitive strengths:

- Proprietary Technologies. Developed over the last 14 years, InfoSort is the Company's proprietary indexing technology. It is a powerful information management system for the indexing and categorisation of unstructured data. InfoSort can be deployed on both databases and corporate intranets, enabling users to index documents as they are created or acquired, using terminology unique to their organisation. The Company also owns 100 of Muscat, which offers sophisticated natural language search and retrieval software, and uses linguistic inference to search unstructured data. This technology matches 'concepts', instead of the simple key-word matching used by most search engines today. In addition, the Company owns the Sparza eCommerce software, with its superior management control, and multi-lingual and multi-currency capabilities. The Company believes that these technologies offer it a competitive advantage in the Internet services, knowledge management, and business-to-business eCommerce environment.
- Content Redistribution Rights. The Company benefits from being able to provide
- along with its Smartlogik knowledge management software tools - high-value external content from the Dialog, DataStar and Profound databanks. The Company believes this combination of content and technology provides a competitive advantage in its knowledge management offerings, compared to other companies in the marketplace.
- Integrated Service Offerings to Entrepreneurs. The Company believes that the combination of its proprietary eCommerce and search software, hosting services, and technology expertise distinguishes BSV from other Internet incubator companies. In offering these capabilities - as well as the traditional offerings from technology "incubators," such as seed funding, financial management, legal advice, project management, business modelling, strategic planning, business development, design, product development, branding, marketing services, market analysis and research, and recruitment - BSV is able to provide critical services to entrepreneurs at every stage of their company's development. In contrast, many of BSV's competitors offer individual services designed to address a particular need of Internet-based business, such as funding, management consulting or investment banking.

Products, Services and Strategy
The Company's strategy is to focus on building its Web Solutions and eCommerce Divisions and on leveraging the anticipated added value derived from the new BSV Division.

Web Solutions Division
The WSD owns the intellectual property rights for the Company's proprietary InfoSort automatic indexing and Muscat probabilistic searching technologies. The focus of the WSD is to leverage these technology assets individually or together in the form of various commercial applications.

Technologies:
Object Muscat (open source search engine code): Observing the impact of the Open Source strategy for technologies such as Linux, the WSD has adopted an Open Source policy for the new Muscat core search code. Open Sourcing is a growing trend in the technology community whereby core code is made available freely for use on a "shareware" basis for private use only. When the technology is embedded into commercial applications, royalties flow back to the intellectual property owner (as part of the Open Source contract). This policy precipitates rapid deployment of a technology and generates significant technological enhancements for the intellectual property owner (as it is adapted to run on different operating systems, devices, or plug-ins). Programmers, who download the Open Source code, upload their enhancements into "development community", thereby improving the source code for other developers. This Open Source policy will enable the Company to seed the core search engine (named Object Muscat) into other market sectors and opportunities (leveraging recent academic insights and new ideas) and then apply these new methods to its own applications and products. Object Muscat is a core set of algorithms, useful only to the developer community, and is not a ready-made application or product.
         For example, WebTop.com is one commercial application that uses Object Muscat code. Thanks to new algorithms developed as a result of feedback from the open source policy, a new version of the global search engine is expected to be released with a five times improvement in search speeds. Smartlogik is another application leveraging the Muscat code for the knowledge management market. Both of these commercial applications generate royalties to Bright Station as the owner of the intellectual property rights.
         InfoSort (automated categorisation technology): The InfoSort technology applies index terms (or tags) to information (similar to a filing system for hard copy documents). The technology incorporates a number of elements, including technology to automatically create indexes, technology to read documents, a hierarchy of categorisation terms, rule bases and thesauri, and technology to automatically apply those terms, rule bases and thesauri to documents. Thus, InfoSort provides a powerful information management system to automatically and electronically categorise information by identifying key topics within the text. A team of information scientists and technologists work on further developing, updating and improving the InfoSort technologies on an ongoing basis, and on customising the software for special projects. The Company regards the intelligent use of indexing and categorisation software as one of its chief strengths.
         These key search and retrieval technologies can also be combined to create applications that are commercialised by the Company's businesses. There are currently two such entities within the WSD, Smartlogik and WebTop.com.

Annual Report 1999
Description of Business

www.brightstation.com
Technology born for business

07

Products and Services:
Smartlogik offers a suite of products, incorporating InfoSort, Discovery and Alert, which address the processes of information categorisation, retrieval, and alerting to new information. Smartlogik solutions leverage the InfoSort and Muscat technologies for the knowledge management, corporate intranet and Internet markets. Smartlogik tools can collect data from external feeds (such as The Dialog Corporation's databases), internal databases, internal documentation on corporate intranets, or data from the Web. This information may then be filtered through its indexing and search tools to deliver the right information to the right employee at the right time. In addition, Smartlogik offers a range of applications, and consulting and implementation services to ensure that its clients can make full use of the technology. An organisation may adopt the full Smartlogik suite, or opt to utilise a selection of the tools available, depending upon its requirements.
         The Company believes that one of the major advantages of this knowledge management application is that it automatically indexes and categorises documents in real time. This means that it can handle the volumes and speeds seen in data streams such as news feeds that would overwhelm manual processes.
         The Company has retained the rights to distribute content from the Dialog, DataStar and Profound databases, which allows Smartlogik solutions the unique opportunity to combine valuable external information with a company's own internal information base. As companies begin to rely more on their intranets to share and distribute information, the Company believes that there will be a growing demand for automatic sorting and intelligent search technologies such as Smartlogik. Current customers include the BBC, BAA, NASA and the British Library.

WebTop.com/WebCheck - WebTop.com (www.webtop.com) is an Internet search engine that combines Muscat's "concept based" retrieval technology with InfoSort's powerful indexing system to return accurate results from the Internet grouped into different "zones."
         Searches can be executed either through traditional means such as typing or cutting and pasting text into the search box. Perhaps more importantly, WebTop.com's WebCheck application allows for searches to be executed without having to launch a web browser. Users simply drag and drop a word or a body of text either from a document or email onto the WebCheck icon - or highlight text in Java-enabled e-mail and click a WebCheck button - to get immediate results. The application is as simple and intuitive as spell checking a document.

Special Projects and Alliances:
Department of Trade and Industry - March 1998 - The Company was awarded a five-year contract by the UK government's Department of Trade and Industry, to build and operate an online export sales lead service. This service incorporates an online leads matching service enabling business opportunities, identified by the UK's Foreign & Commonwealth Office ("FCO") posts around the world, to be brought to the attention of potential UK exporters. The service also includes a database of archived export sales leads for UK companies to search for opportunities abroad. In addition, subscribers will be able to access additional data relevant to export activity, such as company news and country information.

British Broadcasting Corporation - August 1998 - The Company announced a substantial five-year contract from the BBC to provide and run a News Information Online (NEON) service, delivering essential information to BBC staff. The service utilises the Company's proprietary indexing technology, InfoSort. Articles are indexed to InfoSort standards and are mapped to existing terms currently used by BBC personnel, thus tailoring InfoSort terms specifically for BBC usage.
         Fujitsu Limited - June 1999 - The Company and Fujitsu established an alliance whereby Fujitsu will deploy the Company's InfoSort software in existing and future products and services. Through its extensive world-wide reseller network, Fujitsu also became a marketing and distribution channel for the Smartlogik knowledge management solutions and ISD content.

eCommerce Division
The ECD owns the intellectual property rights to its proprietary Sparza technology. The focus of the ECD is to leverage these technology assets, along with its start-up management expertise, in the eCommerce arena. Currently the division operates two core business entities, Sparza Solutions and OfficeShopper.

Technologies:
Sparza Technology - eCommerce Software Technology - Sparza technology is based upon a number of elements in addition to the normal eCommerce procurement software, from comprehensive management reporting functionality to catalogue creation and maintenance technology, to interface design templates and multi-lingual and multi-currency options.

Products and Services:
Sparza Solutions - eCommerce Software Solutions - Through its suite of products, Sparza (www.sparza.com) delivers eCommerce technologies focused on enabling trade manufacturers, wholesalers, aggregators and retailers to better control and achieve greater profitability from their industry supply chain and build closer relationships with resellers, retailers and customers.
         Sparza has created a suite of products designed to bring together buyers and sellers in an efficient electronic chain. This secure hosted Internet/Intranet solution effectively outsources a company's eCommerce investment to allow Sparza customers to take advantage of the latest technology as it emerges.
         The Company's recent acquisition of boo.com technology allows Sparza to offer eCommerce capabilities to retailers by providing a fully hosted solution.

OfficeShopper - Procurement Service - OfficeShopper (www.officeshopper.com) is an award-winning site that sells leading branded goods at discounted prices, including office stationery, computer consumables, office equipment, office furniture and office cleaning products. OfficeShopper enables users to purchase business supplies either via the Internet or an organisation's corporate intranet.
         Due to the nature of the office supply market, OfficeShopper also pursues direct mail and traditional catalogue strategies, offering customers the opportunity to order via the Internet, over the telephone or by fax.
         The Company expects to accelerate the growth of business in the UK through investment in sales staff and by forging

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additional strategic alliances, such as the Freeserve alliance, as a means of broadening its online user base.

Bright Station Ventures
BSV is a combination of "greenhouse" development resource, seed investment fund and a panel of industry specialists, bound together by an executive team with personal experience as Internet entrepreneurs. The division has been established to help develop new business ideas into successful Internet companies. It will develop in-house and seek out and take minority stakes in Internet or eCommerce start-up companies that could benefit from the Company's existing technology, management experience and capital.
         BSV intends to provide entrepreneurs with all the services they need to launch their Internet idea, so that they can focus on delivering the right product to market in Internet time. These services include the Company's proprietary eCommerce and search software, hosting services and technology expertise, as well as the traditional offerings from technology "incubators" such as seed funding, financial management, legal advice, project management, business modelling, strategic planning, business development, design, product development, branding, marketing services, market analysis and research, and recruitment.
         BSV has relationships with individuals, organisations and partners who will have a vested interest in the success of each new business idea. The BSV panel, which is made up of senior executives from within the Internet, media and investment communities, meet on a regular basis to consider new business ideas and discuss market opportunities. It is this enterprise network, which the Company believes gives the BSV its strength and provides the framework within which entrepreneurs can come together as a powerful and dynamic force in the global Internet market.

Historic Performance
The following table shows net sales of the Company by operating division in each of the three years ended 31 December 1997, 1998 and 1999:

-------------------------------------------------------------------------------------------------------------
                                                                                                    Net Sales
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                                    1997            1997       1998           1998      1999             1999
                              (pound) million         %   (pound) million       %  (pound) million         %
-------------------------------------------------------------------------------------------------------------
Information Services Division       43.9           95.2       165.3          96.8      165.1            94.7
Web Services Division                0.4            0.9         4.0           2.3        7.9             4.5
eCommerce Division                     -              -         0.1           0.1        1.4             0.8
Other(1)                             1.8            3.9         1.4           0.8          -               -
-------------------------------------------------------------------------------------------------------------
Total                               46.1          100.0       170.8         100.0      174.4          100.00
-------------------------------------------------------------------------------------------------------------

(1) The "Other" category relates to royalties earned from the provision of hotel Internet access.

Industry Background
The Internet is the fastest growing communication medium in history. With over 196 million users in 1999, growing to 502 million by 2003, as estimated by independent research firm International Data Corporation ("IDC"), the Internet is dramatically changing how businesses and individuals communicate, share information, and conduct business. The rapid acceptance of eCommerce, and the development of content and commercial applications have driven the increased use of the Internet by businesses and consumers. Forrester Research, Inc. ("Forrester Research") estimates that business-to-business eCommerce will increase from approximately $109 billion in 1999 to $1.8 trillion in 2003. IDC estimates that eCommerce software application licensing revenue will grow to $13.2 billion in 2003, up from $444 million in 1998. The Web, corporate intranets and extranets are also increasingly becoming the backbone for accessing, disseminating and managing corporate information. According to IDC, the growth of Internet content alone, as measured by the number of web pages worldwide, will grow from 1.7 billion web pages in 1999 to 13.4 billion web pages in 2003, a compounded annual growth rate of 67%.
         Many companies, regardless of their stage of development, have realised that an effective Internet strategy and solution is paramount to the competitiveness and sustainability of their businesses. An increasing number of organisations, including start-up Internet based businesses, are engaging Internet service firms. IDC projects that spending on Internet-related services will rise from approximately $13 billion in 1999 to more than $78 billion in 2003, a compounded annual growth rate of 57.

Sales and Marketing
As at 31 December 1999, the Company marketed its services through direct sales forces in 39 offices and through 24 independent sales agents around the world. The Company's sales force consisted of approximately 351 full time sales, marketing and customer support staff in 39 offices worldwide. The telemarketers contact potential customers by telephone to explain the products and qualify customer leads which are then given to salespersons for personal follow up. The salespersons are responsible for calling on potential customers and obtaining new subscriptions to the products. Once a field salesperson has procured a new customer subscription, that client is assigned an account manager, who ensures that the client receives any needed technical support (on site if requested by the client) and seeks to expand the number of individual users and the amount of usage within the client organisation. Field sales personnel are paid a minimum base salary and are otherwise compensated on a commission basis for new subscriptions. Telemarketers are compensated by a base salary and commissions based upon qualified leads that subscribe to Dialog, DataStar or Profound products. Account managers are compensated with a base salary and commission based upon re-subscription targets and usage fees generated from the accounts that they manage.
         Independent sales representatives/agents are compensated on a commission calculated as a percentage of subscription and usage fees from clients they recruit or clients who resubscribe. Independent sales representatives also provide client service directly to the clients in their territory.
         Following the Restructuring, the Company directly employs approximately 38 personnel in sales, sales support and marketing roles. The Company plans to extend its sales and marketing resources for its WebTop, Smartlogik, Sparza and OfficeShopper products in the future in order to enhance market share.

Intellectual Property and Proprietary Rights
The Company considers its InfoSort indexing system, WebTop, and Muscat to be critical to its future success. The Company regards its InfoSort indexing system and related software, Smartlogik suite, WebTop search engine and its Muscat intelligent search engine software as proprietary. It relies primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-

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party non-disclosure agreements and other methods to protect its intellectual property and proprietary rights. The Company has several patents pending, primarily relating to its InfoSort technologies and has secured a patent for its Incremental Viewer.
         In addition, the Company may license data from third party providers. The Company's right to use and distribute information depends almost entirely on the rights of its third party providers to license such information.

Competition
The Internet and eCommerce industry is intensely competitive and is characterised by rapid technological change. The Company believes that no single competitor competes directly across the full range of services and products offered by its three divisions; however, each division competes or may compete directly or indirectly with a variety of competitors:
         WSD - Smartlogik technologies may compete against advanced Internet search technology companies such as Autonomy, Infoseek Dataware, Excalibur, Verity and NetMind; while WebTop.com may compete against Internet search engine companies such as AltaVista, Ask Jeeves, InfoSpace, Inktomi, Google and LookSmart.
         ECD - OfficeShopper may compete directly or indirectly with non-Internet based companies such as Staples, OfficeMax and OfficeDepot who have branched into the eCommerce arena. Sparza Solutions may experience competition, directly or indirectly, from other Internet companies branching into the business-to-business eCommerce software sector such as Ariba, Clarus, Commerce One, Extensity, GE Information Services, Intelysis, Netscape Communications and TRADE'ex Electronic Commerce Systems. Other current and potential competitors include OEM providers of shopping technologies and services including Bottom Dollar, InfoSpace and mySimon, third party merchant aggregators including Affinia, SnapShot and WizShop, and Internet portals and other captive marketplace websites, including Amazon.com, America Online, Excite@Home, Yahoo! and Lycos.
          BSV - Numerous public companies such as CMGI, Inc., Internet Capital Group, Inc., Rare Medium Group, Inc. and Softbank Corp., as well as private companies such as Idealab! and Divine Interventures, Inc., provide some combination of the venture funding and development services which may compete directly or indirectly with BSV.

Employees
As of 31 December 1999, the Company had a total of 1052 full-time employees, of which 308 were based in the UK, 560 were based in the US and 184 were based throughout the rest of the world. After the Restructuring, the Company retained a total of 170 full-time employees, of which 28 are involved in sales and marketing and 94 in technology and product development. The Company's future success depends in significant part on the continued service of its key management, sales, technical and marketing personnel and on its ability to continue to identify, attract, train, motivate and retain such highly qualified employees. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting, assimilating, retaining or motivating such key personnel in the future. None of the Company's employees are represented by a collective bargaining organisation and the Company has never experienced any work stoppages.

Risks Associated with the Company

The Company's current line of business has a limited operating history and its future operating results are uncertain. It is difficult to predict whether the Company's new divisions will generate future revenues or that the Company will be profitable.
Following the sale of the ISD to Thomson, the Company was restructured so that its business operations focused on three divisions, WSD, ECD and BSV. For the fiscal year ended 31 December 1999, the Company derived approximately 95% of its revenues from the ISD. The remaining 5% was derived from operations of the WSD and ECD. Therefore, as it now operates, the Company has a limited operating history which, together with the relative immaturity of the Company's markets and other factors described in this Report make the prediction of future operating results difficult. The Company's past financial performance should not be considered indicative of future results. Furthermore, despite the strong revenue growth reported for the WSD and ECD during fiscal 1999, there can be no assurance that these revenues will continue to increase or will not decrease. The Company as a whole has not yet achieved the level of revenues necessary to provide it with operating results that are positive at the earnings level.
         In addition, the Company anticipates that additional future revenues for the WSD and ECD will be derived from Internet advertising, co-branding of the WebCheck tool and sponsorship of the WebTop.com Zones. The Company's business could be harmed if Internet advertising does not grow, or if traffic on its websites is not sufficient to drive business - and therefore revenues - from sponsors, advertisers and partners.
         The Company currently expects to significantly increase its expenses across each division as it expands its advertising, sales and marketing expenditures, invests in the development and expansion of its hardware and technology infrastructure, and dedicates capital and resources to assist the needs of its portfolio companies. In addition, the Company's future operating results and prospects must be considered in light of the risks and uncertainties frequently encountered by companies expanding into new and rapidly evolving areas such as the Internet and eCommerce industries, including:
- the growth of the market for the Company's products and services and its ability to develop, extend and market its online service brands, software products and Internet services;
- the demand for the Company's products and services;
- the level of competition faced by each of the Company's divisions;
- the Company's success in expanding its management team, marketing efforts, sales force and strategic partnerships;
- the risks associated with providing venture funding and operating Internet-based businesses; and
- the ability of the Company to control costs.

The markets in which each of the Company's divisions operate are highly competitive. The Company cannot be certain that its products and services will be accepted in the market place or capture market share.

The Internet and eCommerce industries are intensely competitive and are characterised by rapid technological change. The Company believes that no single competitor competes directly

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across the full range of services and products offered by its three divisions; however, each division competes or may compete directly or indirectly with a variety of competitors. See "Description of Business - Competition". The WSD may compete against advanced Internet search technology and search engine companies. The ECD may compete directly or indirectly with non-Internet based office supplies companies that have branched into the eCommerce arena, and from other Internet companies branching into the business-to-business eCommerce software sector. BSV may compete with numerous public and private companies that provide some combination of the venture funding, venture development and venture banking services which may compete directly or indirectly with BSV.
         Most current and many potential competitors have longer company operating histories, larger customer bases and greater brand recognition in other business and the Internet and eCommerce markets than the Company. Most of these competitors also have significantly greater financial, marketing, technical and other resources. Some may be able to devote more resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to product, services and systems development than the Company is able to devote. These competitors may also engage in more extensive research and development and make more attractive offers to existing and potential corporate customers, advertisers, syndicators and eCommerce merchants. There can be no assurance that any such competition, on the basis of price, scope of products, services and strategic relationships or other factors, would not have a material adverse effect on the Company's results of operations.

The Company may not be able to secure additional capital or financing to support its growth and future capital needs.
Each of the Company's three divisions has a limited operating history and little to no current revenue streams. If the Company is unable to generate sufficient cash flows from operations to meet the anticipated needs of each division for working capital and capital expenditures, it will need to raise additional funds. The Company may be unable to obtain any required additional financing on favourable terms, if at all. If the Company raises additional funds through the issuance of equity securities, its equity holders may experience dilution of their ownership interest, and the newly-issued securities may have rights superior to those of the Ordinary shares and the ADSs. If the Company raises additional funds by issuing debt, it may be subject to limitations on its operations, including limitations on the payment of dividends.
         If the Company requires, but is unable to obtain, additional financing in the future on acceptable terms, or at all, the Company may be unable to: continue its business strategy; fund the operations of its divisions; develop or enhance its products and services; make investments in portfolio companies; respond to competitive pressures, changing business or economic conditions; or withstand adverse operating results. As a result, the Company's business, financial condition and operating results may be materially and adversely affected.

The Company's success depends on its ability to develop new products and services in response to the rapid technological changes across the industry and to customer demand. The Company's growth also depends on its ability to develop brand recognition.
The Internet and eCommerce industries are influenced by rapidly changing technology, changes in customer needs and frequent introductions of new or enhanced products and services. Accordingly, the Company believes that its future success will depend to a great extent upon its ability to meet these changes by enhancing its existing products and services, increasing its market presence and the market's awareness of the Company's brand names and developing and introducing new products and services on a timely basis. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in development or introduction of new products and services, could result in a loss of competitiveness or revenues and thereby have a material adverse effect on the Company's results of operations. Additionally, new products, when first released by the Company, may contain undetected errors or "bugs" that, despite testing by the Company, are discovered only after a product has been installed and used by customers. There can be no assurance that errors will not be discovered in the future, causing delays in product introduction and resulting in negative market reactions to the new product or service.
         Broader brand recognition and a favourable public perception of the Company's various brands and domain names such as WebTop.com, OfficeShopper and InfoSort is essential to its future success. Accordingly, the Company intends to pursue aggressive brand-enhancement strategies, which will include mass market advertising, promotional programmes and public relations activities. These expenditures may not result in a sufficient increase in revenues to cover such advertising and promotional expenses, or if this brand enhancement strategy is unsuccessful, these expenses may never be recovered and it may be unable to increase future revenues.

If the Company fails to develop new relationships and enhance existing relationships with strategic partners and corporate customers, this may adversely affect its financial results.
In each of the Company's three operating divisions, its ability to achieve revenue growth in the future will depend on its success in continuing to develop new relationships and enhance existing relationships with strategic partners, corporate customers and Internet users. For example, the WSD's strategic alliance with Fujitsu is a step towards the Company's goal of positioning InfoSort as an industry standard. The Company also markets its Smartlogik technology by pursuing strategic alliances with corporations wishing to integrate its technology into their Internet services. In addition, BSV's established network of individuals, organisations and partners is important to its ability to raise capital and provide the operational resources required to develop successful portfolio companies. Similarly, the success of the ECD's Sparza Solutions business depends on the Company's ability to attract business customers, from manufacturers and wholesalers to resellers. The loss of any strategic partnership or key customer in each of these instances, along with many others affecting the Company's divisions, could significantly adversely affect the financial results of the Company as a whole.

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The Company's quarterly operating results are likely to fluctuate. If the Company fails to meet the expectations of public market analysts or investors, the market price for its Ordinary shares and ADSs - which is subject to volatility - may decrease significantly.
The Company's Ordinary shares are listed on the London Stock Exchange and are publicly traded in the UK. The Company's American Depositary Shares ("ADSs") have been traded on the Nasdaq National Market since November 1995. The trading price of the Ordinary shares on the London Stock Exchange, and the ADSs on the NASDAQ National Market have been subject to wide fluctuations. In addition, in recent years the stock market in general, and the shares of Internet and technology companies in particular, have experienced extreme price and volume fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of the Ordinary shares and ADSs. The market price of the Ordinary shares and ADSs are directly affected by economic and political conditions in the UK, in part because the Ordinary shares are listed and traded on the London Stock Exchange and are subject to local conditions and press comment but also are a result of differences between operating results reported under US and UK GAAP.
         In addition, the quarterly operating results from the ECD and the WSD have varied significantly in the past and the Company anticipates that its results as a whole may vary significantly in the future. The Company believes that period-to-period comparisons of its results of operations may not be meaningful and should not be relied upon as indicators of future performance. The Company's operating results may fall below the expectations of securities analysts or investors in some future quarter or quarters, and this may adversely affect the market price of the Company's Ordinary shares and ADSs.

Systems failure or delay may cause interruption and disruption of the Company's services which would harm its business.
The performance of the Company's server and networking hardware and software infrastructure, whether provided internally or by a third party, is critical to its business, reputation and ability to attract users, advertisers and partners. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems. Computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect the Company's services. The Company's insurance policies may not adequately compensate it for any losses that may occur due to any failures or interruptions in its systems.
         The Company's systems must accommodate a high volume of traffic and deliver frequently updated information. The Company's websites may experience slow response times, or minor or infrequent interruptions. In addition, because the Company depends upon Internet and other online service providers to provide consumers with access to the Company's websites, it is limited in its ability to prevent system failures in the future. Many of these service providers have sustained significant outages unrelated to the Company's systems in the past and may experience similar failures in the future. While isolated occurrences of such events should not have a material impact on the Company's business, if system failures or slowdowns were sustained or repeated, the Company's revenues and its reputation could be impaired.
         As traffic on the Company's websites continues to increase, it must expand and upgrade its technology, transaction processing systems and network hardware and software. The Company may be unable to accurately project the rate of increase in its traffic and capacity limits on the Company's technology, network hardware or software or transaction processing systems. If the Company is unable to expand and upgrade its systems to meet increased use, its business may be harmed.

The Company may be unable to protect its intellectual property and proprietary technology and may be liable for infringing the intellectual property rights of others.
The Company's business is dependent on proprietary technology and other intellectual property rights - it considers the InfoSort indexing system, Smartlogik suite, WebTop.com search engine and the Muscat information search and retrieval technology to be critical to its future success. The Company generally does not include in its software any mechanisms to prevent or inhibit unauthorised use, but requires the execution of a license agreement, which permits use of the Company's products by registered customers. If misappropriation of the Company's proprietary rights were to occur to any substantial degree, the Company's results of operations could be materially adversely affected. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate. In general, the Company relies primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party non-disclosure agreements and other methods, rather than patents, to protect its proprietary rights. In addition, the Company has several patents pending for its InfoSort technologies.
         Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary rights without authorisation, or to develop similar technology independently. Furthermore, the laws of certain countries in which the Company makes its products and services available do not protect the Company's intellectual property rights to the same extent as the laws of the UK and the US. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect its trade secrets or to determine the validity and scope of the proprietary rights of others. This type of litigation could result in substantial costs and diversions of resources, either of which could have a material adverse effect on the Company's business, financial condition and operating results. While the Company is not currently engaged in any litigation or legal proceedings with respect to its intellectual property, there can be no assurance that third parties will not claim the Company's current or future products infringe on the proprietary rights of others. The Company expects that software developers increasingly will be subject to such claims as the number of products and services in the online information services industry grows. Any such claims, with or without merit, could result in costly litigation or might require the Company to enter into royalty or licensing agreements. Such royalty or license agreements, if required,

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may not be available on terms acceptable to the Company or at all.
         In addition, third parties may assert infringement claims against the Company, alleging infringement of their trademarks and other intellectual property rights of third parties. These claims and any resulting litigation, should it occur, could subject the Company to significant liability for damages. Even if the Company prevails against such claims, litigation of any kind could be time-consuming and expensive to defend. See "Description of Business - Intellectual Property and Proprietary Rights."

The legal environment in which the Company operates is uncertain and claims against it could cause its business to suffer.
It is possible that if any information provided through the WSD's Smartlogik solutions or WebTop.com search engine contains errors, third parties could make claims against the Company for losses incurred in reliance on this information. Further, there is the potential for product liability claims to be asserted against the Company by end-users who purchase goods and services through the ECD's business-to-business online shopping solutions. Although the Company carries general liability insurance, the insurance may not cover potential claims of this type or be adequate to protect the Company from all liability that may be imposed.

Risks Associated with the Company's Divisions

Customising the Company's WSD and ECD products and services for corporate customers is labour intensive.
The Company's strategy in bringing the WSD's Smartlogik technology to market involves pursuing strategic alliances with corporations wishing to integrate its technology into their IT systems. Such relationships may involve customisation of the Smartlogik technology to suit the customer's needs. Likewise, an integral characteristic of the ECD's Sparza eCommerce solutions is that customers may use the solution to build fully functional, branded, business-to-business transaction websites. The customisation of the Company's products may be labour intensive and it may be difficult to predict the length of the development cycle, realise revenue goals and manage the Company's internal hiring needs to meet new projects. Factors affecting the length of the development cycle include the overall size and complexity of the customer's IT platform, the interaction with the customer and the dynamic nature of the content.

The Company and its BSV business may incur significant costs to avoid investment company status and may suffer other adverse consequences if the Company is deemed to be an investment company.
The Company may incur significant costs to avoid investment company status and may suffer other adverse consequences if deemed to be an investment company under the US Investment Company Act of 1940 (the "1940 Act"). Some equity investments in other businesses made by BSV may constitute investment securities under the 1940 Act. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Investment companies are subject to registration under, and compliance with, the 1940 Act unless a particular exclusion or US Securities and Exchange Commission safe harbor applies. If the Company was forced to comply with the rules and regulations of the 1940 Act, its BSV operations may significantly change, and it may be prevented from successfully executing its BSV business strategy.

BSV's investments will be risky.
A portion of BSV's assets will include equity interests directly and indirectly acquired in the Company's portfolio companies. It is anticipated that the portfolio companies will either be developed in-house or be in the early stages of development. Even though the Company intends to be actively involved in the affairs of its portfolio companies, it may not be able to control the policies or directions that these companies take if it owns less than a majority of the shares of the portfolio companies. The Company makes no assurances that these companies will be able to successfully achieve their business goals in a timely manner or at all.
         BSV's strategy is to realise a return on its equity interests in portfolio companies by liquidating its investments through sales of equity, sale of the portfolio company or otherwise, so its success depends upon the success of its portfolio companies. Any risk affecting the portfolio companies, whether such risk be inherent to the Internet and eCommerce industries, driven by a venture partner's internal operations or reflecting general market conditions, in turn translates into a risk indirectly affecting the Company. There can be no assurance that the Company will realise any return on any of its investments, or that the value of the portfolio companies will not decrease. Moreover, the trading price of the Company's Ordinary shares and ADSs may be adversely affected if it does not realise any return on these investments, or if that return is lower than the market expects. The failure of one or more of the companies in which the BSV invests, and the timing of any dispositions of its investments in these companies, could have a material adverse effect on the Company's business, financial condition and operating results and on the market price of its equities.

Risks Related to Internet and eCommerce Industry

The Company depends on increasing use of the Internet and on the growth of eCommerce. If the use of the Internet and of eCommerce solutions do not grow as anticipated or capacity constraints restrict the use of the Internet as a commercial marketplace, the Company's business may be seriously harmed.
The Company's WSD and ECD products and services, as well as the success of BSV's portfolio companies, depend on the increased acceptance and use of the Internet as a medium of commerce.
         The continued growth of the Internet and eCommerce depends on various factors, many of which are outside the Company's control. These factors include:
- performance and reliability of the Internet may decline as usage grows;
- security, authentication and performance concerns due to hackers; and
- privacy concerns, including those related to the ability of websites to gather user information without the user's knowledge or consent.

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In addition, capacity constraints may cause consumers to reject the Internet as a viable long-term commercial marketplace. These constraints include:
- potentially inadequate development of the necessary communication and network infrastructure, particularly if rapid growth of the Internet continues;
- delays in the development or adoption of enabling technologies, performance improvements, or new standards and protocols; and
- increased governmental regulation.

If acceptance and use of the Internet does not continue to develop at historical rates or a sufficiently broad base of business customers do not adopt or continue to use the Internet as a medium for commerce, demand for the Company's products and services may decline and the financial condition of the Company's three divisions could be materially adversely affected. Demand and market acceptance for recently introduced services and products over the Internet and by eCommerce solutions are subject to a high level of uncertainty, and there exist few proven services and products.
         Any adverse events affecting those industries, whether it be lack of growth or consumer distrust, would impair the Company's ability to grow its business.

Privacy concerns relating to the Internet and increasing government regulation of the Internet could harm the Company's business.
The perception of privacy concerns, whether or not valid, may indirectly inhibit market acceptance of the Company's products. Legislative or regulatory requirements may heighten these concerns if businesses must notify website users that the data captured after visiting certain websites may be used by marketing entities. Although the Company does not provide details of individual users to such organisations, its business could be harmed if general consumer privacy concerns are not adequately addressed.
         In addition, as the Internet, eCommerce, and intranet related services and solutions continue to evolve, the Company expects that local, US, UK and foreign governments will adopt laws and regulations tailored to the Internet. This may cover issues like user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services.
The US Congress recently adopted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations, and is currently considering copyright legislation that may extend the right of reproduction held by copyright holders to include the right to make temporary copies for any reason.
         The imposition of new sales or other taxes could limit the growth of eCommerce generally and, as a result, demand for the Company's products and services. Recent federal legislation in the US limits the imposition of state and local taxes on Internet-related sales, but Congress may choose not to renew this legislation in 2001, in which case state and local governments in the US would be free to impose additional taxes on electronically purchased goods. The Company believes that most companies selling products over the Internet do not currently collect sales or other taxes on shipments of their products into states or foreign countries where they are not physically present. However, these jurisdictions may seek to impose sales or other tax collection obligations on such companies engaged in eCommerce. Furthermore, there may be calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online.
         The law of the Internet remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. The adoption or modification of laws or regulations relating to the Internet, or interpretations of existing law, could limit the market for eCommerce and Internet related solutions and products and, therefore, adversely affect the Company's business.

Description of Property
The Company's head office and principal place of business in the UK is The Communications Building, 48 Leicester Square, London WC2H 7DB where it leases approximately 14,332 square feet for its executive offices and UK product development departments.
         In addition, the Company leases approximately 4,600 square feet of office space in Wembley, Middlesex to support the Trade UK service operated in conjunction with the UK Government's Department of Trade and Industry. The Company's ECD is currently located in Oxford where it leases approximately 2,700 square feet of office space. The Company also leases approximately 5,500 square feet of office space in Cambridge to accommodate the WSD.
         The Company's field sales and support operations lease facilities in locations in Europe and the United States. The Company believes that its existing facilities are adequate for its current needs and that additional space will be available as needed.
         Prior to the sale of the ISD to Thomson which was completed on 4 May 2000, the Company's US operations were based in Cary, North Carolina and in Mountain View, California. The Company leased approximately 63,743 square feet of office space in Cary, which served as the sales and administrative headquarters for the US. The Company also leased approximately 133,500 square feet of office space in Mountain View (of which 88,532 square feet was leased to sub-tenants), which housed the US product development group.
         During 1999, the Company's principal data centre was in Palo Alto, California, where it leased approximately 35,500 square feet of space. The Company also leased approximately 20,900 square feet in Bern, Switzerland which was both a data centre and a technical support facility for the Datastar service. The Company's UK mainframe computers were located in Slough, England, and were managed by a third party specialist company.
         On the completion of the sale of the ISD to Thomson, the leases in Cary, Mountain View, Palo Alto, Bern and Slough, together with all sales and support leased facilities in the US and Europe, were transferred to Thomson under the terms of the sale agreement.

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Operating and Financial Review

The following review of operating results, liquidity and capital resources has been prepared in accordance with both the recommendations of the UK Accounting Standards Board in their statement entitled "Operating and Financial Review", and recognising the US requirement for a Management's Discussion and Analysis of Financial Conditions and Results of Operations.
         The Company maintains its accounting records and reports its results in pounds sterling in accordance with UK generally accepted accounting principles
(GAAP). There are significant differences between UK GAAP and US GAAP (see note 30 of Notes to the Financial Statements) and, unless otherwise indicated, all financial results and analyses in this section refer to the Company's UK GAAP financial statements and results.

Summary
For much of 1999, due to cash constraints, management's primary focus was on the resolution of the Company's inappropriate capital structure. This meant that the Company was managed on a cash basis with little investment in sales and marketing. Nevertheless, in February 1999, the Company announced the strategic realignment of its existing operations into three newly formed divisions in order to provide a greater focus and reporting transparency for its increasing range of Web-based operations and initiatives. The three new divisions were: (1) Information Services Division ("ISD"); (2) Web Solutions Division ("WSD"); and
(3) eCommerce Division ("ECD").
         On 4 May 2000, the Company completed the disposal of the ISD to Thomson for $275 million ((pound)176 million) and raised a further (pound)27.9 million through two equity subscriptions. Following the disposal, the Group has primarily focused on its remaining eCommerce and Web Solutions Divisions. The net proceeds of the sale and subscriptions, after repayment in full of the Group's outstanding senior and high yield debt, will provide the Group with approximately (pound)44 million in cash to devote to its business. In addition, the Company has established a new investment business, Bright Station Ventures, that will focus on developing promising Internet and eCommerce start-ups, leveraging the Company's leading edge technologies, management experience and capital.

Divisional turnover and operating profit
Group turnover of (pound)174.5 million compares favourably with reported turnover in 1998 of (pound)170.8 million. The increase was driven by revenues resulting from the Company's strategic partnership with Fujitsu, which benefited both the Company's WSD and the ISD.
         Group operating profit for 1999 of (pound)15.1 million shows a decline of 27% on 1998's operating profit after restructuring costs of (pound)20.7 million.

Information Services Division
This division, sold to Thomson on 4 May 2000, represented the core online information business offered to information professionals and end-users. The main product lines included Dialog, DataStar, Profound and CD-ROM which represented 67%, 9%, 11% and 5% respectively of total divisional sales for 1999.
         Reported turnover of (pound)165.1 million for 1999 shows a 0.1% decline against 1998's turnover of (pound)165.3 million. The ISD, along with the rest of the business, was hindered by the cash constraints under which the Company was operating with the result that the Company was unable to invest in sales and marketing expenditure to the an appropriate degree. These circumstances led to a decline throughout 1999 that was compensated by the receipt of one-off licence fees from Fujitsu amounting to (pound)12.6 million.
         Operating profit for 1999 of (pound)13.6 million reflects a decline of 36% on 1998's reported operating profit of (pound)21.4 million. The decrease is largely due to increased staffing levels throughout the division and reflects a lower level of capitalisation of programming staff used to support the products successfully released in 1999. Year 2000 compliance costs of approximately (pound)2 million were an additional drain on resources. Furthermore, there was an increase in amortisation of development costs of (pound)1.6 million (21%) as a result of increased product releases.
         Under Thomson's ownership, the Company believes that the ISD will benefit from the greater capital resources that will be devoted to the business as well as from the synergies inherent in Thomson's existing substantial content collection and global infrastructure.

Web Solutions Division
The WSD is the "search and structure" technology arm of the Company. It owns the intellectual property rights for the Company's proprietary InfoSort automatic indexing and Muscat probabilistic search technologies. The focus of the division is to leverage these technology assets individually or together in the form of various commercial applications such as its WebTop.com Internet search engine, WebCheck concept based desktop search application, and the Smartlogik suite of knowledge management technologies, applications and services.
         Turnover of (pound)7.9 million for 1999 shows a 97% increase against turnover in 1998 of (pound)4.0 million. The main reason for the increase is the technology licence from Fujitsu of (pound)4.0 million. Other revenues in the WSD during 1999 arose from the Company's contracts with the British Broadcasting Corporation (BBC) and Department of Trade and Industry (DTI) as well as ongoing sales of Smartlogik's suite of knowledge management technologies, applications and services.
         Operating profit for 1999 of (pound)2.7 million shows an increase of 182% on 1998's operating profit of (pound)1 million due largely to the Fujitsu technology licence.

eCommerce Division
Following on from the Company's acquisition of Write Works Limited in November 1998, the Company concentrated on OfficeShopper, the UK's first fully integrated online service for over 40,000 office products and Sparza, the business responsible for licensing the underlying software to companies wishing to create their own eCommerce solutions.
         Turnover in 1999 for OfficeShopper and Sparza amounted to (pound)918,000 (1998: (pound)77,000) and (pound)484,000 (1998: (pound)nil)
respectively. OfficeShopper in particular was severely limited by the cash constraints under which the Company was operating with the result that very little cash was made available for sales and marketing expenditure. This gave rise to only modest revenue performance and the Company is confident that, with sufficient funds provided from the disposal of the ISD, management will be able to grow revenues significantly.
         Similarly, Sparza has suffered from near zero investment in sales and marketing but nevertheless managed to generate

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revenues of (pound)484,000 from its first eight months of trading. Although revenues are expected to grow as further businesses make use of Sparza's hosted eCommerce solution, the Company expects 2000 to be a fairly modest year in terms of revenue growth as management is immediately focused on consolidating and growing its technical resources.
         1999's operating loss of (pound)1.2 million compares to an operating loss in 1998 of (pound)0.1 million. The increase reflects the inclusion of the Write Works business for a full year in 1999 as opposed to only the final six weeks of 1998.

Geographical analysis of turnover
The ISD had operations and offices throughout the United States, Europe and Asia. During the year ended 31 December 1999, total revenues from overseas operations outside the United Kingdom increased from (pound)131.8 million in 1998 to (pound)152.8 million in 1999.
         Following the disposal of the ISD to Thomson, management expects substantially all revenues to be generated in the United Kingdom in the near term.

Cost of sales
Cost of sales decreased by 4.8% from (pound)71.6 million in 1998 to (pound)68.2 million in 1999 and represented 41.9% and 39.1% of turnover respectively.
         Due to the significant weighting of revenues to the ISD, cost of sales within the ISD consists primarily of royalties paid by the Company to content publishers, whose information is downloaded by a user through the Company's services. Also relating to the ISD are telecommunications charges and computer processing costs, and, to a lesser degree, annual fixed fees paid to some content providers irrespective of the level of usage of that provider's information. The majority of the ISD's royalties paid to content publishers are based upon a percentage of net revenue billed to the user which allows the Company to offer flat-fee packages. However, there is a minority of content providers to whom royalties are paid on the basis of volume of data accessed, regardless of the revenue billed to the customer. The number of flat-fee packages with access to this latter category of content providers increased slightly during 1999 with a corresponding negative effect on the ISD's gross margin. The effect of this, however, was more than offset by the benefit of the Fujitsu licence fees causing the ISD's gross margin to increase slightly from 57.7% in 1998 to 59.9% in 1999.
         Cost of sales for the WSD is much lower than the ISD as technology-based sales, which consist of licence fees and royalties, have minimal associated direct costs. The majority of 1999's cost of sales consists of direct costs associated with the Fujitsu technology licence.
         Cost of sales within the ECD relate solely to the costs of goods sold by OfficeShopper. Sales made by Sparza have negligible associated direct costs.

Distribution costs
Distribution costs consist of salaries and commissions paid to sales staff and account managers, travel and entertainment and similar expenses incurred by sales personnel, and marketing expenses, including advertisements, marketing literature and trade shows.
         Distribution costs increased slightly from(pound)21.6 million in 1998 to(pound)22.1 million in 1999. Although management had planned to invest significantly in sales and marketing expenditure across all three divisions, cash constraints meant that these costs remained largely flat. Following the disposal of the ISD to Thomson, it is expected that the level of distribution costs in the WSD and the ECD to rise accordingly.

Administration expenses
Administration expenses consist of all facilities costs (including the Company's main offices in London, California, North Carolina and Bern, Switzerland, which house the Company's management, sales, administrative and editorial staff, and the Company's data centres); remuneration for all employees other than persons directly involved in selling or account management; and operating expenses for the Company's data centres (other than telecommunications and processing charges included in cost of sales as described above).
         Administration expenses increased from (pound)44.2 million in 1998 to (pound)54.7 million in 1999, which represent 25.9% and 31.3% of revenues respectively. The increase is primarily attributable to increased investment in staff across all three divisions and also reflects a lower level of capitalisation of programming staff used to support the products successfully released in 1999. All Year 2000 issues were successfully resolved but also necessitated certain additional resources.

Amortisation of product development costs/goodwill
The amortisation of product development costs and goodwill amounted to (pound)9.7 million, compared to (pound)7.8 million in 1998. The increase is primarily due to the release in 1999 of a suite of ISD products that further enabled customers to access content via the Web.

Amounts written off investments
Amounts written off investments in 1999 totalled (pound)4.6 million, an increase of 100% on 1998's balance of (pound)2.3 million. In 1999 the Company booked a provision of (pound)3.2 million against its remaining investments in 4th Network (now renamed eHotel), reflecting further delays in eHotel's proposed initial public offering. In addition, a further charge of (pound)1.4 million was made against the Company's investment in Frost & Sullivan Electronic Distribution LLC reflecting concerns over the value of certain of its exclusive online distribution rights.

Exceptional items
During 1999, the Company entered into a strategic partnership with Fujitsu whereby Fujitsu was appointed exclusive reseller of the Company's products in Japan. The Company has booked a provision of (pound)911,000 relating to the closure of its former subsidiary distributor in Japan, KMK DigiTex Company Limited.

Interest receivable and interest payable
Net interest payable of (pound)18.0 million compares to (pound)17.2 million for 1998, an increase of 4.8%, and relates almost exclusively to interest paid on both senior and high-yield debt taken out at the time of the acquisition of Knight-Ridder Information, Inc. (KRII). The average balance outstanding during 1999 amounted to $277.8 ((pound)172.4) million as compared to $253.4 ((pound)157.2) million in 1998.
         The net proceeds of the sale of the ISD on 4 May 2000 were used to repay these balances in full.

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Included within the net interest expense of (pound)18.0 million is (pound)1.3 million of amortised bank debt fees. Bank and related fees amounting to (pound)8.2 million were paid in connection with the debt raised to acquire KRII, and the unamortised value is netted off against the carrying value of the related indebtedness in accordance with FRS4 (Capital instruments). The unamortised balance written off to the profit and loss account on 4 May 2000 following the repayment in full of the debt balances amounted to (pound)5.6 million.

Taxation
The Company's tax charge for 1999 relates mainly to the tax arising on the profitable performance of its foreign sales subsidiaries. In addition, (pound)400,000 relates to the application of 10% Japanese withholding tax on the technology licence granted to Fujitsu of (pound)4.0 million.
         No tax arises in the UK, US or Switzerland as a result of past tax losses. It is expected that the tax losses in the US and Switzerland will pass to Thomson following the disposal of the ISD.
         No capital gains liabilities are forecast as a result of the disposal of the ISD.

Earnings per share (EPS)
The Company achieved a loss per share of 3.5 pence compared to earnings of 4.8 pence per share for 1998.
         The dilutive impact of the Company's outstanding warrants and options did not have a material effect on reported EPS.

Liquidity and capital resources
The Company's operating activities generated net cash of (pound)33.6 million during the year ended 31 December 1999, compared to (pound)34.1 million in 1998. The cash generated in 1999 from operating activities is shown net of (pound)2.7 million of costs relating to the one-off restructuring charges arising from the merger activity of KRII and M.A.I.D, compared to restructuring costs of (pound)6.9 million in 1998. As at 31 December 1999, nearly all exceptional restructuring costs had been incurred with the exception of onerous lease commitments amounting to (pound)0.6 million and potential legal costs of (pound)0.8 million.
         The Company incurred net capital expenditure of (pound)16.6 million in 1999 compared to (pound)18.8 million in 1998, the reduction largely due to cash constraints experienced by the Company.
         The Company's capital expenditure requirements are primarily for product development, computer equipment for the Company's data centres and other operations, related software, leasehold improvements and office equipment. In November 1999, the Company announced that it had entered into an agreement with ICL to outsource the operations of its data centre in Palo Alto, California for a period of seven years. This will limit the ISD's future capital expenditure in relation to the Dialog data centre to approximately (pound)1 million per year over the life of the agreement. Following the disposal of the ISD to Thomson, it is expected that the Company's future capital expenditure requirements will greatly reduce.
         In June 1999, the Company acquired the remaining 48% minority shareholding in its Japanese subsidiary, KMK DigiTex Company Limited, for (pound)0.4 million. This allowed for the subsequent transfer of the ISD content distribution rights in the Japanese territory to Fujitsu, which became effective in January 2000.
         On 2 February 1999, the Company announced the disposal of the CARL library systems and the UnCover document delivery businesses for gross proceeds of $2.25 ((pound)1.4) million. Both of these businesses were acquired as part of the acquisition of KRII and were not core to the Dialog product offering. The disposal proceeds consisted of an upfront cash payment of $1 million together with an interest bearing loan note of $1.25 million due in January 2001, $0.25 million of which was paid in advance during the year ended 31 December 1999. The balance owing on the loan note has been transferred to Thomson along with the disposal of the ISD. The Company incurred expenses of $0.5 ((pound)0.3) million in connection with the sale of these non-core businesses.
         The Company had cash at bank and in hand on 31 December 1999 of (pound)10.5 million compared to (pound)4.5 million on 31 December 1998. The Company had a revolving bank facility of $25.0 ((pound)15.5) million available, $21.5 million ((pound)13.2) million of which was drawn at 31 December 1999. In addition, during May 1999 the Company announced that it had secured an additional facility from The Chase Manhattan Bank to enable the release of some funds previously earmarked for debt repayments to be invested in the operating businesses. The facility was repayable in October 2002 and carried interest at a rate of 3.25 percentage points above US Dollar LIBOR through to 1 October 1999 and 4.25 percentage points over US Dollar LIBOR thereafter.
         In connection with this additional facility, the Company agreed to issue Chase warrants to purchase an initial 1.5 million Ordinary shares exercisable between 17 May 1999 and 11 October 2002, together with additional warrants to purchase a further 1.5 million Ordinary shares between 1 August and 1 November 1999 since the term facility was still outstanding on these dates, such warrants to be exercisable up to 14 May 2004. The warrants were originally exercisable at a price of 120.5 pence per share but were re-priced in November at an exercise price of 90.6 pence.
         In addition, in November 1999, the Company requested, and was granted, a relaxation of the banking covenants from the senior lenders in order to facilitate refinancing discussions. In consideration for this covenant relaxation, the Company granted further warrants to the senior lenders to purchase 6 million Ordinary shares at a price of 90.6 pence per share. These warrants remain exercisable until November 2009.
         Total debt service costs in 1999 amounted to principal of (pound)22.0 million and interest of (pound)16.9 million compared to principal of (pound)9.6 million and interest of (pound)15.3 million in 1998. The principal repaid in 1999 included $10.3 ((pound)6.4) million in respect of the additional Chase facility. Since 31 December 1999, the Company paid an amount of $6.0 ((pound)3.7) million owing on the additional Chase facility. On 4 May 2000, following the disposal of ISD, the Company repaid all of its remaining outstanding indebtedness of $275.0 ((pound)171.9) million, including accrued interest of $9.7 ((pound)6.0) million.

Investments
Investments include strategic investments in non-quoted companies including:
Frost & Sullivan ((pound)5.0 million), a leading market research company; Teltech Resources ((pound)3.1 million), a redistributor of Dialog content; and Frost & Sullivan Electronic Distribution LLC, a joint venture with Frost & Sullivan ((pound)1.5 million). During the year, the Board provided for the Company's remaining investment in Fourth Network, Inc. (now renamed eHotel) of (pound)2.3 million.

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The Company's investments in Frost & Sullivan and Frost & Sullivan Electronic Distribution LLC were transferred to Thomson along with the disposal of the ISD.
         On 7 March 2000, Teltech announced its intention to merge with Sopheon plc, valuing the Company's investment in Teltech at approximately $7.5 million ((pound)4.3 million). Consummation of the merger is subject to various conditions that include registering the Sopheon shares and approval of the transaction by Teltech shareholders at a special shareholders' meeting.

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Board of Directors and Company Secretary

Allen Thomas
Non-Executive Chairman, Age 60
Allen Thomas joined the Board as a Non-Executive Director in September 1997. A qualified solicitor, Allen is Chairman of Ockham Holdings plc, a Director of Penna Holdings plc and a Non-Executive Director of Eidos plc. From 1972 to 1992 he was a partner in Paul, Weiss, Rifkind, Wharton & Garrison, a leading New York based law firm, where he was the founding managing partner of the Hong Kong office and acted as General Counsel to Municipal Assistance Corporation in the refinancing of New York City. Additionally, he was a Non-Executive Director of The Mitsubishi Bank Trust Company of New York.

Daniel Wagner
Chief Executive, Age 36
Daniel Wagner founded the Company in 1985, and has been the driving force behind its growth and development, including listings on both the London Stock Exchange and the NASDAQ. Throughout his career, he has engineered numerous acquisitions, and has been responsible for forging a wide array of strategic alliances. In addition, he has driven the Company's move into the Internet technology and eCommerce markets, and led the formation of the Company's incubator division. As one of the key individuals behind the development of the online sector, Daniel has won various awards for entrepreneurial achievement and is in frequent demand for high-level speaking engagements both in the UK and overseas.

David Mattey
Chief Financial Officer, Age 37
David Mattey joined the Company as Financial Controller in 1991 and was appointed Finance Director in December 1992. David was key to the Company's flotation on both the LSE and NASDAQ, and indeed has been credited as being the youngest Finance Director to bring a company to market on both sides of the Atlantic. In the past year, David led negotiations with the Company's lending banks and bondholders to eliminate the Company's debt, and has been responsible for restructuring the overall capital and financial structure of Bright Station plc. Additionally, he is a Non-Executive Director of Easynet Group plc, a leading European Internet service provider. David is a qualified Chartered Accountant and was previously a tax consultant with the accountancy firm BDO Stoy Hayward.

Ian Barton
Non-Executive Director, Age 54
Ian Barton joined the Board as a Non-Executive Director in 1986. During his career, he has held a number of executive management and other senior positions in information, technology and investment businesses. Most recently, he was Managing Director of Octagon Investment Management. Prior to this, he held senior posts in organisations including the Post Office Telecommunications Headquarters' Long Range Intelligence Division, and CADCentre Ltd. Ian currently holds Non-Executive Directorships with the high-technology companies Robot (UK) Ltd, Pelco (UK) Ltd and Distributed Information Processing Ltd, and with Central Europe Trust Company Ltd, a consultancy and fund management company specialising in Central and Eastern Europe.

Marmaduke Hussey
Non-Executive Director, Age 76
Lord Hussey of North Bradley joined the Board as a Non-Executive Director in May 1996. His distinguished media career began in 1949 with Associated Newspapers, where he became a Director in 1964. In 1967 he was appointed Managing Director of Harmsworth Publications, and joined the Thomson Organisation as Chief Executive of Times Newspapers in 1971. Lord Hussey was a Director of Times Newspapers Ltd and Colonial Mutual Ltd from 1982 to 1986 and served as the Chairman of the Board of Governors of the BBC from 1986 to March 1996. He was a Director of William Collins Limited from 1985 to 1989 and Chairman of the Royal Marsden Hospital from 1985 to 1998. He is Chairman of Ruffer Investment Management and Cadweb Ltd, and sits on the Council of the King's Fund. Lord Hussey is retiring from the Board and has determined not to stand for re-election at this year's AGM.

Patrick Sommers
Non-Executive Director, Age 53
Patrick Sommers joined the Company as Chief Operating Officer in October 1998, and was a key figure in the sale of the ISD to The Thomson Corporation. Upon closure of the deal, Patrick resigned his executive responsibilities with the Company to become President of the Dialog business, with Thomson. He remains on the Board as a Non-Executive Director. Prior to joining the Company, Patrick was Chairman and Chief Executive of Medicus Systems Corporation, a NASDAQ-listed technology company. Between 1986 and 1995, he was President of three companies:
Ceridian Corporation (formerly known as Control Data), GTE Industry Services (an outsourcing company) and D&B Information Resources Inc. Patrick previously held various positions in the international division and corporate centre of Dun & Bradstreet.

Richard Swank
Non-Executive Director, Age 69
Richard Swank joined the Company in November 1997 as an advisor on integration strategy following the purchase of Knight-Ridder Information Inc. He acted as Non-Executive Chairman of the North American businesses, until being appointed as a Non-Executive Director of the Company in March 1999. From April 1989 to December 1994, Richard was Chairman and Chief Executive Officer of Advanstar Communications Inc. where he had responsibility for a successful financial restructuring and implementation of a revised corporate strategy. Prior to joining Advanstar, Richard was Executive Vice President of Dun & Bradstreet Corporation and President of its subsidiary, the Rueben H. Donnelly Corporation.


Jonathan Ball
Company Secretary, Age 42
Jonathan Ball joined the Company in 1994 and was appointed Company Secretary in 1996. He has been closely involved in the Company's NASDAQ placing and in the Company's acquisition, merger and divestiture activities over the past six years. In his current position as both Secretary to the Board and Director of Human Resources, Jonathan is responsible for a broad range of administrative matters within the Group. Prior to joining the Company, he held various international management posts within the hospitality industry. Jonathan is a Fellow of the Institute of Chartered Secretaries and Administrators.

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Corporate Governance and Internal Financial Control

The Board's policy is to manage the affairs of the Company in accordance with the Principles of Good Governance and Code of Best Practice as derived from the Final Report of the Committee on Corporate Governance ("the Combined Code"). The ways in which the Company applies those principles is contained in the relevant sections of this Report. The Company complied during the year with all the provisions of section 1 of the Combined Code with the following exceptions: (i) Following the appointment of Allen Thomas as Chairman in May 1999, the Company does not currently have a nominated Senior Non-Executive Director. (ii) Prior to the sale of the ISD, Patrick Sommers was employed on a two-year rolling contract as an Executive Director. On completion of the sale, Patrick Sommers became a Non-Executive Director of the Company and no longer is subject to a service agreement.

Compliance with the Combined Code

The Board
The Board normally meets 12 times a year to make and review major business decisions and monitor current trading against approved budgets. Matters specifically reserved for the Board are set out in a formal schedule. Once a year the Board meets in conference to consider long-term strategy and industrial developments affecting the Company.
         There is an agreed procedure for Directors to take independent professional advice, if necessary, at the Company's expense. They also have access to the advice and services of the Company Secretary, whose appointment is in accordance with the Combined Code.

Chairman and Chief Executive
The roles of Chairman and Chief Executive are separate. The Chairman is primarily responsible for the working of the Board, for the balance of its membership (subject to Board and shareholders' approval), and for ensuring that all Directors are enabled to play their full part in its activities. The Chief Executive's task is to manage the business and to implement the policies and strategies adopted by the Board.
         Following the retirement of Michael Mander as Chairman of the Company in May 1999, Allen Thomas, previously Deputy Chairman and senior Non-Executive Director, was appointed as Chairman.
         The Board considered the issue of nominating a new senior Non-Executive Director and determined that it was an inappropriate time to make such an appointment. The Board will reconsider the matter in the near future.

Board balance
There are two Executive Directors and five Non-Executive Directors on the Board. Patrick Sommers was an Executive Director of the Company until completion of the sale of the ISD to Thomson whereupon he became a Non-Executive Director. The Non-Executive Directors are independent of management and free from any business or other relationship with the Company, other than owning shares or as disclosed in note 7. Their biographies are set out on page 18.

Supply of information
The Board is provided with comprehensive reports on the Company's affairs in order that informed decisions can be reached in a timely manner. Periodical reports are supplemented with more detailed information on all important issues and regular contact is maintained with the Non-Executive Directors between Board meetings.

Appointments to the Board
There is a Nomination Committee consisting of Allen Thomas, Ian Barton, Marmaduke Hussey, Patrick Sommers and Richard Swank which is chaired by Allen Thomas. The Committee is responsible for overseeing the selection process for Executive and Non-Executive Directors and for making recommendations to the Board on all new appointments.

Re-election
Under the Company's articles of association, one third of the Directors are required to stand for re-election at each Annual General Meeting. All Directors are subject to election by shareholders at the earliest opportunity following their appointment to the Board. Biographical details of all Directors, including those who present themselves for election or re-election at this year's Annual General Meeting, are set out on page 18.

Directors' remuneration
The remuneration policy for the executive Directors is devised and monitored by the Remuneration Committee comprising of Allen Thomas, Ian Barton, Marmaduke Hussey and Richard Swank and chaired by Allen Thomas. The Committee's report is set out on pages 20-21.

Relations with shareholders and AGM
The Company maintains a close relationship with its principal investors and encourages all shareholders to participate in the Annual General Meeting, whether in person or by proxy.

Accountability and audit
The responsibilities of the Directors and auditors are set out on pages 24 and 25.

Going concern
The Directors consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the financial statements. In arriving at this decision, the Directors have reviewed the Company's budget for 2000 and plan for 2001. This review included consideration of the cash flow implications of these plans, including proposed expenditure on tangible and intangible fixed assets. These cash flow implications were then compared with the Company's cash resources and existing bank facilities.

Internal control
The Board is committed to identifying all of the Group's significant risk areas and enhancing its internal systems and procedures to ensure that risk is identified, managed and regularly reported. Following guidance for directors published by the Turnbull Committee, the Board acknowledges its need to develop further a more formal and periodic reporting function

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with which to assess and manage the Group's risks. This will enable the Group to ensure that adequate resources are targeted at controlling the main areas of risk to which the Group is exposed.
         In view of the significant change that the Group has recently undergone, the Directors will be conducting a detailed review during the remainder of 2000. The Board is committed to ensuring that by the end of 2000 the Turnbull recommendations with regard to risk management will be fully implemented. In the meantime, in accordance with current guidelines, the Board continues to report only internal financial controls.

Internal Financial Control
The Directors have overall responsibility for the Group's system of internal financial control, which aims to safeguard Group assets, ensure that proper accounting records are maintained and ensure that the financial information used within the business and for publication is reliable. Although no system of internal control can provide absolute assurance against material misstatement or loss, the Directors have reviewed the effectiveness of the Group's internal financial control and are satisfied that they provide reasonable assurance that problems are identified on a timely basis and dealt with appropriately.
         The Company does not have an internal audit function at present, although the Board will keep this matter under review.
         Key features of the Group's system of internal financial control include:
- There are clear responsibilities on the part of the financial management for the maintenance of good financial controls and the production of accurate and timely financial management information.
- A comprehensive budgeting system including detailed reviews at all levels of the Group's operations and formal reviews and approvals of the annual budget by the Directors.
- The preparation of monthly comparisons of actual results against budget which are subject to review by the Board.
- A framework of delegated authorities and powers exist such that transactions of significant size or type are undertaken only after Board review, and that other significant transactions require the authority of two of the executive Directors.
- With respect to treasury procedures, the Company's policy is to place its cash and time deposits with lending banks which are rated AA - or higher in order to limit the amount of credit exposure.

Audit Committee and external auditors
The Audit Committee is formally constituted and consists of Ian Barton, Marmaduke Hussey, Allen Thomas and Patrick Sommers, being chaired by Ian Barton. The Audit Committee meets with the Chief Financial Officer in order to review the effectiveness of the system of internal financial control, and discusses with the auditors the control matters identified during the course of their audit work. It also reviews the annual accounts and the interim and preliminary announcements prior to submission to the Board, compliance with accounting standards and the scope and extent of the external audit programme. The Chairman of the Audit Committee reports to the Board on matters discussed at the Audit Committee meeting. The Audit Committee is responsible for selecting the firm of accountants to be recommended to shareholders for appointment as independent auditors each year, and reviewing the overall financial relationship between the Company and its auditors.
         The report from the auditors is set out on page 25.

Remuneration Committee Report
The members of the Remuneration Committee are:
Allen Thomas (Chairman of the Committee)
Ian Barton
Marmaduke Hussey
Richard Swank

Details of each Director's remuneration package, together with their share options and interests in Ordinary shares of the Company, are set out in note 7 to the Financial Statements.

Policy statement
The Remuneration Committee (the "Committee") seeks to provide remuneration packages in form and amount that will attract, retain, motivate and reward executive Directors of the quality required to manage the business of the Group. The Committee seeks to avoid paying more than the market rate for this purpose. In establishing the level of remuneration for each Director, the Committee has careful regard to the packages offered by comparable companies and has access to external remuneration consultants which enables wide-ranging comparisons to be made.

Salaries and performance-related remuneration
The salaries of the executive Directors are reviewed annually. As part of the review process, the Committee considers individual performance and experience, the size and nature of the role, the Company's performance and salaries offered for similar positions elsewhere. Wherever possible, the Committee seeks to align the interests of executives with those of shareholders through performance-related remuneration. Bonuses are based on successful performance and are only paid on achievement of carefully considered targets. All bonuses are capped. Bonus payments and any gains under share option schemes are not pensionable.

Benefits
Executive Directors are eligible for a range of taxable benefits which include provision of a company car or car allowance (taken in the form of additional salary) and payment of related operating expenses including fuel for business use. Additional benefits include contributory pension arrangements, membership of private medical insurance schemes, reimbursement, up to specified limits, of the annual subscription to an appropriate professional body and of business-related home telephone charges.

Notice periods
Each of the current Executive Directors is employed on rolling contracts with a notice period of one year.
         The Remuneration Committee considers that notice periods of one year are reasonable and proper and in the interests of the Company and its Executive Directors, having regard to prevailing domestic market conditions and current practice amongst public companies.

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Corporate Governance and
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Change of control provisions
The Executive Directors' service agreements contain certain provisions which become effective in the event that any person or persons acting in concert acquires or acquire a Controlling Interest (as defined within Part 1 of Schedule 13 of the Companies Act 1985) in the Company. These provisions include the payment of salary equivalent to the contractual notice period as well as payment in lieu of a bonus of 75% of salary in the event of termination of employment within 12 months following a change of control of the Company.

Share schemes
The Company operates a number of share related schemes for employees, details of which are set out on pages 52-58. In awarding share options to executive Directors, the Remuneration Committee has regard to guidelines published by investor protection committees, the provisions of the Combined Code and the individual performance of participants, as well as the particular circumstances of the Company. Grants under the executive schemes are generally made on a bi-annual basis at the prevailing market share price and are subject to a vesting period of three years. Grants under the US stock option plan are subject to incremental vesting after an initial one year period in order to reflect current US market practice.
         Following the recent reorganisation of the Company, the Committee believes that it is an appropriate time to establish certain additional equity incentive arrangements that will strengthen the union of interest between shareholders and key executives. Details of the proposals, which the Committee consider to be in the best interests of the Company and its shareholders, are set out on pages 80-84.

Performance conditions
During the year, share options were granted to the executive Directors at an exercise price of (pound)4.00 per Ordinary share, a premium of 340% above the market price of the Company's shares prevailing at the time.

Remuneration policy for Non-Executive Directors
The remuneration of Non-Executive Directors consists of fees for their services in connection with Board and Board Committee meetings. Fee levels are determined by the Executive Directors with regard to remuneration surveys and levels offered by comparable companies and, in the case of the Chairman's fees, in consultation with the other Non-Executive Directors.
         The Non-Executive Directors do not have service contracts, nor do they participate in Group bonus schemes.

Annual Report 1999

www.brightstation.com
Technology born for business

22


Report of the Directors

The Directors present their report together with the audited financial statements for the year ended 31 December 1999.

Principal activity
The principal activity of the Company and its subsidiaries is the provision of Internet-based information, technology and eCommerce solutions to the corporate market.

Review of the business
A review of the business is set out in the Operating and Financial Review.

Subsequent events
As detailed in note 31 to the financial statements, on 23 March 2000 the Company announced the restructuring of the Group through the proposed sale of the ISD to The Thomson Corporation for $275 million in cash. In connection with this transaction, the Company launched a cash tender offer and consent solicitation on 24 March 2000 to the holders of its $180 million 11% Senior Subordinated Notes which was accepted by the bondholders on 20 April 2000. The proposals were approved by the Company shareholders at an Extraordinary General Meeting held on 27 April 2000, and the transfer was completed on 4 May 2000.
         On 5 May 2000 the Company changed its name from The Dialog Corporation plc to Bright Station plc.

Results and dividends
The profit and loss account set out on page 26 shows the results for the year. The Directors do not recommend the payment of a dividend (1998: (pound)nil). The retained deficit of (pound)5.4 million has been transferred to reserves.

Fixed assets
The changes in fixed assets are shown in notes 10-13 to the financial statements.

Share capital
Movementsin the share capital and share premium account are shown in notes 18 and 19 to the financial statements.
         Shares to be issued are detailed in note 20 to the financial statements.


Directors and their interests
The Directors who served during the year were as follows:
--------------------------------------------------------------------------------
                                                                       Position
Name             Age                               Position          held since
--------------------------------------------------------------------------------
I Barton          54                               Director                1986
G Burrows         49          Chief Technology Officer (US)                1998
                                 (resigned 2 February 1999)
M Hussey          76                               Director                1996
S Maller          41     Chief Technology Officer (EMEA-AP)*               1996
M Mander          64        Director (resigned 1 July 1999)                1987
D Mattey          37                Chief Financial Officer                1992
J Molle           35               President - The Amercias*               1997
C Morton          36                    President - EMEA-AP*               1997
D Smith           54               Executive Vice President                1996
                                 (resigned 2 February 1999)
P Sommers         53                Chief Operating Officer                1998
                                    (Non-Executive Director
                                           from 4 May 2000)
R Swank           69                               Director
                                  (appointed 15 March 1999)
A Thomas          60                               Chairman                1997
D Wagner          36                Chief Executive Officer                1985
--------------------------------------------------------------------------------
*        resigned and transferred with the ISD on 4 May 2000

The Directors' interests in the Ordinary share capital and options over shares of the Company are disclosed in note 7 to the financial statements. The interests of Directors in contracts with the Company are also set out in note 7 to the financial statements.
         The Company purchased directors' and officers' liability insurance for the year ended 31 December 1999 which has been renewed for the current financial year.
         At each Annual General Meeting one third of the directors shall retire from office by rotation. A retiring director shall be eligible for re-election.
         The biographies of the Directors are set out on page 18.

Substantial shareholdings
As at 30 June 2000, notification had been received of the following interests, excluding the interests of Directors of the Company as at 31 December 1999 (as discussed in note 7 to the financial statements), exceeding 3% of the Company's Ordinary share capital:

------------------------------------------------------------------------------
                                                 Ordinary          % of issued
                                                shares of     share capital at
                                                  1p each        30 June 2000*
------------------------------------------------------------------------------
Prudential Corporation                          9,585,498                 5.55
Thomson Finance SA                              9,297,290                 5.39
Jiyu Holdings Limited                           7,038,123                 4.08
------------------------------------------------------------------------------
* Based upon the total issued share capital of 172,598,331 at 30 June 2000. The movement in the total issued share capital from 154,943,398 at 31 December 1999 to 172,598,331 at 30 June 2000 resulted from the issue of shares to Thomson and Jiyu Holdings in conjunction with the transfer of the ISD to Thomson, the allotment of 428,796 Ordinary shares as deferred consideration for the acquisition of Write Works, the issue of 285,444 Ordinary shares to P Sommers in connection with a bonus arrangement on the transfer of the ISD to Thomson along with the allotment of 68,844 Ordinary shares into the Company's 401(k) Investment Savings Plan for US employees and the exercise of options over

Annual Report 1999
Report of the Directors

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Technology born for business

23

536,436 Ordinary shares under the terms of the Company's share option schemes.

Employee communication and involvement
It is a Group policy to communicate regularly and frequently with all employees on matters of concern to enable them to take a wider interest in the affairs of their employing company and the Group. This is done in a variety of ways including bulletins and briefing sessions.
         A significant number of employees are either shareholders in the Company or hold options through the share option schemes. This provides them with the opportunity to participate directly in the success of the business.

Employment policies
The Group is committed to the principle of equal opportunity in employment, regardless of a person's race, creed, colour, nationality, sex, marital status, or disability. Employment policies are fair, equitable, and consistent with the skills and abilities of our employees and the needs of our business. These policies ensure that everyone is accorded equal opportunity for recruitment, training and promotion. Where an employee becomes disabled whilst employed by a Group company, every effort is made to allow that person to continue in employment.

Creditor payment terms
It is the Group's normal procedure to agree to terms of transactions, including payment terms, with suppliers in advance. Payment terms vary, reflecting local practice throughout the world. It is the Group's policy that payment is made on time, provided that suppliers perform in accordance with the agreed terms and subsequent to available liquid resources. As at 31 December 1999, trade creditors of the Company represented 55 days equivalent of aggregate amounts invoiced by suppliers during the year.

Charitable and political donations
During the year ended 31 December 1999, the Group made no corporate donations for charitable purposes (1998: (pound)28,915). No political donations were made during the year (1998:(pound)nil).

Year 2000
The Company completed, by early December 1999, a group wide multi-faceted programme to address Year 2000 compliance issues with the objective of ensuring that there was no adverse impact on business operations or systems. The total cost of the programme was approximately (pound)3 million (1998 expense: (pound)1 million; 1999 expense: (pound)2 million).
         The Company and the Group did not experience any Year 2000 related problems. The Directors do not consider that there are any significant matters in respect of the Year 2000 issue that have had an operational or financial impact on the Company and the Group. This success can be attributed to the significant risk analysis performed by Bright Station plc which determined the impact of the issue on all activities. Prioritised action plans were developed and designed to address the key risks, and priority was given to those systems which could cause a significant financial or legal impact on the Group's business if they were to fail.
         The Company has not been adversely affected by the inability of third parties to successfully manage their Year 2000 problem.
         Given the complexity of the problem, it is still not possible for any organisation to guarantee that no Year 2000 problems will occur, because at least some level of failure may still occur. However, the Directors believe that the Company has achieved and maintained an acceptable state of readiness and has also provided resources to deal promptly with significant subsequent failures or issues that still might arise.

Auditors
PricewaterhouseCoopers have expressed their willingness to continue in office and a resolution to re-appoint them will be proposed at the Annual General Meeting.

Annual General Meeting
Notice of the Annual General Meeting to be held at 10.0 a.m.on Tuesday 5 September 2000 at The Institute of Directors, 116 Pall Mall, London SW1Y 5ED is set out on pages 85-86.
         Resolutions 1-3 to be proposed at the meeting deal with ordinary business. Resolutions 4-7 deal with special business as explained below and in further detail in the notes to the Notice of the Annual General Meeting.
         Resolution 4 authorises the establishment of subsidiary share option schemes (the "Schemes") in respect of four designated subsidiaries of Bright Station - WebTop, OfficeShopper, Smartlogik and Sparza - for the incentivisation and benefit of key management and personnel within these subsidiaries. The strategy of the Board is to develop these businesses as separate entities within the Group with the expectation that they will eventually be floated or sold. The Board considers that an important factor in ensuring the success of this strategy is to tie the fortunes of the management teams to the success of the ventures for which they have specific responsibility by granting options over shares in the relevant business. Further details of the proposed Schemes are on pages 80-84.
         Resolution 5 seeks authority for the Board to establish a new discretionary share-based incentive arrangement which the Board believes will meet its objective of incentivising senior employees to generate a material increase in the current value of a shareholder's investment. The main features of the LTIP are summarised on pages 80-84.
         Resolution 6 seeks authority for the establishment of an Employee Benefit Trust for the subscription or purchase of Bright Station shares for the equity incentive schemes operated by the Company. The main features of the Trust are summarised on pages 80-84.
         Resolution 7 seeks authority for the Board to amend the limits contained within the rules of the existing share option schemes in order to ensure continuity amongst all of the Company's equity incentive plans. To this end, it is proposed that awards made to employees who no longer work for the Company as a result of the sale of the ISD to The Thomson Corporation shall be disregarded for the purposes of calculating the maximum scheme limits. Details of the proposed amendments are set out on pages 80-84.

By order of the Board


/s/ J. BALL
-------------

J Ball
Company Secretary, 14 July 2000

Annual Report 1999

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Technology born for business

24


Statement of Directors' Responsibilities

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group for that period. In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Annual Report 1999

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Technology born for business

25

Auditors' Report to the Shareholders of Bright Station plc (formerly The Dialog Corporation plc)

We have audited the financial statements on pages 26-70 which have been prepared under the historical cost convention.

Respective responsibilities of Directors and Auditors
The Directors are responsible for preparing the Annual Report. As described on page 24, this includes responsibility for preparing the financial statements, in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and our profession's ethical guidance.
         We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.
         We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.
         We review whether the statement on pages 19-21 reflects the Company's compliance with those provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board of the United Kingdom, which are substantially similar to generally accepted auditing standards in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.
         We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

United Kingdom opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 1999 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

United States opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group at 31 December 1999, 1998 and 1997 and the results of its operations and cash flows for each of the three years in the period ended 31 December 1999, all expressed in Pounds Sterling in conformity with accounting principles generally accepted in the United Kingdom.
         Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended 31 December 1999 and consolidated shareholders' equity, all expressed in Pounds Sterling at 31 December 1999 and 1998 as shown in the summary of differences between UK and US generally accepted accounting principles set out on pages 64-68.



PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
1 Embankment Place
London
WC2N 6NN
14 July 2000

Annual Report 1999

www.brightstation.com
Technology born for business

26

Consolidated Profit and Loss Account for the year ended 31 December 1999

====================================================================================================================================
                                                            Restructuring                               Restructuring
                                                                costs and                                   costs and
                                                     Total          other          Total          Total         other         Total
                                                    before    exceptional          after         before   exceptional         after
                                             restructuring          items  restructuring  restructuring         items restructuring
                                      Total          costs       (note 5)          costs          costs      (note 5)         costs
                                       1999           1998           1998           1998           1997          1997          1997
                           Notes (pound) 000   (pound) 000    (pound) 000    (pound) 000    (pound) 000   (pound) 000   (pound) 000
------------------------------------------------------------------------------------------------------------------------------------
Turnover                       2    174,452        170,762              -        170,762         46,082             -        46,082
Cost of sales                       (68,174)       (71,618)             -        (71,618)       (17,166)            -       (17,166)
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                        106,278         99,144              -         99,144         28,916             -        28,916
Distribution costs                  (22,118)       (21,605)            45        (21,560)       (15,700)       (1,313)      (17,013)
Administrative expenses             (54,677)       (44,170)        (2,628)       (46,798)       (13,415)       (9,247)      (22,662)
Amortisation/write-off of
development costs          10,11     (9,749)        (7,760)             -         (7,760)        (3,558)       (7,990)      (11,548)
Amounts written
off investments                5     (4,619)             -         (2,300)        (2,300)             -             -             -
------------------------------------------------------------------------------------------------------------------------------------
Operating profit/(loss)      2,4     15,115         25,609         (4,883)        20,726         (3,757)      (18,550)      (22,307)
Exceptional item - provision
for closure of business        5       (911)             -              -              -              -             -             -
Exceptional item - gain on
sale of fixed
asset investments              5          -              -          2,069          2,069              -         4,035         4,035
Interest receivable                     305            205              -            205            338             -           338
Interest payable and
similar charges                6    (18,366)       (17,436)             -        (17,436)        (2,498)            -        (2,498)
------------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary
activities before taxation           (3,857)         8,378         (2,814)         5,564         (5,917)      (14,515)      (20,432)
Taxation on (loss)/profit
on ordinary activities         8     (1,478)          (769)             -           (769)          (323)            -          (323)
------------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary
activities after taxation            (5,335)         7,609         (2,814)         4,795         (6,240)      (14,515)      (20,755)
Minority equity interests     23        (50)          (356)             -           (356)            11             -            11
------------------------------------------------------------------------------------------------------------------------------------
Retained (deficit)/profit     21     (5,385)         7,253         (2,814)         4,439         (6,229)      (14,515)      (20,744)
====================================================================================================================================
(Loss)/earnings per
share (pence)                  9       (3.5)           4.8              -            2.9           (6.2)            -         (20.5)
Fully diluted (loss)/earnings
per share (pence)              9       (3.5)           4.8              -            2.9           (6.1)            -         (20.4)
====================================================================================================================================



Consolidated Statement of Total Recognised Gains and Losses
================================================================================
                                          1999           1998            1997
                                      (pound) 000    (pound) 000     (pound) 000
--------------------------------------------------------------------------------
(Loss)/gain for the financial year        (5,385)         4,439         (20,744)
Consolidated translation differences
on foreign currency net investments       (5,491)           680          (3,099)
--------------------------------------------------------------------------------
Total recognised gains and losses
for the financial year                   (10,876)         5,119         (23,843)
================================================================================
The profit and loss accounts shown above have been prepared on a historical cost basis.

The turnover and operating profit/(loss) all relate to continuing activities of the Group as of 31 December 1999.

The notes on pages 30-70 form part of these financial statements.

Annual Report 1999

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Technology born for business

27

Consolidated Balance Sheet as at 31 December 1999
=============================================================================
                                                              1999      1998
                                                  Notes (pound) 000  (pound) 000
-----------------------------------------------------------------------------
Fixed assets
Intangible assets                                    10     27,030    23,154
Goodwill                                             11      9,805     7,676
Tangible assets                                      12     14,338    17,870
Investments                                          13      9,635    12,354
-----------------------------------------------------------------------------
                                                            60,808    61,054
-----------------------------------------------------------------------------
Current assets
Stocks                                                          60       221
Debtors: amounts due within one year                 14     36,690    42,781
Assets held for resale                                           -       992
Cash and bank deposits                                      10,521     4,494
-----------------------------------------------------------------------------
                                                            47,271    48,488

Creditors (amounts falling due within one year)      15    (71,574)  (58,845)
-----------------------------------------------------------------------------
Net current liabilities                                    (24,303)  (10,357)

Total assets less current liabilities                       36,505    50,697

Creditors (amounts falling due after more than
  one year)                                          16   (137,370) (139,741)
Provisions for liabilities and charges               17     (1,430)   (4,697)
-----------------------------------------------------------------------------
Net liabilities                                           (102,295)  (93,741)
-----------------------------------------------------------------------------
Capital and reserves - equity
Called up share capital                              18      1,549     1,514
Share premium account                                19    154,949   152,128
Shares to be issued                                  20        967       967
Profit and loss account                              21   (260,303) (249,427)
-----------------------------------------------------------------------------
Equity shareholders' funds                           22   (102,838)  (94,818)

Minority equity interest                             23        543     1,077
-----------------------------------------------------------------------------
Total shareholders' funds                                 (102,295)  (93,741)
=============================================================================

The financial statements were approved by the Board of Directors on 14 July 2000 and signed on its behalf by:




/s/ D. WAGNER                         /s/ D. MATTEY
---------------------                 -------------------------
D Wagner                              D Mattey
Chief Executive                       Chief Financial Officer

The notes on pages 30-70 form part of these financial statements.

Annual Report 1999

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Technology born for business

28

Company Balance Sheet as at 31 December 1999

===========================================================================================
                                                                     1999           1998
                                                          Notes   (pound) 000     (pound) 000
-------------------------------------------------------------------------------------------
Fixed assets
Intangible assets                                            10        4,899          4,650
Tangible assets                                              12        2,183          2,842
Investments                                                  13      186,522        284,836
-------------------------------------------------------------------------------------------
                                                                     193,604        292,328
-------------------------------------------------------------------------------------------
Current assets
Stocks                                                                    27             27
Debtors                                                      14       35,258         40,734
Cash at bank and in hand                                               1,634              -
-------------------------------------------------------------------------------------------
                                                                      36,919         40,761

Creditors (amounts falling due within one year)              15      (57,935)       (55,435)
-------------------------------------------------------------------------------------------
Net current liabilities                                              (21,016)       (14,674)
-------------------------------------------------------------------------------------------
Total assets less current liabilities                                270,659        277,654

Creditors (amounts falling due after more than one year)     16     (135,745)      (136,709)
-------------------------------------------------------------------------------------------
Net assets                                                            36,843        140,945
-------------------------------------------------------------------------------------------
Capital and reserves - equity
Called up share capital                                      18        1,549          1,514
Share premium account                                        19      154,949        152,128
Shares to be issued                                          20          967            967
Profit and loss account                                      21     (120,622)       (13,664)
-------------------------------------------------------------------------------------------
Total shareholders' funds                                    22       36,843        140,945
===========================================================================================

The financial statements were approved by the Board of Directors on 14 July 2000 and signed on its behalf by:


/s/ D. WAGNER             /s/ D. MATTEY
------------------        ------------------------
D Wagner                  D Mattey
Chief Executive           Chief Financial Officer

The notes on pages 30-70 form part of these financial statements.

Annual Report 1999

www.brightstation.com
Technology born for business

29

Consolidated Cash Flow Statement for the year ended 31 December 1999

===================================================================================================================
                                                                                     1999         1998         1997
                                                                       Notes   (pound) 000   (pound) 000   (pound) 000
-------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                 25       33,583       34,151        3,175
-------------------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
Dividends paid to minority shareholders in subsidiary undertakings                      -            -          (41)
Interest received                                                                     303          205          353
Interest paid on bank loans and overdrafts                                        (16,945)     (15,251)        (585)
Interest paid on finance leases                                                      (106)         (46)        (119)
-------------------------------------------------------------------------------------------------------------------
                                                                                  (16,748)     (15,092)        (392)
-------------------------------------------------------------------------------------------------------------------
Taxation Paid                                                                        (911)        (349)        (158)
-------------------------------------------------------------------------------------------------------------------
Capital expenditure
Payments to develop intangible assets                                             (12,178)     (11,762)      (2,747)
Payments to acquire tangible fixed assets                                          (4,536)      (7,223)      (1,987)
Receipts from sale of tangible fixed assets                                            78          211          178
-------------------------------------------------------------------------------------------------------------------
                                                                                  (16,636)     (18,774)      (4,556)
-------------------------------------------------------------------------------------------------------------------
Acquisitions and disposals
Purchase of subsidiary undertakings                                       11            -         (965)    (262,623)
Cash impact of revisions to fair values                                                 -       (2,284)           -
Payment to acquire minority interests in a subsidiary undertaking         11         (428)      (1,720)           -
Net cash acquired with subsidiary undertakings                                          -          (33)      11,907
Investment in joint venture                                                        (1,235)      (1,086)        (610)
Expenses in connection with purchase of subsidiary undertakings                         -         (471)      (3,857)
Proceeds from sale of assets held for resale/investments                              777        7,123            -
Payments made in connection with sale of technology                                     -            -         (562)
Expenses in connection with the sale of assets held for resale                       (303)           -            -
-------------------------------------------------------------------------------------------------------------------
                                                                                   (1,189)         564     (255,745)
-------------------------------------------------------------------------------------------------------------------
Cash (outflow)/inflow before the use of liquid resources and financing             (1,901)         500     (257,676)
-------------------------------------------------------------------------------------------------------------------
Management of liquid resources
Cash withdrawn from deposit                                               26            -          620            -
Net receipts from sale of investments with original maturity date of
  less than one year                                                                    -            -        5,380
-------------------------------------------------------------------------------------------------------------------
Financing
Net proceeds on issue of Ordinary share capital                                       142          458      111,302
Net proceeds on issue of Senior Credit Facility                                         -            -       52,836
Net proceeds on issue of Senior Subordinated Notes                                      -            -      102,844
Debt due within one year - Increase in borrowings                                  13,187            -            -
Debt due within one year - Increase in finance leases                               1,549            -            -
Debt due within one year - Repayment of loans                                     (22,004)      (9,551)           -
Debt due after one year - New secured loan                                         15,593            -            -
Debt due after one year - Increase in finance leases                                1,509            -            -
Expenses on issue of Ordinary share capital                                             -            -         (755)
Expenses on raising of Senior Credit Facility and Senior Subordinated Notes        (1,246)         (29)      (1,608)
Repayment of capital element of finance leases                                       (525)        (549)      (1,491)
-------------------------------------------------------------------------------------------------------------------
                                                                                    8,205       (9,671)     263,128
-------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash                                                         6,304       (8,551)      10,832
-------------------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the period                                           6,304       (8,551)      10,832
Cash used to decrease lease financing                                                 525          549        1,491
Cash acquired from issue of debt (net of expenses)                                (27,533)          29     (154,072)
Cash used to repay loans                                                           22,004        9,551            -
Cash acquired from sale and leaseback                                              (3,058)           -            -
Decrease in liquid resources and cash deposits with original maturity dates
  of more than one year                                                                 -         (620)      (5,380)
-------------------------------------------------------------------------------------------------------------------
Change in net debt from cash flows                                                 (1,758)         958     (147,129)
Other non-cash changes                                                             (1,274)        (946)        (119)
New finance leases                                                                 (3,614)           -         (122)
Effect of foreign exchange rate changes                                            (5,242)       1,695       (4,422)
-------------------------------------------------------------------------------------------------------------------
Movement in net (debt)/funds in period                                            (11,888)       1,707     (151,792)
Net (debt)/funds at beginning of period                                          (145,091)    (145,904)       5,888
-------------------------------------------------------------------------------------------------------------------
Net debt at end of period                                                 27     (156,979)    (144,197)    (145,904)
===================================================================================================================

The notes on pages 30-70 form part of these financial statements.

Annual Report 1999


www.brightstation.com
Technology born for business

30

Notes to the Financial Statements

1  Accounting Policies
================================================================================
The financial statements of Bright Station plc (the "Company") have been prepared under the historical cost convention and in accordance with accounting standards applicable in the United Kingdom. There are significant differences between generally accepted accounting principles (GAAP) in the United Kingdom
(UK) and the United States (US). A summary of these differences together with the reconciliation of net profit/(loss) and shareholders' equity from UK GAAP to US GAAP is provided in note 29 to these financial statements. Certain additional disclosures have been made to aid US readers of the financial statements. The following principal accounting policies have been applied:

Accounting estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Group accounts
The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (the "Group"). All intercompany transactions and balances have been eliminated. The accounts include the results of subsidiaries acquired during the year from the relevant date of acquisition other than those subsidiaries acquired with a view to resale.

Goodwill
Prior to 1 January 1998, goodwill arising as the difference between the cost of acquisition of a subsidiary and the fair value of its net assets at the date of acquisition was written off to reserves in the year of acquisition. Goodwill arising on acquisitions since 1 January 1998 is capitalised and subsequently written off over its estimated useful life, which currently ranges from 10-20 years. Where necessary, adjustments to provisional fair values of net assets acquired are adjusted to goodwill in the first full year following the acquisition.

Turnover and revenue recognition
Turnover represents database subscription sales, online and usage charges and design and implementation fees at invoiced amounts, exclusive of value added tax and other sales taxes. Subscription revenues are recognised when contractually due and invoiced. The costs of fulfilling obligations under the terms of the subscription contract are accrued at the time the income is recognised. Online and usage charges are recognised as the service is provided.
         Most subscriptions are due and invoiced either annually or semi-annually in advance and recognised in full at the commencement of the subscription term. Some of the Group's US operations bill monthly under its 'modular pricing' scheme, whereby subscriptions for access to the Group's service are raised on a monthly basis and are accounted for accordingly.
         Annual CD-ROM usage fees are deferred and amortised over the life of the contract.
         Turnover also includes licence fees for technology sales and exclusive distribution rights. Revenues on such items are recognised when the Company has fulfilled all of its significant performance obligations.

Fixed assets
Fixed assets are stated at cost. Depreciation is provided to write off the cost, less estimated residual value, of all tangible fixed assets over their expected useful lives and is calculated at the following rates:
--------------------------------------------------------------------------------
Equipment, including computers            - 33% straight line
Motor vehicles                            - 25% straight line
Fixtures and fittings                     - 20% straight line
Leasehold improvements                    - shorter of remaining lease
                                            period and 20% straight line
Mainframe computers                       - 20% straight line
--------------------------------------------------------------------------------
Leasehold improvements relate to the cost of refurbishment of the Group's short leasehold properties.

Stocks
Stocks, which comprise consumable items, are stated at the lower of cost and net realisable value.

Foreign currency
Transactions denominated in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Transactions to be settled at a contract rate are recorded at that rate. Any gains or losses from the translation of transactions denominated in foreign currencies are included in the results of the operation. Assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling at the year-end. Profit and losses of overseas companies are translated at average rates of exchange for the period. Exchange differences arising out of the translation of accounts of foreign subsidiaries, net of associated borrowings, are taken to reserves.

Financial instruments
Changes in the value of forward foreign exchange contracts are recognised in the results in the same period as changes in the values of the assets and liabilities they are intended to hedge. Any interest receipts arising from the interest rate cap would be matched to those arising from the underlying debt position.

Annual Report 1999
Notes to the Financial Statements


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31

1  Accounting Policies continued
================================================================================
Intangible fixed assets
Intangible fixed assets comprise both system and product development costs.
         System development comprises costs associated with the Group's host computer systems and databases, and includes software licence fees and installation costs. These costs are amortised on a straight line basis over five years in line with the depreciation policy for the computer hardware used to host the Group's services.
         Product development consists of the pre-launch costs associated with the development of new products. These include the costs of consultancy, programmers' salaries and related overheads including depreciation and lease interest on computer hardware wholly used for product development. These costs are amortised on a straight line basis over three years commencing in the first month of revenue generation from the developed product.
         Product development costs are reviewed regularly for impairment and additional depreciation is charged, if necessary, to reduce the net amount carried forward on a product by product basis to net revenues expected to be generated from that product.

Indexing costs
The cost of indexing information on databases is deferred and amortised on a straight line basis over two years.

Fixed asset investments
Investments in subsidiaries and other fixed asset investments are stated in the balance sheet at cost. Provision is made in full for diminution in value if considered permanent.

Deferred taxation
Provision is made for timing differences between the treatment of certain items for taxation and accounting purposes, to the extent that it is probable that a liability or asset will crystallise.

Leased assets
Where assets are financed by leasing agreements that give rights approximating to ownership ('finance leases'), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account except for that proportion relating to assets wholly used for product development.
         Lease payments are analysed between capital and interest using the actuarial method. The interest is charged to the profit and loss account except for that proportion relating to assets wholly used for product development. The capital part reduces the amounts payable to the lessor.
         All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight line basis over the lease term except where the costs are capitalised as development costs.

Pension costs
For the year ended 31 December 1999, the Group operated defined contribution pension schemes in the UK, US and Switzerland. The amount of contributions payable to the pension schemes are charged to the profit and loss account as incurred.

Finance costs
Borrowings are stated net of the associated costs of raising the finance. Such finance costs are charged to the profit and loss account over the term of the related borrowing, increasing the outstanding borrowing to the amount of the debt at the maturity date.

Content provider agreements
Certain of the Group's information provider agreements contain provisions for either fixed fees or minimum royalty payments irrespective of the usage revenues generated by the Group. The Group recognises these fixed fees or minimum royalty payments on a pro-rata basis in accordance with the terms of the contracts. The Group periodically reviews the projected revenues related to these arrangements and makes provision if fixed fees or minimum royalty commitments are not expected to be recovered from the related revenues.

Cash
Cash is defined as cash in hand and deposits repayable on demand.

Warrants
Net proceeds from the issue of warrants are credited to equity upon issue. Where warrants are issued in conjunction with debt, the net proceeds are allocated between equity and debt based upon their respective fair values at the time of issue.

Annual Report 1999
Notes to the Financial Statements


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32

2 Turnover and Segmental Analysis
================================================================================
On 2 February 1999, the Company announced the creation of three new operating divisions: the Information Services Division which provides an indexed online delivery system sourced principally in the United Kingdom and North America; the Web Solutions Division which licenses the Group's search technologies for corporate knowledge management solutions; and the eCommerce Division.
         1998 includes a full year's results of Knight-Ridder Information, Inc.
(KRII) as opposed to the previous year which only shows the results of KRII from the date of acquisition, being 14 November 1997.

The composition of turnover is analysed as follows:
--------------------------------------------------------------------------
                                              1999        1998        1997
                                        (pound) 000  (pound) 000  (pound) 000
--------------------------------------------------------------------------
Information Services:
-        Usage sales                       132,631     136,992      28,040
-        Subscription sales                  8,891      10,561      14,092
-        CD-ROM sales                        7,465       8,737       1,134
-        Other sales(1)                     16,146       9,021         590
--------------------------------------------------------------------------
                                           165,133     165,311      43,856
Web Solutions(2)                             7,917       4,010         397
eCommerce                                    1,402          77           -
Other                                            -       1,364       1,829
--------------------------------------------------------------------------
                                           174,452     170,762      46,082
==========================================================================
(1) Includes(pound)12.6 million in respect of the sale of exclusive distribution rights in 1999 (1998 and 1997:(pound)nil).
(2) Includes(pound)4 million in respect of technology sales in 1999 (1998 and 1997:(pound)nil).

The composition of operating profit/(loss) is analysed as follows:
--------------------------------------------------------------------------
                                              1999        1998        1997
                                        (pound) 000  (pound) 000  (pound) 000
--------------------------------------------------------------------------
Information Services                        13,639      21,422     (24,125)
Web Solutions                                2,692         953         (11)
eCommerce                                   (1,216)        (59)          -
Other                                            -         601       1,829
--------------------------------------------------------------------------
                                            15,115      22,917     (22,307)
==========================================================================

The 'Other' category relates to royalties earned from the provision of hotel Internet access.

The composition of depreciation and amortisation is analysed as follows:
--------------------------------------------------------------------------
                                              1999        1998        1997
                                        (pound) 000  (pound) 000  (pound) 000
--------------------------------------------------------------------------
Information Services                        16,362      15,487       6,414
Web Solutions                                  489         208          21
eCommerce                                      380          27           -
Other                                            -           -           -
--------------------------------------------------------------------------
                                            17,231      15,722       6,435
==========================================================================

The composition of capital expenditure is analysed as follows:
--------------------------------------------------------------------------
                                              1999        1998        1997
                                        (pound) 000  (pound) 000  (pound) 000
--------------------------------------------------------------------------
Information Services                        16,370      17,597       4,656
Web Solutions                                   90       1,385          78
eCommerce                                      254           3           -
Other                                            -           -           -
--------------------------------------------------------------------------
                                            16,714      18,985       4,734
==========================================================================

Annual Report 1999
Notes to the Financial Statements


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Technology born for business

33

2  Turnover and Segmental Analysis continued
==========================================================================
The composition of net liabilities is analysed as follows:
--------------------------------------------------------------------------
                                             1999         1998        1997
                                      (pound) 000  (pound) 000 (pound) 000
--------------------------------------------------------------------------
Information Services                        57,632      52,532      66,943
Web Solutions                                2,053       2,209         947
eCommerce                                     (301)        (23)          -
Other                                            -           -           -
--------------------------------------------------------------------------
                                            59,384      54,718      67,890
Unallocated net liabilities               (161,679)   (148,459)   (158,845)
--------------------------------------------------------------------------
                                          (102,295)    (93,741)    (90,955)
==========================================================================
Unallocated net liabilities comprise borrowings and cash deposits.

The composition of total assets is analysed as follows:
--------------------------------------------------------------------------
                                             1999         1998        1997
                                      (pound) 000  (pound) 000 (pound) 000
--------------------------------------------------------------------------
Information Services                       104,925     106,665     123,336
Web Solutions                                2,864       2,718       1,174
eCommerce                                      290         158           -
Other                                            -           -           -
--------------------------------------------------------------------------
                                           108,079     109,541     124,510
==========================================================================

The geographical composition of turnover by source is analysed as follows:
--------------------------------------------------------------------------
                                             1999         1998        1997
                                      (pound) 000  (pound) 000 (pound) 000
--------------------------------------------------------------------------
United Kingdom                              22,764      17,243      29,013
North America                              131,997     129,478      14,367
Continental Europe                          15,271      17,231       2,244
Rest of the world                            4,420       6,810         458
--------------------------------------------------------------------------
                                           174,452     170,762      46,082
==========================================================================

The geographical composition of turnover by destination is analysed as follows:
--------------------------------------------------------------------------
                                             1999         1998        1997
                                      (pound) 000  (pound) 000 (pound) 000
--------------------------------------------------------------------------
United Kingdom                              21,661      24,374      14,026
North America                               80,626      91,845      20,377
Continental Europe                          26,234      24.547       7,365
Rest of the world                           45,931      29,996       4,314
--------------------------------------------------------------------------
                                           174,452     170,762      46,082
==========================================================================

The geographical composition of operating profit/(loss) is analysed as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                   Restructuring                                   Restructuring
                                            Total      costs and            Total             Total    costs and           Total
                                           before          other            after           before         other           after
                                    restructuring    exceptional    restructuring    restructuring   exceptional   restructuring
                                            costs          items            costs            costs         items           costs
                              1999           1998           1998             1998             1997          1997            1997
                        (pound) 000   (pound) 000    (pound) 000      (pound) 000      (pound) 000   (pound) 000     (pound) 000
--------------------------------------------------------------------------------------------------------------------------------
United Kingdom             (13,989)        (9,950)        (2,689)         (12,639)          (5,599)       (5,983)        (11,582)
North America               31,559         33,892         (2,781)          31,111             (375)      (10,107)        (10,482)
Continental Europe          (2,088)           921            587            1,508            2,288        (2,429)           (141)
Rest of the world             (367)           746              -              746              (71)          (31)           (102)
--------------------------------------------------------------------------------------------------------------------------------
                            15,115         25,609         (4,883)          20,726           (3,757)      (18,550)        (22,307)
================================================================================================================================

The operating profit/(loss) for the United Kingdom for the periods under review includes the central costs associated with the Group's worldwide head office functions.

Annual Report 1999
Notes to the Financial Statements


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Technology born for business

34

2  Turnover and Segmental Analysis continued
================================================================================
The composition of net assets and total assets by location is presented on a basis consistent with the segmental analysis of operating profit/(loss). The assets in any location are not necessarily matched with the turnover in that location. The net assets and total assets for the United Kingdom for the periods under review include those associated with the Group's worldwide head office functions.

The geographical composition of net liabilities is analysed as follows:
--------------------------------------------------------------------------------
                                               1999          1998          1997
                                        (pound) 000   (pound) 000   (pound) 000
--------------------------------------------------------------------------------
United Kingdom                               15,747        13,003        20,387
North America                                40,756        37,720        38,403
Continental Europe                            2,460         2,481         3,293
Rest of the world                               421         1,514         5,807
--------------------------------------------------------------------------------
Net operating assets                         59,384        54,718        67,890
Unallocated net liabilities                (161,679)     (148,459)     (158,845)
--------------------------------------------------------------------------------
                                           (102,295)      (93,741)      (90,955)
================================================================================
Unallocated net liabilities comprise borrowings and cash deposits.

The geographical composition of total assets is analysed as follows:
--------------------------------------------------------------------------------
                                               1999          1998          1997
                                        (pound) 000   (pound) 000   (pound) 000
--------------------------------------------------------------------------------
United Kingdom                               34,265        28,382        28,287
North America                                66,043        66,546        78,325
Continental Europe                            6,940         7,771        10,376
Rest of the world                               831         6,843         7,522
--------------------------------------------------------------------------------
Net operating assets                        108,079       109,542       124,510
================================================================================


3 Staff numbers and costs
================================================================================
Staff costs (including Directors) consist of:
--------------------------------------------------------------------------------
                                               1999          1998          1997
                                        (pound) 000   (pound) 000   (pound) 000
--------------------------------------------------------------------------------
Wages and salaries                           34,091        32,529        14,336
Social security costs                         3,878         2,997         1,440
Other pension costs                             945           910            51
--------------------------------------------------------------------------------
                                             38,914        36,436        15,827
================================================================================
Included above are staff costs of (pound)3,880,000 (1998: (pound)9,260,000; 1997: (pound)1,413,000) which represent costs of product and systems development and have been capitalised in accordance with the accounting policy for intangible fixed assets as set out in note 1 to these financial statements.

Pension arrangements
The Group operates defined contribution pension schemes in the UK, the US and Switzerland. The pension cost charge represents contributions payable by the Group to the funds and amounted to (pound)945,000 (1998: (pound)910,000; 1997:
(pound)51,000). The assets of all the schemes are held by independent custodians and kept entirely separate from the assets of the Group.

The average number of full-time employees during the year was:
--------------------------------------------------------------------------------
                                               1999          1998          1997
--------------------------------------------------------------------------------
United Kingdom                                  308           275           217
North America                                   560           573           289
Continental Europe                              110            99            43
Rest of the world                                74            78            43
--------------------------------------------------------------------------------
                                              1,052         1,025           592
================================================================================

Annual Report 1999
Notes to the Financial Statements


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Technology born for business

35

4 Operating Profit/(Loss)
================================================================================
This is arrived at after charging/(crediting):

-------------------------------------------------------------------------------------------------------
                                                                         1999         1998         1997
                                                                  (pound) 000  (pound) 000  (pound) 000
-------------------------------------------------------------------------------------------------------
Hire of plant and machinery - operating leases                             60            -          560
Hire of other assets - operating leases                                 4,613        5,160        1,272
Depreciation:
-        on owned assets                                                6,964        7,069        4,378
-        on leased assets                                                 518          893          516
Amortisation/write-off:
-        of development costs                                           9,334        7,699       11,548
-        of goodwill                                                      415           61            -
Auditors' remuneration:
-        PricewaterhouseCoopers                                           252          229          197
-        other                                                             29           28           78
Gain on foreign currency translations                                    (119)        (290)         (60)
Loss/(profit) on disposal of fixed assets                                 631           17          (15)
Net costs arising on reorganisation of Group's agency arrangements          -            -          267
Write-off of fixed asset investments (see notes 5 and 13)               4,619        2,300            -
-------------------------------------------------------------------------------------------------------

The auditors' remuneration includes amounts in respect of the parent company for the year ended 31 December 1999 of (pound)100,000 (1998:(pound)100,000; 1997:(pound)100,000).
         Additional fees paid to PricewaterhouseCoopers for non-audit services amounted to(pound)52,000 in 1999 (1998: (pound)8,000; 1997:(pound)1,433,000).
The fees paid in 1997 were in respect of the Company's acquisition of KRII in November 1997 and the associated financing.
         Of the 1997 costs of reorganising the Group's agency arrangements amounting to (pound)267,000, which was charged against operating profit in 1997, (pound)383,000 related to the cost of purchasing the Company's South African agency, offset by a gain of (pound)116,000 on the assignment of the Group's former Japanese agency to Fujitsu.

The (loss)/profit for the year attributable to shareholders, dealt with in the accounts of Bright Station plc, is:

-------------------------------------------------------------------------------------------------------
                                                                         1999         1998         1997
                                                                  (pound) 000  (pound) 000  (pound) 000
-------------------------------------------------------------------------------------------------------
                                                                     (103,340)      (9,016)       4,120
=======================================================================================================

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the Company is not presented.

Annual Report 1999
Notes to the Financial Statements


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36

5  Amounts Written off Investments, Exceptional Items and Restructuring Costs
================================================================================
1999
The amounts written off investments during the year ended 31 December 1999 comprised (pound)3.2 million in respect of the Company's remaining investment in eHotel (formerly 4th Network), reflecting further delays in its proposed initial public offering. In addition, a provision of (pound)1.4 million was made against the Company's investment in Frost & Sullivan Electronic Distribution LLC reflecting concerns over the value of certain of its exclusive online distribution rights.
         The provision for closure of business of (pound)911,000 booked during the year ended 31 December 1999 relates to the closure of its former subsidiary distributor in Japan, KMK Digitex Company Limited. The provision has been classified within accruals and deferred income at 31 December 1999.

1998
During the year ended 31 December 1998, exceptional restructuring costs of (pound)2.6 million were charged as a result of the continuing integration of KRII. These costs consisted of (pound)1.8 million relating to the relocation of the US headquarters, (pound)1.6 million relating to the termination of property leases and (pound)0.9 million of various other restructuring charges, relating primarily to the integration of the sales force and one-off customer hostings. These costs were offset by a write-back of (pound)1.2 million relating to data centre convergence costs and (pound)0.5 million relating to the removal of the Knight-Ridder Information name.
         An exceptional write-down of (pound)2.3 million was charged to the profit and loss account relating to the Company's investment in eHotel.
         On 6 May 1998, the Group disposed of its investment in NewsEdge Corporation, an online service provider, for net proceeds of (pound)3.9 million. This resulted in a book profit on the disposal of (pound)1.0 million.
         On 13 May 1998, the Company disposed of its investment in Easynet Group plc, an Internet and telecommunications company, for net proceeds, after associated expenses, of (pound)3.2 million. This resulted in a book profit on the disposal of (pound)1.1 million.

1997
On 24 February 1997, the Company sold its hotel Internet access technology (and existing hotel contracts) to eHotel and became their agent in Europe. In consideration the Company received 500,000 shares in eHotel with an aggregate value of (pound)4,597,000. The costs associated with the transfer were (pound)562,000. There was no effect on the Group's tax charge as a result of this exceptional gain.
         During the year ended 31 December 1997, exceptional restructuring costs of (pound)18.6 million were charged as a result of the integration of KRII. Distribution costs of (pound)1.3 million related to the removal of the KRII name and logo from all printed materials, products and signage. Administrative expenses of (pound)9.3 million consisted of (pound)5.3 million relating to data centre integration costs, (pound)2.2 million relating to the termination of property leases, (pound)1.5 million relating to severance costs and (pound)0.3 million relating to various other restructuring charges. Amortisation of (pound)8.0 million related to the write-off of previously capitalised product development costs where these products were no longer being pursued by the enlarged Group.


6        Interest Payable and Similar Charges
================================================================================
                                                   1999        1998        1997
                                            (pound) 000 (pound) 000 (pound) 000
--------------------------------------------------------------------------------
Bank loans and overdrafts:
-        on Senior Subordinated Notes            12,268      12,013       1,701
-        on Senior Credit Facility                4,585       4,399         659
-        amortisation of debt fees                1,274         946           -
-        on bank overdrafts                          78          33          26
-        other                                       59           -           -
--------------------------------------------------------------------------------
                                                 18,264      17,391       2,386
Finance leases                                      105          45         118
Exchange gains on foreign currency deposits          (3)          -           -
--------------------------------------------------------------------------------
                                                 18,366      17,436       2,504
Less: Lease finance costs capitalised                 -           -          (6)
--------------------------------------------------------------------------------
                                                 18,366      17,436       2,498
================================================================================

Annual Report 1999
Notes to the Financial Statements


www.brightstation.com
Technology born for business


37

7  Directors' Emoluments and Interests in Ordinary Shares

==============================================================================================
                                                               1999         1998          1997
                                                        (pound) 000  (pound) 000   (pound) 000
----------------------------------------------------------------------------------------------
Aggregate emoluments                                          1,291        1,326           773
Compensation to past Directors for loss of office               154            -             -
Amounts paid to third parties                                    33           51            38
Amounts paid to former Directors                                 11           50           167
Contributions to defined contribution pension schemes            25           12             -
----------------------------------------------------------------------------------------------
                                                              1,514        1,439           978
==============================================================================================

Details of the full cost of each Director's remuneration package for the year ended 31 December 1999 are as follows:

--------------------------------------------------------------------------------------------------------------
                                                                      Pension        1999      1998       1997
                         Fees     Salary   Benefits    Bonus    contributions       Total     Total      Total
                       (pound)    (pound)    (pound)  (pound)          (pound)     (pound)   (pound)    (pound)
--------------------------------------------------------------------------------------------------------------
I Barton                25,000         -          -        -                -      25,000    20,000     15,000
G Burrows
(to 2 February 1999)        -     23,403          -        -                -      23,403    30,894          -
M Hussey               25,000          -          -        -                -      25,000    20,000     15,000
S Maller                    -    127,000         26        -                -     127,026    98,841     82,236
M Mander
(to 1 July 1999)       32,500          -          -        -                -      32,500    51,250     37,500
D Mattey                    -    173,333      4,062        -            5,867     183,262   144,380    167,062
J Molle                     -    169,235      4,947        -            2,114     176,296   128,514     39,788
C Morton                    -    150,000      7,205        -            4,500     161,705   124,880     37,853
D Smith
(to 2 February 1999)        -     13,333      1,437        -            6,933      21,703   143,401    161,858
P Sommers                   -    192,313          -   30,979            5,576     228,868    39,677          -
R Swank
(from 15 March 1999)   20,233          -          -        -                -      20,233         -          -
A Thomas               51,664          -          -        -                -      51,664    20,000      3,750
D Wagner                    -    210,000      4,407        -                -     214,407   168,078    199,510
--------------------------------------------------------------------------------------------------------------
                      154,397  1,058,617     22,084   30,979           24,990   1,291,067   989,915    759,557
==============================================================================================================

Derek Smith resigned on 2 February 1999 and, in addition to the emoluments shown above, received(pound)153,600 in respect of the termination of his service contract.
         Benefits include P11D benefits (non-cash compensation) for the UK Directors, as detailed in the Remuneration Committee Report.
         David Mattey, Ciaran Morton and Derek Smith are or were members of the Company's defined contribution scheme in the UK and Jason Molle and Patrick Sommers were, during the year ended 31 December 1999, members of the Company's defined contribution scheme in the US. The Company made (pound)17,300 contributions to the UK scheme and $12,412 contributions to the US scheme on behalf of the Directors in 1999.
         Each of the Executive Directors has service agreements with the Company for continuing employment unless and until terminated by either party by giving not less than twelve months' notice, except Patrick Sommers who was on a two year rolling contract prior to becoming a Non-Executive Director on 4 May 2000.
         On 4 May 2000 the Company completed the sale of the ISD to Thomson. On this date, Stephen Maller, Jason Molle and Ciaran Morton transferred to Thomson and resigned as directors of the Company. On the same date, Patrick Sommers became a Non-Executive Director of the Company upon his transfer to Thomson. On completion of the sale, the Company paid Patrick Sommers a bonus of $1.5 million ((pound)1.0 million), half in cash and the remainder by the issue of 71,361 ADSs, equivalent to 285,444 Ordinary shares, credited as fully paid, at a price of 168 pence per share.
         In May 2000, the following bonuses were paid to the Executive
Directors in respect of the sale of the ISD the successful repayment of the Company's debt, and, where applicable, the restructuring and formation of Bright Station plc:
         Patrick Sommers                $300,000 ((pound)192,000)
         Jason Molle                    $150,000 ((pound)96,000)
         Daniel Wagner            (pound)190,000
         David Mattey             (pound)160,000
         Ciaran Morton            (pound)100,000
         Stephen Maller            (pound)50,000
         The amounts disclosed above as fees paid to Michael Mander were paid to Close Brothers Corporate Finance Ltd, his primary employer. Michael Mander, who resigned as a Non-Executive Director on 1 July 1999, was paid an additional (pound)11,000 during the year for services provided under a consultancy agreement which will expire on 31 December 2000.

Annual Report 1999
Notes to the Financial Statements


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Technology born for business

38

7  Directors' Emoluments and Interests in Ordinary Shares continued
================================================================================
The following table sets forth certain information regarding the beneficial ownership of Ordinary shares by (a) each officer and executive director, and (b) all directors and officers of the Company as a group. Unless otherwise noted in the footnotes to the table, (i) the persons named in the table have sole voting and investing power with respect to all Ordinary shares indicated as being beneficially owned by them and (ii) officers and directors can be reached via the principal offices of the Company.

Interests in Ordinary shares (1)

--------------------------------------------------------------------------------------------------------------------
                                                                                        % of issued
                                                                                       shares as at      % of issued
                                                                         31 December    31 December     shares as at
Name of beneficial owner   1 January 1999*  Acquisitions      Disposals        1999+           1999     30 June 2000
--------------------------------------------------------------------------------------------------------------------
I Barton (2)                      479,139              -              -      479,139           0.31             0.28
M Hussey (3)                      242,610              -              -      242,610           0.16             0.14
S Maller                           25,441              -              -       25,441           0.02             0.01
M Mander (4)                      900,327              -              -      900,327           0.58             0.52
D Mattey (5)                    2,335,200              -              -    2,335,200           1.51             1.35
J Molle                           135,116              -              -      135,116           0.09             0.08
C Morton                          202,001              -              -      202,001           0.13             0.11
D Smith                           550,000              -              -      550,000           0.35             0.32
P Sommers (6)                       8,000**       40,000**            -       48,000**         0.03             0.03
R Swank (7)                        12,000**       20,000**            -       32,000**         0.02             0.02
A Thomas (8)                      100,000              -              -      100,000           0.06             0.06
D Wagner (9)                   17,434,780              -              -   17,434,780          11.25            10.10
--------------------------------------------------------------------------------------------------------------------
Total                          22,424,614         60,000              -   22,484,614          14.51            13.02
====================================================================================================================

*        or date of appointment if later
+        or date of retirement if earlier
**       held as American Depositary Shares

(1) Based on 154,943,398 Ordinary shares outstanding at 31 December 1999 and excluding an aggregate of 4,080,058 that may be acquired by all executive officers and directors as a group pursuant to the share option schemes as described on pages 39-40 and note 18 to the financial statements.
(2)   Includes 20,640 Ordinary shares held by A Barton, I Barton's wife.
(3) 242,610 Ordinary shares held for the benefit of M Hussey by RBSTB Nominees Limited.
(4) Includes 9,327 Ordinary shares held for the benefit of M Mander by BDS Nominees Limited.
(5) Includes (i) 600,000 Ordinary shares held by Barclayshare Nominees Limited for the benefit of D Mattey, (ii) 560,000 Ordinary shares held jointly by D Mattey and Alan Mattey, and (iii) 200 Ordinary shares held by A Mattey, D Mattey's wife.
(6) On 8 September 1999, P Sommers purchased 10,000 American Depositary Shares, equivalent to 40,000 Ordinary shares. P Sommers holds the equivalent of 48,000 Ordinary shares held as American Depositary Shares.
(7) On 14 July 1999, R Swank purchased 3,000 American Depositary Shares, equivalent to 12,000 Ordinary shares. On 21 July 1999, R Swank purchased 2,000 American Depositary Shares, equivalent to 8,000 Ordinary shares. R Swank holds the equivalent of 32,000 Ordinary shares held as American Depositary Shares.
(8) 100,000 Ordinary shares held for the benefit of A Thomas by BAT Holdings Limited.
(9) Includes (i) 1,334,060 Ordinary shares held jointly by D Wagner and Y Wagner, (ii) 100,000 Ordinary shares held in trust for the benefit of D Wagner by the Daniel Wagner (M.A.I.D) Trust, and (iii) 400,000 Ordinary shares held by S Wagner, D Wagner's wife.

To the Company's knowledge, no other person is the owner of more than 10% of the outstanding Ordinary shares nor is the Company directly or indirectly owned or controlled by any other corporation or any government.
         There are no arrangements known to the Company the operation of which may, at a subsequent date, result in a change of control of the Company.
         With respect to those Directors in office at 31 December 1999, all of their interests in the Ordinary shares of the Company are beneficial.
         Since 31 December 1999 through to the date of this Annual Report Patrick Sommers has increased his holding to 83,361 ADSs, equivalent to 333,444 Ordinary shares pursuant to his bonus arrangement as disclosed in note 31 to the financial statements. In addition, certain ex-Directors have reduced their interests in the Company after retiring as Directors of the Company.

Annual Report 1999
Notes to the Financial Statements


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7  Directors' Emoluments and Interests in Ordinary Shares continued

===================================================================================================================================
                                                   At                                         At               Date from
                                            1 January       Granted/                 31 December   Exercise        which     Expiry
Options over Ordinary shares        Scheme       1999*    (Cancelled)    (Exercised)        1999+     price  exercisable       date
-----------------------------------------------------------------------------------------------------------------------------------
G Burrows (1)         US Stock Option Plan**   50,000              -              -       50,000       170p     08/09/99   08/09/08
                      US Stock Option Plan**   70,000              -              -       70,000       150p     08/10/99   08/10/08
              Employee Stock Purchase Plan***   3,812              -              -        3,812       158p     30/09/00   30/09/00
S Maller (2)              Sharesave Scheme      7,040              -              -        7,040        49p     01/12/99   31/05/00
                          Sharesave Scheme      2,156              -              -        2,156        64p     01/06/00   30/11/00
                          Sharesave Scheme        308              -              -          308       224p     01/12/00   31/05/01
                          Sharesave Scheme        766              -              -          766       180p     01/06/01   30/11/01
                          Sharesave Scheme        569              -              -          569       137p     01/07/01   31/12/01
                          Sharesave Scheme          -          1,174              -        1,174        99p     01/07/02   31/12/02
                         Unapproved Scheme     30,000              -              -       30,000       189p     14/03/00   14/03/04
                         Unapproved Scheme     30,000              -              -       30,000       173p     30/04/01   30/04/05
                         Unapproved Scheme    120,000              -              -      120,000       150p     08/10/01   08/10/05
                          Executive Scheme     62,727              -              -       62,727       110p     24/03/97   24/03/04
                          Executive Scheme     20,000              -              -       20,000        80p     25/04/98   25/04/05
                          Executive Scheme     17,500              -              -       17,500       248p     04/10/98   04/10/05
                         Unapproved Scheme          -        250,000              -      250,000       400p     02/07/02   02/07/06
D Mattey                  Sharesave Scheme          -         17,045              -       17,045        99p     01/07/04   31/12/04
                          Sharesave Scheme     19,602        (19,602)             -            -        88p     01/05/99   31/10/99
                         Unapproved Scheme     30,000              -              -       30,000       173p     30/04/01   30/04/05
                         Unapproved Scheme    120,000              -              -      120,000       150p     08/10/01   08/10/05
                          Executive Scheme    122,727              -              -      122,727       110p     24/03/97   24/03/04
                         Unapproved Scheme          -        325,000              -      325,000       400p     02/07/02   02/07/06
J Molle (2)              Unapproved Scheme     54,545              -              -       54,545       110p     24/03/97   24/03/01
                         Unapproved Scheme     17,500              -              -       17,500       248p     04/10/98   04/10/02
                         Unapproved Scheme     30,000              -              -       30,000       189p     14/03/00   14/03/04
                      US Stock Option Plan**   30,000              -              -       30,000       173p     30/04/99   30/04/08
                      US Stock Option Plan**  120,000              -              -      120,000       150p     08/10/99   08/10/08
              Employee Stock Purchase Plan***   2,196          1,352         (3,548)           -        80p     29/06/99   29/06/99
              Employee Stock Purchase Plan***       -          5,276              -        5,276        59p     04/10/00   04/10/00
                      US Stock Option Plan**        -        250,000              -      250,000       400p     02/07/02   02/07/06
                         Unapproved Scheme          -         50,000              -       50,000       400p     02/07/02   02/07/06
C Morton (2)              Sharesave Scheme                    35,204              -       35,204        49p     01/12/99   31/05/00
                         Unapproved Scheme                    17,500              -       17,500       248p     04/10/98   04/10/02
                         Unapproved Scheme                    30,000              -       30,000       189p     14/03/00   14/03/04
                         Unapproved Scheme                    30,000              -       30,000       173p     30/04/01   30/04/05
                         Unapproved Scheme                   120,000              -      120,000       150p     08/10/01   08/10/05
                          Executive Scheme                    61,364              -       61,364       110p     24/03/97   24/03/04
                         Unapproved Scheme                         -        300,000      300,000       400p     02/07/02   02/07/06
D Smith (3)               Executive Scheme                    15,900              -       15,900       189p     02/02/99   14/03/01
                         Unapproved Scheme                    84,100              -       84,100       189p     02/02/99   14/03/01
                         Unapproved Scheme                    30,000              -       30,000       173p     02/02/99   30/04/02
                         Unapproved Scheme                   120,000              -      120,000       150p     02/02/99   08/10/02
                          Sharesave Scheme                     7,116              -        7,116       137p     02/02/99   02/02/99
P Sommers             US Stock Option Plan**                 200,000              -      200,000       150p     08/10/99   08/10/08
                      US Stock Option Plan**                       -        200,000      200,000        90p     02/07/00   02/07/09
              Employee Stock Purchase Plan***                      -          2,352        2,352       128p     22/04/01   22/04/01
              Employee Stock Purchase Plan***                      -          5,276        5,276        59p     04/10/00   04/10/00
                         Unapproved Scheme                         -        600,000      600,000       400p     02/07/02   02/07/06
R Swank             Individual Arrangement                    26,844              -       26,844       220p     14/11/98   14/11/04
                    Individual Arrangement                    16,928              -       16,928       185p     08/09/99   08/09/05
-----------------------------------------------------------------------------------------------------------------------------------

Annual Report 1999
Notes to the Financial Statements


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7        Directors' Emoluments and Interests in Ordinary Shares continued

========================================================================================================================
                                                   At                            At               Date from
                                            1 January       Granted/    31 December   Exercise        which       Expiry
Options over Ordinary shares        Scheme       1999*    (Cancelled)          1999+     price  exercisable         date
------------------------------------------------------------------------------------------------------------------------
D Wagner                  Sharesave Scheme          -         17,045         17,045        99p     01/07/04     31/12/04
                          Sharesave Scheme     19,602        (19,602)             -        88p     01/05/99     31/10/99
                         Unapproved Scheme     30,000              -         30,000       173p     30/04/01     30/04/05
                         Unapproved Scheme    130,000              -        130,000       150p     08/10/01     08/10/05
                           Executive Scheme   163,636              -        163,636       110p     24/03/97     24/03/04
------------------------------------------------------------------------------------------------------------------------
Grand Total                                 2,099,642      1,980,416      4,080,058
========================================================================================================================

*  or date of appointment if later
+  or date of retirement if earlier
** under the terms of the US Stock Option Plan, options are granted in the form of ADSs at an exercise price expressed in US Dollars. Options granted under the US Stock Option Plan become exercisable in cumulative increments as determined by the Remuneration Committee of the Board of Directors. For the purpose of uniformity, all options detailed above are expressed in Ordinary shares and in Pounds Sterling.
*** under the terms of the Employee Stock Purchase Plan, rights are granted for eligible US employees to acquire beneficial ownership of Ordinary shares of the Company by purchasing ADSs. The purchase price may not be less than the lower of 85% of the fair market value of the ADSs on the offering date or 85% of the fair market value of the ADSs on the purchase date. The purchase price is accumulated by payroll deductions over the course of the offering. There are two offerings a year. For the purpose of uniformity, all rights to purchase ADSs under the Employee Stock Purchase Plan detailed above are expressed in Ordinary shares and in Pounds Sterling.

Notes:
(1) All options held by Graham Burrows lapsed upon his resignation as a Director of the Company on 2 February 1999.

(2) In accordance with the rules of the Company's share option schemes, the period within which options held by Stephen Maller, Jason Molle and Ciaran Morton may be exercised were amended in the following manner upon their transfer to Thomson:
         Options held under the Executive Scheme, the Unapproved Scheme and the US Stock Option Plan became immediately exercisable and remain so until the later of 12 months after the date of transfer or four years after the date of grant, whereupon they lapse. Options held under the Sharesave Scheme became immediately exercisable (to the value of accumulated savings) and remain so for six months, whereupon they lapse. Rights to purchase ADSs under the Employee Stock Purchase Plan matured on completion, whereupon they lapsed.

(3) Options held by Derek Smith under the Executive and Unapproved Schemes became immediately exercisable on 2 February 1999 and remain exercisable until the later of 2 February 2000 and four years from the date of grant, whereupon they lapse. Options held under the Sharesave Scheme became exercisable on 2 February 2000 (to the value of the accumulated savings) and remained exercisable for six months, whereupon they lapsed.


During May 2000 options were granted to the following Directors:

-----------------------------------------------------------------------------------------------------------
                                    Scheme    Date of         Number       Exercise  Exercisable     Expiry
                                                grant                         price         from       date
-----------------------------------------------------------------------------------------------------------
D Mattey                 Unapproved Scheme 4 May 2000         50,000          93.5p   4 May 2004 4 May 2007
P Sommers             US Stock Option Plan 4 May 2000        200,000          93.5p   4 May 2001 4 May 2010
P Sommers           Individual arrangement 5 May 2000        285,444         170.0p   5 May 2001 5 May 2007
D Wagner                 Unapproved Scheme 4 May 2000         50,000          93.5p   4 May 2004 4 May 2007
===========================================================================================================

Further details of each of the Company's share option schemes are contained in note 18 to the financial statements.

The mid-market price of the Company's Ordinary shares on 30 December 1999, the last trading day in 1999, was 91 pence per share and the range during 1999 was 57 pence to 148 pence per share. Further details of the Company's share option schemes are set out in note 18 to the financial statements.
         None of the Directors have notified the Company of an interest in any other shares, transactions or arrangements which require disclosure except as indicated in note 7 to the financial statements.

Annual Report 1999
Notes to the Financial Statements


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8   Taxation on (Loss)/Profit on Ordinary Activities

==============================================================================================
                                                              1999          1998          1997
                                                        (pound) 000   (pound)00E0    (pound) 000
----------------------------------------------------------------------------------------------

UK corporation tax at 30% (1998: 31%; 1997: 31.5%)             (65)            -             -
Overseas tax                                                 1,413           776           332
Adjustment relating to earlier years                           156             -             -
Deferred tax credit                                            (26)           (7)           (9)
----------------------------------------------------------------------------------------------
Tax charge                                                   1,478           769           323
==============================================================================================

The taxation on (loss)/profit on ordinary activities may be reconciled as follows to the UK statutory rate:

----------------------------------------------------------------------------------------------
                                                              1999          1998          1997
                                                                 %             %             %
----------------------------------------------------------------------------------------------
UK statutory rate of tax                                        30            31            31
Disallowed expenditures                                        (12)           14             -
Tax deduction in respect of goodwill written off to reserves   114           (80)            -
Unrecognised tax losses                                       (170)           49           (32)
----------------------------------------------------------------------------------------------
Effective rate of tax provided                                 (38)           14            (1)
==============================================================================================



9        (Loss)/Earnings per Share

===================================================================================================================================
                                                                          Total            Total             Total            Total
                                                                         before            after            before            after
                                                                  restructuring    restructuring     restructuring    restructuring
                                                                          costs            costs             costs            costs
                                                            1999           1998             1998              1997             1997
-----------------------------------------------------------------------------------------------------------------------------------
Attributable (loss)/profit ((pound))                  (5,385,000)     7,253,000        4,439,000        (6,229,000)     (20,744,000)
Weighted average number of Ordinary shares in issue  151,928,606    150,579,177      150,579,177       101,077,187      101,077,187
-----------------------------------------------------------------------------------------------------------------------------------
(Loss)/earnings per share (pence)                           (3.5)           4.8             (2.9)             (6.2)           (20.5)
===================================================================================================================================
Attributable (loss)/profit as above ((pound))         (5,385,000)     7,253,000        4,439,000        (6,229,000)     (20,744,000)
Weighted average number of Ordinary shares
in issue as above                                    151,928,606    150,579,177       50,579,177       101,077,187      101,077,187
Add: shares issuable on conversion of options            119,429        384,655          384,655           735,716          735,716
Add: shares issuable on acquisition of subsidiary      1,062,637      1,667,241        1,667,241                 -                -
-----------------------------------------------------------------------------------------------------------------------------------
Adjusted average number of Ordinary shares           153,110,672    152,631,073      152,631,073       101,812,903      101,812,903
-----------------------------------------------------------------------------------------------------------------------------------
Fully diluted (loss)/earnings per share (pence)             (3.5)           4.8              2.9              (6.1)           (20.4)
===================================================================================================================================

Share equivalents excluded from calculation
of fully diluted (loss)/earnings per share
because anti-dilutive:
Warrants                                               9,000,000              -                -                 -                -
Options                                                8,419,638      3,911,532        3,911,532           301,844          301,844
-----------------------------------------------------------------------------------------------------------------------------------
                                                      17,419,638      3,911,532        3,911,532           301,844          301,844
===================================================================================================================================

In view of the significant impact of restructuring costs and other exceptional items on earnings per share calculated in accordance with FRS14, additional earnings per share figures have been provided.

Annual Report 1999
Notes to the Financial Statements


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42

10       Intangible Fixed Assets
================================================================================
                                                              Group      Company
                                                        (pound) 000  (pound) 000
--------------------------------------------------------------------------------
Cost
At 31 December 1997                                         33,204      11,299
Transfer from subsidiary undertakings                            -       1,153
Revisions to fair values and other adjustments              (2,377)          -
Exchange adjustments                                          (231)          -
Additions                                                   11,762       2,396
--------------------------------------------------------------------------------
At 31 December 1998                                         42,358      14,848
Amounts written off                                            (57)          -
Exchange adjustments                                           805           -
Additions                                                   12,734       2,512
--------------------------------------------------------------------------------
At 31 December 1999                                         55,840      17,360
--------------------------------------------------------------------------------
Amortisation
At 31 December 1997                                         11,580       7,142
Transfer from subsidiary undertakings                            -         779
Exchange adjustments                                           (75)          -
Provision for year                                           7,699       2,277
--------------------------------------------------------------------------------
At 31 December 1998                                         19,204      10,198
Exchange adjustments                                           272           -
Provision for year                                           9,334       2,263
--------------------------------------------------------------------------------
At 31 December 1999                                         28,810      12,461
================================================================================
Net book amount
At 31 December 1999                                         27,030       4,899
================================================================================
At 31 December 1998                                         23,154       4,650
================================================================================


The net book amounts are analysed as follows:
--------------------------------------------------------------------------------
                                                               1999        1999
                                                              Group     Company
                                                        (pound) 000 (pound) 000
--------------------------------------------------------------------------------
Systems development                                          5,841         121
Product development                                         21,189       4,777
--------------------------------------------------------------------------------
                                                            27,030       4,898
================================================================================

                                                               1998        1998
                                                              Group     Company
                                                        (pound) 000 (pound) 000
--------------------------------------------------------------------------------
Systems development                                          5,370         237
Product development                                         17,784       4,413
--------------------------------------------------------------------------------
                                                            23,154       4,650
================================================================================
Additions to intangible fixed assets in 1999 for the Group principally comprised product development costs related to Dialog Web, Dialog Select and Open System Alerts. The product development costs include salaries and related overhead costs of(pound)6,175,000 (1998:(pound)10,210,000) (1997:(pound)1,798,000), consultancy costs, including attributable overheads, of(pound)3,223,000 (1998:(pound)526,000) (1997:(pound)211,000) and hardware and software costs of (pound)487,000 (1998:(pound)896,000) (1997:(pound)1,955,000) (including depreciation of(pound)nil (1998:(pound)nil) (1997:(pound)1,200,000). Additions to systems development costs in 1999 related to various database projects.

Annual Report 1999
Notes to the Financial Statements


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11       Goodwill
================================================================================
                                                                         Group
                                                                    (pound) 000
--------------------------------------------------------------------------------
Cost
At 31 December 1997                                                          -
Additions                                                                7,743
Exchange adjustments                                                        (6)
--------------------------------------------------------------------------------
At 31 December 1998                                                      7,737
Additions                                                                2,490
Exchange adjustments                                                        54
--------------------------------------------------------------------------------
At 31 December 1999                                                     10,281
================================================================================
Amortisation
At 31 December 1997                                                          -
Provision for the year                                                      61
--------------------------------------------------------------------------------
At 31 December 1998                                                         61
Provision for year                                                         415
--------------------------------------------------------------------------------
At 31 December 1999                                                        476
================================================================================
Net book amount
At 31 December 1999                                                      9,805
================================================================================
At 31 December 1998                                                      7,676
================================================================================

Responsive Database Services, Inc.
On 6 October 1998, the Group exercised its option to acquire all of the share capital of Responsive Database Services, Inc. ('RDS') for total cash consideration of $2.85 million ((pound)1.72 million). The Group has historically provided all financing for RDS and, accordingly, has consolidated its results within the Group financial statements. No fair value adjustments were required. The total consideration paid has been treated as goodwill arising on the acquisition of a minority interest.

Write Works
On 19 November 1998, the Company acquired all of the share capital of Write Works Limited ('Write Works') for a maximum consideration of (pound)6.0 million to be paid over two years. The consideration has been satisfied through an initial payment of (pound)1.0 million in cash and approximately (pound)1.2 million by the issue of 694,025 new Ordinary shares at a price of (pound)1.66 per share. A further consideration of up to a maximum of (pound)3.8 million in cash and shares (cash of (pound)2.8 million and shares with a market value of (pound)1.0 million at the dates the deferred consideration is payable) will be paid on the achievement of certain earnings targets over the next two years.

KMK
On 30 June 1999, the Company acquired the remaining 48% minority interest in its Japanese subsidiary, KMK Digitex Company Limited, for total cash consideration of (pound)428,000. No fair value adjustments were required and no goodwill arose on the transaction.

Muscat
On 30 November 1999, the Company announced that it had acquired the remaining 30% minority interest in its UK subsidiary, Muscat Limited. The consideration of (pound)2,500,737 was satisfied by the issue of 3,012,936 Ordinary shares at 83 pence per share.
         No fair value adjustments were required. The resultant goodwill of (pound)2,490,000 has been capitalised and will subsequently be written off over 20 years as set out in Note 1.

Annual Report 1999
Notes to the Financial Statements


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44

12       Tangible Fixed Assets

============================================================================================
                               Leasehold                Fixtures &        Motor
                            improvements    Equipment     fittings     vehicles        Total
Group                         (pound) 000   (pound) 000   (pound) 000   (pound) 000   (pound) 000
--------------------------------------------------------------------------------------------
Cost
At 31 December 1997                2,181       25,255        3,095          595       31,126
Exchange adjustments                 (12)         (97)         (28)           3         (134)
Additions                            408        5,969          150           14        6,541
Revisions to fair values               -          (43)           -            -          (43)
Disposals                            (99)         (83)        (449)         (82)        (713)
--------------------------------------------------------------------------------------------
At 31 December 1998                2,478       31,001        2,768          530       36,777
Exchange adjustments                  30          582           78          (19)         671
Additions                            776        3,464          287            9        4,536
Disposals                            (65)      (5,133)        (359)        (158)      (5,715)
--------------------------------------------------------------------------------------------
At 31 December 1999                3,219       29,914        2,774          362       36,269
============================================================================================
Depreciation
At 31 December 1997                1,384        9,078        1,080          230       11,772
Exchange adjustments                 (10)         (55)         (12)           2          (75)
Provided for the year                436        6,855          532          139        7,962
Revisions to fair values               -         (267)           -            -         (267)
Disposals                            (33)        (190)        (209)         (53)        (485)
--------------------------------------------------------------------------------------------
At 31 December 1998                1,777       15,421        1,391          318       18,907
Exchange adjustments                  31          493           44          (19)         549
Provided for the year                377        6,772          224          109        7,482
Disposals                            (31)      (4,627)        (239)        (110)      (5,007)
--------------------------------------------------------------------------------------------
At 31 December 1999                2,154       18,059        1,420          298       21,931
============================================================================================
Net book amount
At 31 December 1999                1,065       11,855        1,354           64       14,338
============================================================================================
At 31 December 1998                  701       15,580        1,377          212       17,870
============================================================================================

On 10 November 1999, the Company entered into an agreement with International Computers Limited ("ICL") to outsource the operations of its data centre in Palo Alto, California for a period of seven years. In connection with this transaction, the Company sold certain assets in the Palo Alto data centre with a net book value of (pound)3,475,000 in return for cash of (pound)3,058,000 and a reduction in outsourcing charges of (pound)1,451,000. Although the assets have been legally sold to ICL, they continue to be used by the Company and have therefore been retained on the balance sheet in accordance with FRS 5 (Reporting the substance of transactions).
         After accounting for this transaction, the net book amounts of assets held under finance leases at 31 December 1999 were (pound)5,255,000 (1998:
(pound)857,000).
         Equipment included assets under finance leases of (pound)12,809,000 and (pound)5,378,000 at 31 December 1999 and 1998 respectively. Accumulated depreciation relating to equipment under finance leases totalled (pound)7,554,000 and (pound)4,521,000 at 31 December 1999 and 1998 respectively. Depreciation of equipment under finance leases is included in the depreciation expense, unless capitalised in accordance with the Group's system and product development cost policy (note 1).

Annual Report 1999
Notes to the Financial Statements


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45

12       Tangible Fixed Assets continued

===========================================================================================================
                                            Leasehold                 Fixtures &         Motor
                                         improvements    Equipment      fittings      vehicles        Total
Company                                    (pound) 000   (pound) 000    (pound) 000    (pound) 000   (pound) 000
-----------------------------------------------------------------------------------------------------------
Cost
At 31 December 1997                               849        2,633           500           557        4,539
Transfer from subsidiary undertakings               -        6,979            29             -        7,008
Additions                                         174          653            11             -          838
Disposals                                           -          (25)           (4)          (82)        (111)
-----------------------------------------------------------------------------------------------------------
At 31 December 1998                             1,023       10,240           536           475       12,274
Transfer to subsidiary undertakings                 -          (14)            -           (14)         (28)
Additions                                           -        1,131            56             -        1,187
Disposals                                         (21)           -            (1)         (143)        (165)
-----------------------------------------------------------------------------------------------------------
At 31 December 1999                             1,002       11,357           591           318       13,268
===========================================================================================================
Depreciation
At 31 December 1997                               304        1,695           305           205        2,509
Transfer from subsidiary undertakings               -        4,638            20             -        4,658
Provided for the year                             183        1,914            93           129        2,319
Disposals                                           -           (1)            -           (53)         (54)
-----------------------------------------------------------------------------------------------------------
At 31 December 1998                               487        8,246           418           281        9,432
Transfer from subsidiary undertakings               -            -             -           (16)         (16)
Provided for the year                             170        1,418            80            96        1,764
Disposals                                           -            -             -           (95)         (95)
-----------------------------------------------------------------------------------------------------------
At 31 December 1999                               657        9,664           498           266       11,085
===========================================================================================================
Net book amount
At 31 December 1999                               345        1,693            93            52        2,183
===========================================================================================================
At 31 December 1998                               536        1,994           118           194        2,842
===========================================================================================================

The net book amounts of assets held under finance leases at 31 December 1999 were(pound)nil (1998:(pound)nil).

Annual Report 1999
Notes to the Financial Statements


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13       Fixed Asset Investments
=========================================================
Group
Investments                                    (pound) 000
---------------------------------------------------------
At 31 December 1997                                18,374
Amounts written off (note 5)                       (2,300)
Additions                                           1,446
Disposals                                          (5,053)
Exchange movements                                   (113)
---------------------------------------------------------
At 31 December 1998                                12,354
Amounts written off (note 5)                       (4,619)
Additions                                           1,645
Disposals                                               -
Exchange movements                                    255
---------------------------------------------------------
At 31 December 1999                                 9,635
=========================================================
         The additions during the year ended 31 December 1999 related to the final funding instalments ((pound)746,000) of Frost & Sullivan Electronic Distribution LLC ("FSED"), a 50:50 joint venture with Frost & Sullivan which is registered in the US, and further funding of (pound)899,000 in respect of the Company's investment in eHotel (formerly 4th Network).
         Following further delays in eHotel's proposed initial public offering, the Company booked a provision of (pound)3,196,000 against its remaining investment. In addition, the Company booked a provision of (pound)1,423,000 against the carrying value of its investment in FSED, reflecting concerns over the value of certain of its exclusive online distribution rights.

--------------------------------------------------------------------------------
                                                        Long-term
                                                         loans to
                                                            Group
                                        Investments     companies         Total
Company                                 (pound) 000   (pound) 000   (pound) 000
--------------------------------------------------------------------------------
At 31 December 1997                          61,562       220,724       282,286
Amounts written off (note 5)                 (2,300)            -        (2,300)
Additions                                     6,015         1,325         7,340
Disposals                                    (2,135)            -        (2,135)
Disposals to subsidiary undertakings           (355)            -          (355)
--------------------------------------------------------------------------------
At 31 December 1998                          62,787       222,049       284,836
Amounts written off (note 5)                 (3,196)       (1,423)       (4,619)
Additions                                     3,630           746         4,376
Provision for impairment                          -       (98,071)      (98,071)
--------------------------------------------------------------------------------
At 31 December 1999                          63,221       123,301       186,522
================================================================================
Following the disposal of the ISD to Thomson on 4 May 2000 (see note 31), the Company has written down certain long term loans made by the Company to its subsidiaries to fund the acquisition of KRII.

Annual Report 1999
Notes to the Financial Statements

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13       Fixed Asset Investments continued

========================================================================================
The following were principal subsidiary undertakings as at 31 December 1999 and have all been included in the consolidated accounts except where indicated. Each subsidiary principally does business in the country of its incorporation/registration and all equity is in the form of Ordinary shares or their equivalent.
---------------------------------------------------------------------------------------
                                              Country of
                                             incorporation/  Proportion of   Nature of
Company name                                  registration    equity held    business**
---------------------------------------------------------------------------------------
Dialog Holdings Limited                        England           100%            3
Dialog Nova KK                                 Japan             100%            3
Dotcom Investments BV                          Netherlands       100%            3
InfoDynamics Limited                           England           100%            2
KMK Digitex Company Limited                    Japan             100%            1
Muscat Limited                                 England           100%            5
Officeshopper Holdings Limited                 England           100%            3
Officeshopper.com Limited                      England           100%            8
Prosmart Systems Limited                       England           100%            3
Sparza Limited                                 England           100%            6
Webtop.com Limited                             England           100%            5
Write Works Limited                            England           100%            8
Dialog Information Services Limited            England           100%            1*
Frost & Sullivan Electronic Distribution LLC   USA                50%            4*
Infomart/DIALOG Limited                        Canada             50%            1*
Responsive Database Services Inc.              USA               100%            7*
Responsive Database Services Limited           England           100%            7*
The Dialog Corporation                         USA               100%            1*
The Dialog Corporation A/S                     Denmark           100%            1*
The Dialog Corporation Asia Pacific Limited    Hong Kong         100%            1*
The Dialog Corporation BV                      Netherlands       100%            1*
The Dialog Corporation GmbH                    Germany           100%            1*
The Dialog Corporation GmbH                    Switzerland       100%            1*
The Dialog Corporation (Ireland) Limited       Ireland           100%            1*
The Dialog Corporation SA                      Belgium           100%            1*
The Dialog Corporation S.A.R.L                 France            100%            1*
The Dialog Corporation Srl                     Italy             100%            1*
The Dialog Corporation Sociedad Limitada       Spain             100%            1*
The Dialog Corporation (Sweden) AB             Sweden            100%            1*
========================================================================================

*        Companies marked were sold to Thomson on 4 May 2000 as part of the ISD
**       Key
1        Provision of an indexed online business information service
2        Provision of a database system
3        Holding company
4        Preparation of publishing information
5        Provision of indexing and search technology
6        Provision of eCommerce procurement systems
7        Development and provision of business information
8        Provision of eCommerce services

Annual Report 1999
Notes to the Financial Statements

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48

14       Debtors

==========================================================================================
                                            Group       Group       Company      Company
                                            1999         1998         1999         1998
                                        (pound) 000  (pound) 000  (pound) 000  (pound) 000
------------------------------------------------------------------------------------------
Amounts due within one year
Trade debtors                               30,362     32,131        6,417        3,039
Other debtors                                1,657      1,334          673        1,093
Prepayments and accrued income               4,671      9,316        1,680        3,807
Amounts owed by subsidiary undertakings          -          -       26,488       32,795
------------------------------------------------------------------------------------------
                                            36,690     42,781       35,258       40,734
==========================================================================================

Trade debtors for the Group are stated net of the allowance for doubtful trade debtor balances, which amounted to (pound)2,184,000 and (pound)2,974,000 at 31 December 1999 and 1998, respectively.
         Included within 'Other debtors' are the deferred indexing costs for both the Group and Company, which are deferred and amortised on a straight line basis over two years. The deferred indexing costs for both the Group and Company amounted to (pound)296,000 and (pound)541,000 at 31 December 1999 and 1998, respectively.

15       Creditors: Amounts falling due within one year

=================================================================================================================
                                                                Group         Group       Company       Company
                                                                1999          1998          1999          1998
                                                            (pound) 000   (pound) 000   (pound) 000   (pound) 000
-----------------------------------------------------------------------------------------------------------------
Bank overdrafts                                                     --           --            --           161
Senior Credit Facility (see note 16)                            30,075       13,158        30,075        13,158
Deferred consideration - purchase of subsidiary (see note 20)    1,437        1,437         1,437         1,437
Trade creditors                                                  8,095        8,987         2,806         2,447
Obligations under finance leases                                 1,813          222         1,729           210
Other creditors                                                  4,030        4,274         3,704         3,873
Taxation and social security                                     1,008        1,030           782           416
Corporation tax                                                    556          258            --            --
Accruals and deferred income                                    24,560       29,479         3,350         4,651
Amounts owed to subsidiary undertakings                             --           --        14,052        29,082
-----------------------------------------------------------------------------------------------------------------
                                                                71,574       58,845        57,935        55,435
=================================================================================================================

Included within 'Other creditors' for both Group and Company are subscriber service cost provisions, which amounted to (pound)349,000 and (pound)542,000 at 31 December 1999 and 1998, respectively.
         Subsequent to the year end, the balance owing under the Senior Credit Facility has been repaid in full (note 31).

Accruals and deferred income for the Group, which individually represent in excess of 5% of current liabilities, consist of the following:
--------------------------------------------------------------------------------
                                                           1999          1998
                                                       (pound) 000   (pound) 000
--------------------------------------------------------------------------------
Information provider accruals                              8,742        10,867
Deferred revenue                                           5,438         4,495
Other accrued expenses                                    10,380        14,117
--------------------------------------------------------------------------------
                                                          24,560        29,479
================================================================================

Annual Report 1999
Notes to the Financial Statements


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16       Creditors: Amounts falling due after more than one year

==================================================================================================================
                                                                 Group         Group       Company       Company
                                                                 1999          1998          1999          1998
                                                             (pound) 000   (pound) 000   (pound) 000   (pound) 000
------------------------------------------------------------------------------------------------------------------
$180 million 11% Senior Subordinated Notes due 2007             108,231       104,433       108,231        104,433
Senior Credit Facility                                           22,835        30,868        22,835         30,868
Accruals                                                            355         2,256            --             --
Other creditors                                                      --           776            --             --
Deferred consideration - purchase of subsidiary (see note 20)     1,396         1,396         1,396          1,396
Obligations under finance leases                                  4,553            12         3,283             12
------------------------------------------------------------------------------------------------------------------
                                                                137,370       139,741       135,745        136,709
==================================================================================================================

The Senior Subordinated Notes are for a term of 10 years and interest is fixed at 11% throughout the term.
         The Senior Credit Facility consists of two tranches. Tranche A was the original facility used to fund the acquisition of KRII. It is repayable over five years and, until November 1999, interest was fixed every three to six months at a rate of 2.25 percentage points over US Dollar LIBOR. With effect from 15 November 1999, interest was fixed every month at a rate of 2.5 points over US Dollar LIBOR. The Company has entered into an interest rate cap agreement that limits the exposure of 75% of the balance of Tranche A to a maximum US Dollar LIBOR rate of 6.5%.
         In May 1999, the Company entered into a new agreement with Chase Manhattan Bank International Limited ("Chase") to borrow an additional $25 million ("Tranche B"). The Company issued Chase with a total of three million warrants to subscribe for Ordinary shares in the Company (see note 18). Tranche B is repayable in October 2002 and carried interest at a rate of 3.25 percentage points above US Dollar LIBOR through to 1 October 1999, 4.25 percentage points above US Dollar LIBOR through to 15 November 1999 and 4.5 percentage points above US Dollar LIBOR thereafter.

Repayments on the Senior Subordinated Notes and Senior Credit Facility fall due as follows:

----------------------------------------------------------------------------------------------------
                                                   Group        Group        Company       Company
                                                   1999          1998          1999          1998
                                               (pound) 000   (pound) 000   (pound) 000   (pound) 000
----------------------------------------------------------------------------------------------------
Within 1 year                                      30,075       13,158        30,075        13,158
Within 1-2 years                                   25,349       13,158        25,349        13,158
Within 2-5 years                                       --       19,736            --        19,736
After 5 years                                     111,663      108,186       111,663       108,186
----------------------------------------------------------------------------------------------------
                                                  167,087      154,238       167,087       154,238
Less: Unamortised finance costs                    (5,946)      (5,779)       (5,946)       (5,779)
----------------------------------------------------------------------------------------------------
                                                  161,141      148,459       161,441       148,459
====================================================================================================

The Company's obligations with respect to the Senior Credit Facility and finance leases are collateralised by the assets of the Company and certain of its subsidiaries. The Senior Subordinated Notes are unsecured.
         Subsequent to the year end, the balances owing under the Senior Credit Facility and $180 million Senior Subordinated Notes have been repaid in full (note 31).

Obligations under finance leases are due as follows:
--------------------------------------------------------------------------------
                               Group         Group       Company       Company
                               1999          1998          1999          1998
                           (pound) 000   (pound) 000   (pound) 000   (pound) 000
--------------------------------------------------------------------------------
Within 1 year                  1,813          222         1,729          210
Within 1-2 years               3,629           12         3,283           12
Within 2-5 years                 924           --            --           --
--------------------------------------------------------------------------------
                               6,366          234         5,012          222
================================================================================

Annual Report 1999
Notes to the Financial Statements

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17       Provision for liabilities and charges

====================================================================================================================================
                                                                                     Post-
                                                        Removal of                acquisition
                                                       Knight-Ridder Termination   funding of               Relocation
                                Deferred   Data centre  Information  of property    non-core                   of US
                                taxation   integration      name       leases(1)   businesses    Legal(2)  headquarters    Total
Group                         (pound) 000  (pound) 000  (pound) 000  (pound) 000  (pound) 000  (pound) 000  (pound) 000 (pound) 000
----------------------------------------------------------------------------------------------------------------------------------
At 31 December 1997                119        4,473         1,313          917          761           --           --       7,583
Reclassification from creditors     --           --            --           --           --          547           --         547
Transfer from/(to) profit
         and loss account           (7)      (1,197)         (524)       1,589           --           --        1,758       1,619
Amounts paid                        --       (3,254)         (418)      (1,667)      (1,483)        (513)        (947)     (8,282)
Revisions to fair values            --           --            --          378          728        2,172           --       3,278
Exchange adjustments                16          (22)          (10)         (10)          (6)         (13)          (3)        (48)
----------------------------------------------------------------------------------------------------------------------------------
At 31 December 1998                128           --           361        1,207           --        2,193          808       4,697
Transfer to profit
         and loss account          (26)          --            --           --           --         (620)          --        (646)
Amounts paid                        --           --          (372)        (647)          --         (808)        (833)     (2,660)
Exchange adjustments               (13)          --            11            6           --           10           25          39
----------------------------------------------------------------------------------------------------------------------------------
At 31 December 1999                 89           --            --          566           --          775           --       1,430
==================================================================================================================================

(1) Onerous lease commitments in respect of properties vacated following the acquisition of KRII. The Company expects to continue making payments against this provision until 2004.
(2) Provision for legal costs and settlements (see note 32). The Company expects to have substantially utilised this provision by the end of 2000.


Deferred taxation
-------------------------------------------------------------------------------
                             1999           1999          1998         1998
                           Potential     Provided in   Potential    Provided in
                           liability      accounts     liability      accounts
Group                     (pound) 000   (pound) 000   (pound) 000   (pound) 000
-------------------------------------------------------------------------------
Fixed asset related           2,704          --          1,530           --
Other timing differences         89          89            128          128
-------------------------------------------------------------------------------
                              2,793          89          1,658          128
===============================================================================
At 31 December 1999, the Group had (pound)50.1 million of tax losses carried forward (1998: (pound)25.3 million), giving rise to an unprovided potential deferred tax asset of (pound)18.6 million (1998: (pound)9.1 million). With the exception of the tax losses carried forward in the Company (see below) the Group's tax losses passed to Thomson following the disposal of the ISD.


Deferred taxation
-------------------------------------------------------------------------------
                             1999           1999          1998         1998
                           Potential     Provided in   Potential    Provided in
                           liability      accounts     liability      accounts
Company                   (pound) 000   (pound) 000   (pound) 000   (pound) 000
-------------------------------------------------------------------------------
Fixed asset related           1,470           -          1,441            -
Other timing differences          -           -              -            -
-------------------------------------------------------------------------------
                              1,470           -          1,441            -
===============================================================================
At 31 December 1999, the Company had (pound)13.2 million of tax losses carried forward (1998: (pound)15.1 million), giving rise to an unprovided potential deferred tax asset of (pound)3.9 million (1998: (pound)4.7 million).

Annual Report 1999
Notes to the Financial Statements

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18       Share Capital

=======================================================================================
                                       1999          1999        1998          1998
                                      Number     (pound) 000    Number      (pound) 000
---------------------------------------------------------------------------------------
Authorised:
Ordinary shares of 1 pence each     199,827,000      1,998    199,827,000       1,998
---------------------------------------------------------------------------------------
Allotted, called up and fully paid:
Ordinary shares of 1 pence each     154,943,398      1,549    151,467,107       1,514
=======================================================================================

During the three years ended 31 December 1999, the following movements occurred in the Ordinary shares of the Company:

----------------------------------------------------------------------------------------------------
                                                                       Shares       Shares
Date                                                                    Number   (pound) 000   Notes
----------------------------------------------------------------------------------------------------
31 December 1996                                                      92,597,995     926

Between 17 January 1997
   and 24 November 1997    Exercise of share options                     674,367       7        (i)
13 August 1997             Acquisition of shares in Muscat Ltd         2,105,855      21       (ii)
14 November 1997           UK Placing                                 54,500,000     545      (iii)
23 December 1997           Acquisition of remaining shares in
                           M.A.I.D Denmark A/S                           313,636       3       (iv)
----------------------------------------------------------------------------------------------------
31 December 1997                                                     150,191,853   1,502
Between 8 February 1998
   and 21 August 1998      Exercise of share options                     440,837       4        (v)
Between 11 May 1998
   and 17 December 1998    Allotment of shares under the 401(k) Plan     140,392       1       (vi)
18 November 1998           Acquisition of Write Works Ltd                694,025       7      (vii)
----------------------------------------------------------------------------------------------------
31 December 1998                                                     151,467,107   1,514
Between 1 February 1999
   and 2 December 1999     Allotment of shares under the 401(k) Plan     246,620       3     (viii)
29 June 1999               Employee Stock Purchase Plan                  132,248       1       (ix)
Between 29 November 1999
   and 17 December 1999    Save As You Earn Share Option Exercises        84,487       1        (x)
30 November 1999           Acquisition of outstanding share capital
                               of Muscat Limited                       3,012,936      30       (xi)
----------------------------------------------------------------------------------------------------
31 December 1999                                                     154,943,398   1,549
====================================================================================================

(i)      Exercise of share options
At various dates throughout 1997, in accordance with the Company's share option schemes, a number of eligible employees exercised their share options. The options were exercised at prices between (pound)0.64 and (pound)1.80 per share for a total consideration of (pound)698,000.

(ii) On 14 August 1997, the Company announced that it had acquired 8,863 shares of the authorised and issued share capital of Muscat Ltd ('Muscat'), a leading UK information retrieval technology vendor. As a result, the Company acquired approximately 70% of the share capital in Muscat (see note (xi)).
         The total consideration for the acquisition of the shares in Muscat was (pound)5,557,101. This was satisfied by a (pound)1,282,215 cash payment and the balance of (pound)4,274,886 by the issue on 13 August 1997 of 2,105,855 new Ordinary shares (equivalent to an issue price of (pound)2.03 per share).

(iii) Under the terms of an agreement dated 1 October 1997, the Company agreed to acquire all of the share capital of KRII, an online supplier of business intelligence, for approximately (pound)261 ($434) million. The acquisition closed on 14 November 1997 and was partly financed by a placement of 54.5 million new Ordinary shares at (pound)2.20 per share.

(iv) On 23 December 1997, the Company announced that it had acquired the remaining 23% minority interest in its Danish subsidiary from Lars Thejl and Morten Nicholaisen, Directors of M.A.I.D Denmark A/S. As a result, the Company owned 100% of M.A.I.D Denmark A/S (subsequently renamed Dialog Information Services A/S).
         The (pound)443,795 consideration was satisfied by the issue of 313,636 new Ordinary shares at (pound)1.415 per share.

Annual Report 1999
Notes to the Financial Statements

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18       Share Capital continued
================================================================================
(v)      Exercise of share options
At various dates throughout 1998, in accordance with the Company's share option schemes, a number of eligible employees exercised their share options. The options were exercised at prices between (pound)0.49 and (pound)1.10 per share for a total consideration of (pound)457,729.

(vi)     401(k) Investment Savings Plan contributions
The Company operates a defined contribution pension scheme in the US (the 401(k) Investment Savings Plan). At various dates throughout 1998, the Company matched employee contributions to this Plan, partially with the allotment of new Ordinary shares valued at market price at the time of issue and subsequently converted into ADSs. A total of 140,392 Ordinary shares were issued during the year at prices between (pound)0.56 and (pound)1.84 per share for an aggregate market value of (pound)179,936.

(vii) On 19 November 1998, the Company announced that it had acquired 100% of the share capital of Write Works Ltd. The consideration for the acquisition was an initial payment of (pound)1 million in cash and approximately (pound)1.2 million by the issue of 694,025 Dialog shares, representing a value of (pound)1.66 per share. A further consideration of up to a maximum of (pound)2.8 million in cash and (pound)1 million in shares is payable on the achievement of Write Works' targets over the next two years.

(viii) 401(k) Investment Savings Plan contributions
The Company operates a defined contribution pension scheme in the US (the 401(k) Investment Savings Plan). At various dates throughout 1999 the Company matched employee contributions to this Plan partially with the allotment of new Ordinary shares valued at market price at the time of issue and subsequently converted into ADSs. A total of 246,620 Ordinary shares were issued during the year at an aggregate market value of (pound)203,596.

(ix)     Employee Stock Purchase Plan
The Company operates an Employee Stock Purchase Plan for US employees as defined by section 423(b) of the United States Internal Revenue Code of 1986. On 29 June 1999, 132,248 Ordinary shares for conversion into ADSs were issued at an aggregate market value of (pound)120,346 to participants in the first offering under the plan.

(x)      Save As You Earn Share Option Exercises
At various dates between 29 November and 17 December 1999, in accordance with the Company's Save As You Earn Share Option Scheme, a number of eligible employees exercised their share options. The options were exercised at (pound)0.49 per share for a total consideration of (pound)41,399.

(xi) On 30 November 1999, the Company announced that it had acquired the remaining 30% interest of the share capital of Muscat Ltd. The purchase consideration for the 30% stake was (pound)2,500,737 satisfied by the issue of 3,012,936 Ordinary shares. Each Ordinary share of The Dialog Corporation plc was valued at 83 pence, the average mid-market price of Ordinary shares of the Company over the five trading days prior to 30 November 1999. The purchase provides the Company with 100% ownership of Muscat Ltd after the initial acquisition of 70% of the share capital in 1997 (see note (ii)).

As at 31 December 1999 the Company had in place five stock plans; the 1994 Executive Share Option Scheme, the 1994 Savings Related Share Option Scheme, the 1994 Unapproved Executive Share Option Scheme, the 1997 US Stock Option Plan and the 1998 Employee Stock Purchase Plan. Options over the Company's Ordinary shares were also granted as part of a rollover arrangement with employees of Muscat Limited, and options over American Depositary Shares were granted to certain non-executive directors of the Company's US subsidiary under individual arrangements.

At 31 December 1999, options have been granted over the Company's Ordinary shares as follows:
--------------------------------------------------------------------------------
                                     Exercisable   Earliest         Latest
                         Ordinary       price     exercisable     exercisable
Scheme                    shares       (pound)       date            date
--------------------------------------------------------------------------------
Executive Scheme          680,863        1.10  24 March 1997    24 March 2004
Executive Scheme           20,000        0.80  25 April 1998    25 April 2005
Executive Scheme          134,500        2.48   4 October 1998   4 October 2005
Executive Scheme          103,880        1.89  14 March 2000    14 March 2007
Executive Scheme          214,900        1.58   9 April 2001     9 April 2008
Executive Scheme          158,832        1.21   1 April 2002     1 April 2009
Executive Scheme           53,450        0.91   2 July 2002      2 July 2009
Executive Scheme           30,000        0.74  25 August 2002   25 August 2009
--------------------------------------------------------------------------------
Total                   1,396,425
================================================================================

Annual Report 1999
Notes to the Financial Statements

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53

18       Share Capital continued
--------------------------------------------------------------------------------
                                Exercisable     Earliest            Latest
                      Ordinary     price      exercisable        exercisable
Scheme                 shares     (pound)         date               date
--------------------------------------------------------------------------------
Unapproved Scheme     128,863       1.10     24 March 1997      24 March 2001
Unapproved Scheme      98,000       2.48     4 October 1998     4 October 2002
Unapproved Scheme      21,834       2.29     31 July 1999       31 July 2000
Unapproved Scheme      15,000       1.75     28 February 1999   28 February 2003
Unapproved Scheme     100,000       2.87     16 August 1999     16 August 2003
Unapproved Scheme     441,120       1.89     14 March 2000      14 March 2004
Unapproved Scheme       7,500       2.00     26 March 2000      26 March 2004
Unapproved Scheme     376,600       1.58     9 April 2001       9 April 2005
Unapproved Scheme     150,000       1.73     2 February 1999    30 April 2005
Unapproved Scheme      10,000       1.70     8 September 2001   8 September 2005
Unapproved Scheme     790,000       1.50     8 October 2001     8 October 2005
Unapproved Scheme     261,168       1.21     1 April 2002       1 April 2006
Unapproved Scheme      86,550       0.91     2 July 2002        2 July 2006
Unapproved Scheme   1,525,000       4.00     2 July 2002        2 July 2006
--------------------------------------------------------------------------------
Total               4,011,635
================================================================================

--------------------------------------------------------------------------------
                                Exercisable     Earliest            Latest
                      Ordinary     price      exercisable        exercisable
Scheme                 shares     (pound)         date               date
--------------------------------------------------------------------------------
Muscat Unapproved     128,270      44.00     1 October 2000     1 October 2004
Muscat Unapproved     168,077      43.00     20 October 1999    20 October 2004
Muscat Unapproved      88,462      59.00     1 January 2001     1 January 2005
Muscat Unapproved     132,693      67.00     1 April 2001       1 April 2005
Muscat Unapproved      36,859      67.00     1 September 2001   1 September 2005
Muscat Unapproved      58,974      67.00     1 November 2001    1 November 2005
Muscat Unapproved      29,487      67.00     1 December 2001    1 December 2005
--------------------------------------------------------------------------------
Total                 642,822
================================================================================

                                Exercisable     Earliest            Latest
                      Ordinary     price      exercisable        exercisable
Scheme                 shares     (pound)         date               date
--------------------------------------------------------------------------------
Sharesave Scheme      133,774       0.49     1 December 1999    31 May 2000
Sharesave Scheme       99,183       0.64     1 June 2000        30 November 2000
Sharesave Scheme        2,464       2.24     1 December 2000    31 May 2001
Sharesave Scheme       25,680       1.80     1 June 2001        31 November 2001
Sharesave Scheme        2,378       1.74     1 May 2002         31 October 2002
Sharesave Scheme       69,448       1.37     1 July 2001        31 December 2001
Sharesave Scheme       38,876       1.37     1 July 2003        31 December 2003
Sharesave Scheme      108,801       0.99     1 July 2002        31 December 2002
Sharesave Scheme      141,063       0.99     1 July 2004        31 December 2004
--------------------------------------------------------------------------------
Total                 621,667
================================================================================

Annual Report 1999
Notes to the Financial Statements

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54

18       Share Capital continued

=============================================================================================
At 31 December 1999, options have been granted over the Company's American
Depositary Shares* as follows:
---------------------------------------------------------------------------------------------
                              American   Exercisable       Earliest              Latest
                             Depositary     price         exercisable          exercisable
Scheme                         Shares         $              date                  date
---------------------------------------------------------------------------------------------
Employee Stock Purchase Plan     4,577      10.49      30 September 2000    30 September 2000
Employee Stock Purchase Plan    13,072       8.50      22 April 2001        22 April 2001
Employee Stock Purchase Plan    32,134       3.79      4 October 2000       4 October 2000
US Option Plan                  94,375      11.00      9 April 1999**       9 April 2008
US Option Plan                   7,500      11.88      30 April 1999**      30 April 2008
US Option Plan                  18,000      11.82      8 September 1999**   8 September 2008
US Option Plan                 110,000       9.90      8 October 1999**     8 October 2008
US Option Plan                 147,750       8.00      1 April 2000**       1 April 2009
US Option Plan                  90,000       5.75      2 July 2000**        2 July 2009
US Option Plan                   6,250       4.75      25 August 2000**     25 August 2009
US Option Plan                 162,500      25.74      2 July 2002**        2 July 2006
Individual US arrangement        6,250      10.64      12 December 1997***  12 December 2007
Individual US arrangement        6,711      14.90      14 November 1998     14 November 2004
Individual US arrangement        4,232      11.81      8 September 1999     8 September 2005
Individual US arrangement        6,250       8.00      1 April 1999***      1 April 2009
---------------------------------------------------------------------------------------------
Total                          709,601
=============================================================================================
*   One American Depositary Share is equivalent to four Ordinary shares.
**  Options become exercisable in stages. After the first year up to one quarter of the total number of options may be exercised. After every subsequent month for the next three years an additional 1/48 of the total number of options may be exercised.
*** Options become exercisable in cumulative monthly increments during the 12 month period following the date of grant.
---------------------------------------------------------------------------------------------
Total options granted over Ordinary share equivalents                               9,510,953
=============================================================================================

1994 Executive Share Option Scheme
In March 1994, the Company adopted the 1994 Executive Share Option Scheme (the "Executive Scheme"). Formal approval of the Executive Scheme was given by the Inland Revenue in March 1994. Under the terms of the Executive Scheme, options to acquire Ordinary shares may be granted at the discretion of the Remuneration Committee of the Board of Directors to any employee, including full-time employee Directors. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary share and the closing market price of an Ordinary share on the day preceding the date of grant. Options under the Executive Scheme generally become exercisable on the third anniversary of the date of grant and lapse on the tenth anniversary of the date of grant. The number of options grantable under the Executive Scheme and the aggregate exercise price of options grantable to any individual is now limited to (pound)30,000 following the passing of the Finance Act 1996. Transactions under the Executive Scheme for the three years ended 31 December 1999 were as follows:

--------------------------------------------------------------------------------
                                            Options
                                          outstanding
                                                          Exercise     Weighted
                                             Number         price       average
                                              000s         (pound)      (pound)
--------------------------------------------------------------------------------
At 31 December 1996                           2,033       0.80-3.41       1.42
Granted                                         176       1.89-2.20       1.93
Cancelled                                      (311)      0.80-3.41       2.12
Exercised                                      (424)      0.81-1.10       1.00
--------------------------------------------------------------------------------
At 31 December 1997                           1,474       0.80-3.41       1.45
Granted                                         334       1.58-1.70       1.59
Cancelled                                      (139)      1.10-2.87       1.89
Exercised                                      (200)           1.10       1.10
--------------------------------------------------------------------------------
At 31 December 1998                           1,469       0.80-2.48       1.49
Granted                                         294       0.74-1.21       1.11
Cancelled                                      (367)      1.10-2.48       1.68
--------------------------------------------------------------------------------
At 31 December 1999                           1,396       0.80-2.48       1.36
--------------------------------------------------------------------------------
Exercisable at 31 December 1997               1,047       1.10-2.48       1.15
Exercisable at 31 December 1998               1,027       0.80-2.48       1.40
--------------------------------------------------------------------------------
Exercisable at 31 December 1999                 835       0.80-2.48       1.32
================================================================================
Upon completion of the sale of the ISD, options held by employees who transferred to Thomson became exercisable upon transfer and remain so until the later of 12 months after the date of completion or four years after the date of grant, whereupon they lapse.

Annual Report 1999
Notes to the Financial Statements

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18       Share Capital continued
================================================================================
1994 Unapproved Executive Share Option Scheme
In March 1994, the Company adopted the 1994 Unapproved Executive Share Option Scheme (the "Unapproved Scheme"). Under the terms of the Unapproved Scheme, options to subscribe for Ordinary shares may be granted at the discretion of the Remuneration Committee of the Board of Directors to any employee, including full-time employee Directors. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary share and the closing market price of an Ordinary share on the day preceding the date of grant. Options under the Unapproved Scheme generally become exercisable on the third anniversary of the date of grant and lapse on the seventh anniversary of the date of grant. The number of shares over which options may be granted under the Unapproved Scheme is consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. Transactions under the Unapproved Scheme for the three years ended 31 December 1999 were as follows:
--------------------------------------------------------------------------------
                                                 Options
                                               outstanding
                                                            Exercise    Weighted
                                                   Number     price      average
                                                    000s     (pound)     (pound)
--------------------------------------------------------------------------------
At 31 December 1996                                  991    1.10-2.87      1.74
Granted                                              741    1.89-2.20      1.93
Cancelled                                           (150)   1.89-2.87      2.26
Exercised                                           (242)        1.10      1.10
--------------------------------------------------------------------------------
At 31 December 1997                                1,340    1.10-2.87      1.90
Granted                                            1,436    1.50-1.73      1.55
Cancelled                                           (209)   1.58-2.87      2.13
Exercised                                           (196)        1.10      1.10
--------------------------------------------------------------------------------
At 31 December 1998                                2,371    1.10-2.87      1.73
Granted                                            1,988    0.91-4.00      1.15
Cancelled                                           (348)   1.21-2.87      1.73
--------------------------------------------------------------------------------
At 31 December 1999                                4,011    0.91-4.00      3.34
================================================================================
Exercisable at 31 December 1997                      418    1.10-2.87      1.36
--------------------------------------------------------------------------------
Exercisable at 31 December 1998                      339    1.10-2.87      1.89
--------------------------------------------------------------------------------
Exercisable at 31 December 1999                      514    1.10-2.87      1.96
================================================================================
Upon completion of the sale of the ISD, options held by employees who transferred to Thomson became exercisable upon transfer and remain so until the later of 12 months after the date of completion or four years after the date of grant, whereupon they lapse.

1998 Muscat Unapproved Scheme
In December 1999, the Company acquired the remaining 30% of the issued share capital of Muscat Limited (see note 11). Pursuant to this transaction, various employees holding in aggregate 436 options at exercise prices ranging from (pound)627 to (pound)1,100 under the 1998 Muscat Unapproved Share Option Scheme (the "Muscat Scheme") were offered and accepted a total of 642,822 replacement options over Ordinary shares of the Company at exercise prices ranging from 43 pence to 67 pence per share. Transactions under the Muscat Scheme for the year ended 31 December 1999 are as follows:
--------------------------------------------------------------------------------
                                                 Options
                                               outstanding
                                                            Exercise    Weighted
                                                   Number     price      average
                                                    000s     (pound)     (pound)
--------------------------------------------------------------------------------
At 31 December 1998                                  --            --        --
Granted                                             643     0.43-0.67      0.55
--------------------------------------------------------------------------------
At 31 December 1999                                 643     0.43-0.67      0.55
================================================================================
Exercisable at 31 December 1998                      --            --        --
--------------------------------------------------------------------------------
Exercisable at 31 December 1999                      42          0.43      0.43
================================================================================

Upon completion of the sale of the ISD, options held by employees who transferred to Thomson became exercisable upon transfer and remain exercisable for six months, whereupon they lapse.

Annual Report 1999
Notes to the Financial Statements

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18       Share Capital continued
================================================================================
1994 Savings Related Share Option Scheme
In March 1994, the Company adopted the 1994 Savings Related Share Option Scheme (the "Sharesave Scheme") which was subsequently approved by the Inland Revenue. Under the rules of the Sharesave Scheme, participation is offered to all UK employees, including full-time employee Directors. All options are linked to a contractual savings scheme. Participants may save between (pound)5 and (pound)250 per month over a three or five year period at the end of which they are granted a tax-free bonus. Participants may withdraw from the savings contract at any time (although their option will then lapse) and are not obliged to exercise their options at the date of maturity. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary share and 85% (formerly 80% up until December 1995) of the market value of an Ordinary share at the date of invitation. Options under the scheme become exercisable on the bonus date and remain exercisable for a period of six months. The number of shares over which options may be granted under the Sharesave Scheme are consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. Transactions under the Sharesave Scheme for the three years ended 31 December 1999 were as follows:
--------------------------------------------------------------------------------
                                                 Options
                                               outstanding
                                                            Exercise    Weighted
                                                   Number     price      average
                                                    000s     (pound)     (pound)
--------------------------------------------------------------------------------
At 31 December 1996                                 824     0.49-2.24      0.76
Granted                                              85          1.74      1.74
Cancelled                                          (272)    0.49-2.24      0.79
Exercised                                            (8)    0.64-1.80      0.70
--------------------------------------------------------------------------------
At 31 December 1997                                 629     0.49-2.24      0.88
Granted                                             224          1.37      1.37
Cancelled                                          (157)    0.49-1.80      1.49
Exercised                                           (45)    0.49-0.64      0.49
--------------------------------------------------------------------------------
At 31 December 1998                                 651     0.49-2.24      0.93
Granted                                             312          0.99      0.99
Cancelled                                          (257)    0.49-1.80      1.14
Exercised                                           (84)         0.49      0.49
================================================================================
At 31 December 1999                                 622     0.49-2.24      0.93
================================================================================
Exercisable at 31 December 1997                      74     0.49-1.80      0.56
Exercisable at 31 December 1998                      --            --        --
--------------------------------------------------------------------------------
Exercisable at 31 December 1999                     134          0.49      0.49
================================================================================
Upon completion of the sale of the ISD, options held by employees who transferred to Thomson became exercisable upon transfer to the value of accumulated savings, and remain exercisable for six months, whereupon they lapse.

Annual Report 1999
Notes to the Financial Statements

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18       Share Capital continued
================================================================================
1997 US Stock Option Plan
In November 1997, the Company adopted the 1997 US Stock Option Plan (the "US Option Plan") which provides for the grant of both incentive and non-statutory stock options to purchase the Company's American Depositary Shares (ADSs). Incentive stock options granted under the US Option Plan are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the 'Code'). Non-statutory stock options granted under the US Option Plan are intended not to qualify as incentive stock options under the Code. Under the terms of the US Option Plan, options to acquire ADSs may be granted by the Remuneration Committee of the Board of Directors to any US resident employee, including employee Directors.
         The exercise price of incentive stock and non-statutory stock options under the US Option Plan may not be less than the fair market value of the ADSs subject to the option on the date of the option grant, and in some cases, may not be less than 110% of such fair market value. Options granted under the US Option Plan may become exercisable ('vest') in cumulative increments determined by the Remuneration Committee of the Board of Directors and lapse no later than the tenth anniversary of the date of grant.
         The number of shares over which options may be granted under the US Option Plan is consistent with the institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. Transactions under the US Option Plan up to 31 December 1999 were as follows:

--------------------------------------------------------------------------------
                                                 Options
                                               outstanding

                                                   Number   Exercise    Weighted
                                                  of ADSs     price      average
                                                    000s        $           $
--------------------------------------------------------------------------------
At 31 December 1996                                   --            --       --
Granted                                               63         14.90    14.90
--------------------------------------------------------------------------------
At 31 December 1997                                   63         14.90    14.90
--------------------------------------------------------------------------------
Granted                                              427    9.88-11.88    10.75
Cancelled                                           (122)   9.88-14.90    12.93
--------------------------------------------------------------------------------
At 31 December 1998                                  368    9.90-11.88    10.73
Granted                                              456    4.75-25.74    13.77
Cancelled                                           (187)   4.75-11.80    10.04
--------------------------------------------------------------------------------
At 31 December 1999                                  637    4.75-25.74    13.11
================================================================================
Exercisable at 31 December 1997                       --            --       --
Exercisable at 31 December 1998                       --            --       --
--------------------------------------------------------------------------------
Exercisable at 31 December 1999                       80    9.90-25.74    10.65
================================================================================
Upon completion of the sale of the ISD, options held by employees who transferred to Thomson became exercisable upon completion, after which they lapsed. Options held by individuals with change of control provisions in their contracts remain exercisable until the later of 12 months after the date of completion or four years after the date of grant, whereupon they lapse.

Annual Report 1999
Notes to the Financial Statements

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18       Share Capital continued
================================================================================
1998 US Employee Stock Purchase Plan
In June 1998 the Company adopted the 1998 US Employee Stock Purchase Plan (the "Purchase Plan"), which provides for the grant of rights ('Rights') to purchase ADSs in the Company. The Rights are intended to qualify as options issued under 'employee stock purchase plans' as defined in Section 423(b) of the Code. Participation in the Purchase Plan is offered to all US resident employees, including full-time employee Directors. The initial offering began on 17 June 1998 (the 'Offering Date') and ended on 31 June 1999 (the 'Purchase Date'). Thereafter, and subject to the discretion of the Board, offerings will begin approximately every six months following the announcement of the interim and final results. All Rights under an offering are linked to accumulated payroll deductions over the course of the offering, and participants may withdraw from the plan at any time during an offering (although their Rights will then lapse). The purchase price of the ADSs is not less than the lesser of 85% of the fair market value of the ADSs on either the Offering Date or the Purchase Date. The purchase price may include any UK stamp duty reserve tax payable with respect to the issue of the ADSs.
         Under US law, an individual may not purchase more than $25,000 worth of ADSs in any calendar year (as determined by the fair market value on the Offering Date). The number of shares over which the Rights may be granted under the Purchase Plan is consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. Transactions under the Purchase Plan up to 31 December 1999 are as follows:

--------------------------------------------------------------------------------
                                                 Options
                                               outstanding

                                                   Number   Exercise    Weighted
                                                  of ADSs     price      average
                                                    000s        $           $
--------------------------------------------------------------------------------
At 31 December 1997                                  --            --        --
Granted                                              66    8.65-10.49      8.91
Cancelled                                            (9)         8.65      8.65
--------------------------------------------------------------------------------
At 31 December 1998                                  57    8.65-10.49      8.96
Granted                                              48    3.79-8.50       5.36
Cancelled                                           (31)   8.50-10.49      2.47
Exercised                                           (33)         5.35      5.35
--------------------------------------------------------------------------------
At 31 December 1999                                  41    3.79-10.49      5.64
================================================================================
Exercisable at 31 December 1997                      --            --        --
Exercisable at 31 December 1998                      --            --        --
--------------------------------------------------------------------------------
Exercisable at 31 December 1999                      --            --        --
================================================================================
Rights to acquire ADSs matured on completion. Thereafter they lapsed.

Individual US arrangements
Between 1997 and 1999, options over ADSs were granted at the prevailing market value to certain individuals who were Non-Executive Directors of The Dialog Corporation, the Company's North American subsidiary. Transactions under these individual US schemes up to 31 December 1999 were as follows:

--------------------------------------------------------------------------------
                                                 Options
                                               outstanding

                                                   Number   Exercise    Weighted
                                                  of ADSs     price      average
                                                    000s        $           $
--------------------------------------------------------------------------------
At 31 December 1996                                 --            --         --
Granted                                             13   10.63-14.90      12.84
--------------------------------------------------------------------------------
At 31 December 1997                                 13   10.63-14.90      12.84
Granted                                              4         11.81      11.81
--------------------------------------------------------------------------------
At 31 December 1998                                 17   10.63-14.90      12.59
Granted                                              6          8.00       8.00
--------------------------------------------------------------------------------
At 31 December 1999                                 23   8.00-14.90       11.37
================================================================================
Exercisable at 31 December 1997                      1         10.63      10.63
Exercisable at 31 December 1998                     13   10.63-14.90      12.84
--------------------------------------------------------------------------------
Exercisable at 31 December 1999                     23   8.00-14.90       11.37
================================================================================
Options granted under the individual arrangements were unaffected by the transfer of the ISD to Thomson

Annual Report 1999
Notes to the Financial Statements

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18       Share Capital continued
================================================================================
Warrants
In connection with a new term facility of $25 million agreed between the Company and Chase Manhattan Bank International Limited ("Chase") on 17 May 1999 (see note 16), the Company issued to Chase between May 1999 and November 1999 a total of 3 million warrants to subscribe for Ordinary shares in the Company. 1.5 million of those warrants entitle Chase to subscribe for Ordinary shares at any time before 11 October 2002 (the "2002 Warrants"). The remaining 1.5 million warrants entitle Chase to subscribe for Ordinary shares at any time up to 14 May 2004 (the "2004 Warrants"). The subscription price for an Ordinary share subscribed on exercise of a Warrant is 90.6 pence per Ordinary share.
         In relation to both the 2002 Warrants and the 2004 Warrants, the number of warrants and/or the exercise price may be adjusted on the occurrence of certain events including, on any capital reorganisation of the Company or on any distribution of assets to shareholders or on any issue of Ordinary shares for cash at less than "Fair Market Value". For these purposes, "Fair Market Value" means (whilst the Ordinary shares are listed) the average of the daily market prices for an Ordinary share for the 30 consecutive dealing days commencing 45 dealing days before the relevant date.
         On 12 November 1999, warrants to subscribe to an aggregate of six million Ordinary shares (the "2009 Warrants") were issued to the Company's senior lenders, including to Chase Manhattan Bank, ABN AMRO Bank, NM Rothschild & Sons, the Bank of Scotland and the Royal Bank of Scotland (the "Banks"). The 2009 Warrants were issued in consideration of the Banks agreeing to relax the covenant arrangements in connection with the refinancing of the Company's senior debt. The 2009 Warrants may be exercised, in whole or in part, at any time before 12 November 2009. The subscription price for an Ordinary share subscribed on exercise of a Warrant is 90.6 pence per Ordinary share.
         The terms of the 2009 Warrants contain provisions to protect the holders of those warrants and for adjusting the subscription price and the number of shares which are the subject of the 2009 Warrants in certain circumstances to take into account alterations to the share capital of the Company in the same way described above in relation to the 2002 Warrants and the 2004 Warrants.
         As at the date of this report no warrants had been exercised into Ordinary shares of the Company.

19       Share premium

==============================================================================================
                                                           1999          1998          1997
                                                       (pound) 000   (pound) 000   (pound) 000
----------------------------------------------------------------------------------------------
Balance at 1 January                                      152,128       150,341        35,672
Premium arising on shares issued on exercise of options       350           632           691
Premium arising on shares issued on placing/flotation
     and acquisitions of fixed asset investments            2,471         1,155       124,038
Expenses of share issue                                         -             -       (10,060)
----------------------------------------------------------------------------------------------
Balance at 31 December                                    154,949       152,128       150,341
==============================================================================================

Annual Report 1999
Notes to the Financial Statements

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20       Shares to be Issued
================================================================================
On 19 November 1998, the Company acquired all of the share capital of Write Works for a maximum of (pound)6,015,000 to be paid over two years (see note 11). The consideration was satisfied through an initial payment of (pound)965,000 and (pound)1,150,000 by the issue of 694,025 new Ordinary shares.
         A further consideration of up to a maximum of (pound)3,800,000 in cash and shares will be paid on the achievement of certain earnings targets over the next two years.
--------------------------------------------------------------------------------
                                                                     (pound) 000
--------------------------------------------------------------------------------
Total future consideration                                                3,800
Cash payable within one year (see note 15)                               (1,437)
Cash payable after more than one year (see note 16)                      (1,396)
--------------------------------------------------------------------------------
Shares to be issued                                                         967
================================================================================
On 12 May 2000, the Company issued 420,508 new Ordinary shares as part settlement of the deferred consideration at a price of 98.3 pence per share (see note 31). The final tranche of shares are due to be issued in March 2001.


21       Profit and Loss Account

=====================================================================================================
                                                                    1999         1998         1997
Group                                                           (pound) 000  (pound) 000  (pound) 000
-----------------------------------------------------------------------------------------------------
Balance at 1 January                                              (249,427)   (243,524)    (10,561)
(Loss)/profit for the financial year                                (5,385)      4,439     (20,744)
Effect of exchange rate movements on net investment in foreign
         subsidiaries net of associated borrowings                     894      (1,586)     (2,015)
Goodwill written off                                                    --     (11,022)   (209,120)
Effect of exchange rate movements on goodwill written off           (6,385)      2,266      (1,084)
-----------------------------------------------------------------------------------------------------
Balance at 31 December                                            (260,303)   (249,427)   (243,524)
=====================================================================================================

Cumulative goodwill written off at 31 December 1999 amounted to (pound)219,316,000, comprising balances denominated in US Dollars of $355,429,000 and balances denominated in Pounds Sterling of (pound)5,737,000 (1998: (pound)219,316,000, comprising balances denominated in US Dollars of $355,429,000 and balances denominated in Pounds Sterling of (pound)5,737,000; 1997: (pound)210,605,000 comprising balances denominated in US Dollars of $337,091,000 and balances denominated in Pounds Sterling of (pound)5,737,000).

=====================================================================================================
                                                                    1999         1998         1997
Company                                                         (pound) 000  (pound) 000  (pound) 000
-----------------------------------------------------------------------------------------------------
Balance at 1 January                                               (13,664)     (6,400)    (10,520)
(Loss)/profit for the financial year                              (103,340)     (9,016)      4,120
Effect of exchange rate movements on net debt                       (3,618)      1,752           -
-----------------------------------------------------------------------------------------------------
Balance at 31 December                                            (120,622)    (13,664)     (6,400)
=====================================================================================================

Annual Report 1999
Notes to the Financial Statements

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61

22       Reconciliation of Movement in Ordinary Shareholders' Funds

==================================================================================================================================
                                                                                                 1999         1998         1997
Group                                                                                        (pound) 000  (pound) 000  (pound) 000
----------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit for the financial year                                                            (5,385)       4,439      (20,744)
Consolidated translation differences on foreign currency net investments                        (5,491)         680       (3,099)
New share capital subscribed for cash                                                              355          637      120,586
New share capital subscribed on acquisition of subsidiaries and other fixed asset investments    2,501        1,162        4,719
Expenses of share issue                                                                              -            -      (10,060)
Shares to be issued                                                                                  -          967            -
Goodwill written off                                                                                 -      (11,022)    (209,120)
----------------------------------------------------------------------------------------------------------------------------------
Net movement in Ordinary shareholders' funds                                                    (8,020)      (3,137)    (117,718)
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds at 1 January                                                               (94,818)      (91,681)     26,037
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds at 31 December                                                            (102,838)      (94,818)    (91,681)
==================================================================================================================================


==================================================================================================================================
                                                                                                 1999         1998         1997
Company                                                                                      (pound) 000  (pound) 000  (pound) 000
----------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit for the financial year                                                          (103,340)      (9,016)      4,120
New share capital subscribed for cash                                                              355          637     120,586
New share capital subscribed on acquisition of subsidiaries and other fixed asset investments    2,501        1,162       4,719
Expenses of share issue                                                                              -            -     (10,060)
Effect of exchange rate movements on net debt                                                   (3,618)       1,752           -
Shares to be issued                                                                                  -          967           -
----------------------------------------------------------------------------------------------------------------------------------
Net movement in Ordinary shareholders' funds                                                  (104,102)      (4,498)    119,365
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds at 1 January                                                               140,945      145,443      26,078
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds at 31 December                                                              36,843      140,945     145,443
==================================================================================================================================


23       Minority Equity Interests
================================================================================
                                                           1999          1998
                                                       (pound) 000   (pound) 000
--------------------------------------------------------------------------------
Balance at 1 January                                       1,077          726
Profit attributed to the minorities                           50          356
Exchange adjustments                                          26           (5)
Arising from acquisitions during the year                   (610)           -
--------------------------------------------------------------------------------
Balance at 31 December                                       543        1,077
================================================================================

Annual Report 1999
Notes to the Financial Statements

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24       Commitments under Operating Leases and Finance Leases
================================================================================
As at 31 December 1999, the Group had annual commitments under non-cancellable operating leases as set out below:
--------------------------------------------------------------------------------
                                  1999         1999        1998          1998
                                Land and                 Land and
                               buildings       Other     buildings      Other
                              (pound) 000  (pound) 000  (pound) 000  (pound) 000
--------------------------------------------------------------------------------
Operating leases which expire:
Within 1 year                       31           -         1,138         220
In 2-5 years                     1,970          40         1,548          15
After 5 years                    3,700           -         1,694           -
--------------------------------------------------------------------------------
                                 5,701          40         4,380         235
================================================================================

The Group leases offices and operating facilities and certain equipment under a variety of operating and finance leases that expire at various dates through to 2008. Future minimum lease payments under operating and finance leases with initial or remaining non-cancellable terms of one or more years are as follows as at 31 December 1999:
--------------------------------------------------------------------------------
                                                        Operating      Finance
                                                          leases        leases
Year ending 31 December                                (pound) 000   (pound) 000
--------------------------------------------------------------------------------
2000                                                      11,547        2,066
2001                                                      11,920        1,983
2002                                                      11,440        1,974
2003                                                      11,124          423
2004                                                      10,494          169
2005-2008                                                 22,906            -
--------------------------------------------------------------------------------
Total minimum lease payments                              79,432        6,615
Less: amount representing interest                             -         (249)
--------------------------------------------------------------------------------
Net minimum lease payments                                79,432        6,366
================================================================================

Rent expense under operating leases was(pound)4,613,000 (see note 4), (pound)5,160,000, (pound)1,246,000 for the years ended 31 December 1999, 1998 and 1997 respectively.



25 Reconciliation of Operating Profit/(Loss) to Net Cash Inflow from Operating Activities

=======================================================================================
                                                      1999         1998         1997
                                                  (pound) 000  (pound) 000  (pound) 000
---------------------------------------------------------------------------------------
Operating profit/(loss)                               15,115       23,026    (22,307)
Less: Restructuring costs (see note 5)                    --        2,583     18,550
---------------------------------------------------------------------------------------
Operating profit/(loss) before restructuring costs    15,115       25,609     (3,757)
Depreciation charges                                   7,482        7,962      2,877
Amortisation of development costs                      9,334        7,699      3,558
Amortisation of goodwill                                 415           61         --
Loss/(profit) on sale of tangible fixed assets           631           17        (15)
Decrease in stocks                                       167           11          1
Decrease/(increase) in debtors                        10,305       (1,077)    (1,651)
(Decrease)/increase in creditors                      (7,607)         (13)     4,156
Exchange variances                                       401          786        (60)
Cash costs of restructuring                           (2,660)      (6,904)    (1,934)
---------------------------------------------------------------------------------------
Net cash inflow                                       33,583       34,151      3,175
=======================================================================================

Annual Report 1999
Notes to the Financial Statements

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63

26       Management of Liquid Resources

=======================================================================================================================
                                                                                      1999         1998         1997
                                                                                  (pound) 000  (pound) 000  (pound) 000
-----------------------------------------------------------------------------------------------------------------------
Net withdrawals from short-term deposits over three months not repayable on demand      -          620         6,000
Net payments into short-term deposits over three months not repayable on demand         -            -          (620)
-----------------------------------------------------------------------------------------------------------------------
Net cash inflow from management of liquid resources                                     -          620         5,380
=======================================================================================================================

Movements in all short-term deposits not repayable on demand are reported under the heading of management of liquid resources.


27       Analysis of Changes in Net (Debt)/Funds

==============================================================================================================================
                                                            Cash and       Debt due      Debt due
                                                 Bank          bank       within one    after one      Finance
                                   Cash        deposits      deposits        year          year         lease         Total
                               (pound) 000   (pound) 000   (pound) 000   (pound) 000   (pound) 000   (pound) 000   (pound) 000
------------------------------------------------------------------------------------------------------------------------------
At 1 January 1997                  2,038         6,000         8,038            --             --      (2,150)          5,888
Cash flows                        10,832        (5,380)        5,452        (2,831)      (151,241)      1,491        (147,129)
Exchange movements                   232            --           232           (89)        (4,565)         --          (4,422)
Other non-cash changes                --            --            --          (119)            --        (122)           (241)
------------------------------------------------------------------------------------------------------------------------------
At 1 January 1998                 13,102           620        13,722        (3,039)      (155,806)       (781)       (145,904)
Cash flows                        (8,551)         (620)       (9,171)        2,770          6,812         547             958
Exchange movements                   (57)           --           (57)           81          1,671          --           1,695
Other non-cash changes                --            --            --           (44)          (902)         --            (946)
Other movements                       --            --            --       (14,446)        14,446          --              --
------------------------------------------------------------------------------------------------------------------------------
At 1 January 1999                  4,494            --         4,494       (14,678)      (133,779)       (234)       (144,197)
Reclassification of loan from
         other creditors              --            --            --          (894)            --          --            (894)
Cash flows                         6,304            --         6,304         1,404         (6,933)     (2,533)         (1,758)
Exchange movements                  (277)           --          (277)         (465)        (4,515)         15          (5,242)
Other non-cash changes                --            --            --            --         (1,274)     (3,614)         (4,888)
Other movements                       --            --            --       (16,942)        16,942          --              --
------------------------------------------------------------------------------------------------------------------------------
At 31 December 1999               10,521            --        10,521       (31,575)      (129,559)     (6,366)       (156,979)
==============================================================================================================================

28       Major Non-Cash Transactions
================================================================================
The consideration for the purchase of the remaining 30% of the UK subsidiary Muscat Limited comprised shares. Further details of the acquisition are set out in Note 11.

29       Capital Commitments
================================================================================
Capital commitments as at 31 December 1999 were as follows:
--------------------------------------------------------------------------------
                                                           1999          1998
                                                       (pound) 000   (pound) 000
--------------------------------------------------------------------------------
Authorised and contracted for                               403          139
--------------------------------------------------------------------------------
Authorised but not contracted for                             -          344
================================================================================

Annual Report 1999
Notes to the Financial Statements

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30 Summary of differences between UK and US Generally Accepted Accounting Principles (GAAP)
================================================================================
Accounting principles
These consolidated financial statements have been prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. A description of the relevant accounting principles which differ materially is given below.

Turnover
It is the Company's policy to recognise online subscriptions in full when contractually due and invoiced and to provide in full for the cost of related service obligations. Under US GAAP, online subscription revenues are recognised rateably over the subscription term which is usually 12 months. No adjustment is required under US GAAP for the 'modular pricing' subscriptions since these subscriptions are recognised rateably over the subscription term.
         In 1999, the Company has recognised revenue in respect of technology sales and exclusive distribution rights when contractually due and invoiced. Under US GAAP, this revenue is deferred over the contract period of ten years.

Intangible fixed assets
It is the Company's policy to capitalise costs associated with the development of the host computer system and product development and amortise over a period of five and three years, respectively. Under US GAAP, costs associated with the host computer are expensed as incurred, as are product development costs incurred to establish technological feasibility. Statement of Financial Accounting Standards No. 86 requires that product development costs incurred subsequent to establishing technological feasibility up until the product's general release are capitalised; however in the Company's case the period between the establishment of technical feasibility, as evidenced by a product design and the completion and testing of a working model, and the product's release is short and the associated costs insignificant. Consequently, under US GAAP, no product development costs have been capitalised. Product development costs capitalised under UK GAAP include interest (note 6) which would not be capitalisable under US GAAP. These amounts are included in this adjustment.

Indexing costs
The Company's policy is to defer database indexing costs and amortise these costs on a straight line basis over two years. Under US GAAP, database indexing costs are expensed as incurred.

Deferred taxation
Under UK GAAP, deferred taxes are accounted for to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under US GAAP, deferred taxes are accounted for on all temporary differences and a valuation allowance is established to reduce deferred tax assets to the amount which 'more likely than not' will be realised in future tax returns. Deferred tax amounts also arise as a result of the other US GAAP adjustments.

The UK deferred tax liability can be reconciled as follows to the US GAAP net deferred tax asset:

----------------------------------------------------------------------------------------------------------
                                                         1999          1999          1998          1998
                                                     (pound) 000   (pound) 000   (pound) 000   (pound) 000
----------------------------------------------------------------------------------------------------------
UK liability                                                           (89)                        (128)
Liabilities not provided for under UK GAAP                          (2,704)                      (1,530)
----------------------------------------------------------------------------------------------------------
Full potential deferred tax liability under UK GAAP                 (2,793)                      (1,658)

Unprovided deferred tax asset on tax losses             18,594                       9,090

Tax effects of US GAAP adjustments:
Revenue recognition                                      5,695                       1,045
System and product development costs                     8,109                       8,804
Deferred indexing costs                                     89                         168
Acquisition accounting                                  31,819                      17,745
Sale and leaseback                                         298                           -
----------------------------------------------------------------------------------------------------------
Gross deferred tax asset in accordance with US GAAP                 64,604                       36,852
----------------------------------------------------------------------------------------------------------
Total net deferred tax asset under US GAAP                          61,811                       35,194
Deferred tax asset valuation allowance                             (61,811)                     (35,194)
----------------------------------------------------------------------------------------------------------
Net deferred tax asset in accordance with US GAAP                        -                            -
==========================================================================================================

Management believes that the available objective evidence creates sufficient uncertainty regarding realisability of these items so that a full valuation allowance has been recorded.

Annual Report 1999
Notes to the Financial Statements

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30 Summary of differences between UK and US Generally Accepted Accounting Principles (GAAP) continued
================================================================================
The US GAAP basis tax provision is comprised as follows:
--------------------------------------------------------------------------------
                                             1999          1998          1997
                                         (pound) 000   (pound) 000   (pound) 000
--------------------------------------------------------------------------------
Current:
UK corporation tax                           (65)            -             -
Non-UK tax                                 1,569           776           332
--------------------------------------------------------------------------------
                                           1,504           776           332
================================================================================

The US GAAP tax provision is reconciled to the benefit derived by applying the UK statutory rate to the US GAAP loss before tax as follows:
--------------------------------------------------------------------------------
                                             1999          1998          1997
                                         (pound) 000   (pound) 000   (pound) 000
--------------------------------------------------------------------------------
US GAAP amounts at UK statutory rate of
     30% (1998: 31%; 1997: 31.5%)          (18,166)      (10,223)       (7,877)
Disallowed expenditure                         989         1,306           304
Differential tax rates                       1,747        (3,277)            -
Change in valuation allowance               16,899        12,897         8,006
Other                                           35            73          (101)
--------------------------------------------------------------------------------
US GAAP tax provision                        1,504           776           332
================================================================================

Acquisition accounting
Under UK GAAP, the Company has written off purchased goodwill, defined as the excess of the acquisition price over the fair value of the net assets acquired, against reserves for all acquisitions made prior to 31 December 1997. For US GAAP purposes, the acquisition price is allocated to all tangible and intangible assets acquired based on their fair value, including in-process research and development. Amounts allocated to in-process research and development are then immediately expensed.
         Goodwill and other acquisition-related intangible assets are recognised on the balance sheet and amortised by charges against income over its estimated useful life, not to exceed 40 years.
         Under UK GAAP, for all acquisitions made since 1 January 1998, goodwill is capitalised and subsequently written off over its estimated useful life, which currently ranges from 10 to 20 years.
         The Group has accounted for its acquisition of KRII in accordance with FRS7, 'Fair values in acquisition accounting'. This standard sets out rules for accounting for acquisitions in consolidated financial statements and states that the fair value balance sheet of an acquired company cannot include provisions for integration and reorganisation costs set up by the acquiring company. Under US GAAP, certain integration and reorganisation costs may be considered liabilities assumed and included in the allocation of the acquisition cost.

Employee costs
During 1993, certain share allocations were made to certain of the Company's employees at par value which were below deemed market value. Under UK GAAP these share issues were recorded at their par value, whereas under US GAAP the difference between the par value and the deemed market value is considered to be employee compensation and expensed in total in the year.
         In addition, prior to December 1995, options were granted under the Sharesave Scheme at a 20% discount (15% with effect from December 1995 onwards) from the fair market value of the stock at the date of grant. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, the discount is considered to be employee compensation and is expensed over the five year savings period of the scheme.
         Under US GAAP, the Company applies Accounting Principle Board Opinion No. 25 'Accounting for Stock Issued to Employees' and related interpretations in accounting for its schemes. Had compensation expense for the Company's share option schemes been determined based upon the fair value at the grant date for awards under these schemes consistent with the methodology prescribed under SFAS No. 123 'Accounting for Stock-Based Compensation', the Company's US GAAP net loss and loss per share would have been increased in 1999 by (pound)1,615,000 and 1.1 pence per share (1998: (pound)995,000 and 0.7 pence per share; 1997:
(pound)369,000 and 0.2 pence per share).
         The fair value of the options granted has been estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0% (1998 and 1997: 0%), volatility of 79% (1998: 63%; 1997: 59%), risk-free investment rate of 5.5% (1998: 5.5%; 1997: 6.5%), assumed forfeiture rate of 0% (1998 and 1997: 0%) and an expected life of six years (1998 and 1997: six years). The average value of the options granted during 1999 is estimated as being 107 pence (1998: 113 pence; 1997: 119 pence) for each Ordinary share.

Annual Report 1999
Notes to the Financial Statements

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30 Summary of differences between UK and US Generally Accepted Accounting Principles (GAAP) continued
================================================================================
Investments in debt and equity securities Under UK GAAP, fixed asset investments are held at cost unless there is a permanent diminution in value where upon provision is made for such diminution through the profit and loss account. Under US GAAP, debt and equity investments that meet the definition of 'available-for-sale securities', as defined by Statement of Financial Accounting Standards No. 115 ('SFAS 115'), are held at their market value; unrealised holding gains and losses are excluded from earnings and reported as a net amount as a component of shareholders' equity until realised.

Consolidated statement of cash flows
The consolidated statement of cash flows prepared in accordance with FRS 1 (revised) presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.
         Under UK GAAP, cash flows are presented separately for trading activities, returns in investments and servicing of finance, taxation, capital expenditure and financial investment, acquisition and disposals, equity dividends paid, management of liquid resources and financing activities.
         Under US GAAP, however, only three categories of cash flow activity are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would be included under operating activities under US GAAP.
         Under US GAAP, cash and cash equivalents do not include overdrafts, but do include investments repayable within three months of maturity when acquired.

Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under US GAAP:

--------------------------------------------------------------------------------------------
                                                         1999          1998          1997
Year ended 31 December                               (pound) 000   (pound) 000   (pound) 000
--------------------------------------------------------------------------------------------
Net cash provided by/(used in) operating activities      3,746        5,240           (122)
Net cash used in investing activities                   (5,646)      (4,120)      (256,054)
Net cash provided by/(used in) financing activities      8,205       (9,671)       263,128
--------------------------------------------------------------------------------------------
Net (decrease)/increase in cash and cash equivalents     6,305       (8,551)         6,952
Cash and cash equivalents at beginning of period         4,494       13,722          6,538
Effect of foreign exchange rate changes                   (278)        (677)           232
--------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period              10,521        4,494         13,722
============================================================================================

Fair value of financial instruments
The carrying amounts and estimated fair values of the Group's financial instruments at 31 December 1999 and 1998 are as follows:

--------------------------------------------------------------------------------------
                                   Carrying        Fair        Carrying        Fair
                                    amount         value        amount        value
                                     1999          1999          1998          1998
                                 (pound) 000   (pound) 000   (pound) 000   (pound) 000
--------------------------------------------------------------------------------------
Cash and bank deposits              10,521        10,521         4,494        4,494
Senior Credit Facility             (55,424)      (55,424)      (46,052)     (46,052)
Senior Subordinated Notes         (111,663)      (53,598)     (108,186)    (104,399)
Obligations under finance leases    (6,366)       (6,366)         (234)        (234)
Interest rate cap agreement             --            30           148           34
--------------------------------------------------------------------------------------

The amounts in the table are stated gross of unamortised finance costs

         The carrying amounts of Senior Subordinated Notes were based on the quoted market prices for these instruments.
         The carrying amount of cash and bank deposits is a reasonable estimate of fair value.
         The Senior Credit Facility bears interest on a floating rate basis based on the current value of US Dollar LIBOR. Therefore the fair value of this instrument is considered to approximate its carrying amount.
         In the opinion of the Directors, the market value of the finance lease obligations approximates the carrying amount, having regard to the interest rates available to the Group for similar borrowings at the balance sheet date.
         The fair value of the interest rate cap agreement has been estimated upon the available market price for a similar instrument at 31 December 1999 and 1998.

Annual Report 1999
Notes to the Financial Statements

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30 Summary of differences between UK and US Generally Accepted Accounting Principles (GAAP) continued
================================================================================
Exceptional items
Under UK GAAP, certain exceptional items are shown separately on the face of the profit and loss account after operating profit and before interest. Under US GAAP, exceptional items should be included as a normal operating item so that operating profit/(loss) includes these costs. The adjustments to operating profit/(loss) under US GAAP can be reconciled as follows:

-----------------------------------------------------------------------------------------
                                                      1999          1998          1997
Year ended 31 December                            (pound) 000   (pound) 000   (pound) 000
-----------------------------------------------------------------------------------------
Operating profit/(loss) in accordance with UK GAAP   15,115        20,726       (22,307)
Reclassification of exceptional item                   (911)        2,069         4,035
-----------------------------------------------------------------------------------------
Operating profit/(loss) in accordance with US GAAP   14,204        22,795       (18,272)
=========================================================================================

Sale and leaseback transactions
Under UK GAAP, impairment of fixed assets is measured by comparing the carrying value of the fixed asset with its recoverable amount. The recoverable amount is the higher of the amounts that can be obtained from selling the fixed asset (net realisable value) or using the fixed asset (value in use). However, under US GAAP, when the fair value of assets subject to a sale and leaseback transaction is less than the book value, a loss needs to be recognised in the profit and loss account.

Recent accounting pronouncements
In December 1999, the United States Securities and Exchange Commission ("SEC") issued SAB 101, "Revenue Recognition", which summarises certain of the SEC staff views in applying generally accepted accounting principles to revenue recognition in financial statements. The SEC staff issued SAB 101B in June 2000. SAB 101B delays the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after 15 December 1999. The Company is currently in the process of determining what the impact of such adoption will have on these financial statements.
         On 19 May 1999, the Financial Accounting Standards Board decided to delay the effective date of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", to all fiscal quarters of all fiscal years beginning after 15 June 2000. SFAS 133 requires that all derivative financial instruments be recognised as either assets or liabilities on the balance sheet at their fair values and that accounting for the changes in their fair values is dependent upon the intended use of the derivatives and their resulting designations. The new standard will supersede or amend existing standards that deal with hedge accounting and derivatives. The Company has not determined the effect that adopting this standard will have on its financial statements.

The adjustments to net loss and shareholders' equity under US GAAP can be reconciled as follows:

--------------------------------------------------------------------------------------------
                                                         1999          1998          1997
Year ended 31 December                               (pound) 000   (pound) 000   (pound) 000
--------------------------------------------------------------------------------------------
Adjustments to net loss
Retained (deficit)/profit in accordance with UK GAAP    (5,385)        4,439       (20,744)

US GAAP adjustments:
Revenue recognition                                    (15,614)          667          (405)
System and product development costs:
-        capitalised during the year                   (12,734)      (11,762)       (3,964)
-        amortisation                                    9,391         8,308        11,548
Deferred indexing costs                                    245           312          (151)
Acquisition accounting                                 (36,963)      (36,037)      (14,606)
Fair value adjustments                                       -             -         3,029
Employee costs                                             (29)          (28)          (23)
Loss on sale and leaseback transaction                    (991)            -             -
Income taxes                                               (26)           (7)           (9)
--------------------------------------------------------------------------------------------
Net loss in accordance with US GAAP                    (62,106)      (34,108)      (25,325)
============================================================================================
Net loss per share in accordance with US GAAP (pence)    (40.9)       (22.65)       (25.06)
============================================================================================

Annual Report 1999
Notes to the Financial Statements

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30 Summary of differences between UK and US Generally Accepted Accounting Principles (GAAP) continued

============================================================================================================
                                                                         1999          1998          1997
                                                                     (pound) 000   (pound) 000   (pound) 000
------------------------------------------------------------------------------------------------------------
Adjustments to shareholders' equity
Ordinary shareholders' funds in accordance with UK GAAP                (102,838)     (94,818)      (91,681)

US GAAP adjustments:
Revenue recognition                                                     (18,984)      (3,370)       (4,037)
Capitalised system and product development costs net of amortisation    (27,030)     (23,154)      (21,624)
Deferred indexing costs                                                    (296)        (541)         (853)
Acquisition accounting                                                  163,449      194,242       221,540
Investment in available-for-sale securities                                   -            -          (681)
Loss on sale and leaseback transaction                                     (993)           -             -
Income taxes                                                                 89          120           119
------------------------------------------------------------------------------------------------------------
Shareholders' equity in accordance with US GAAP                          13,397       72,479       102,783
============================================================================================================

31       Subsequent events
================================================================================
Disposal of ISD
On 23 March 2000 the Company announced the restructuring of the Group through the proposed sale of the ISD to Thomson for $275 million in cash. In connection with this transaction, the Company launched a cash tender offer and consent solicitation on 24 March 2000 to the holders of its $180 million 11% Senior Subordinated Notes which was accepted by the bondholders on 20 April 2000. The proposals were approved by the Company's shareholders at an Extraordinary General Meeting held on 27 April 2000, and the transfer was completed on 4 May 2000.
         On completion of the sale, the Company and Thomson formed a strategic alliance, involving Thomson licensing and acting as reseller for the technologies of the Company and the Company acting as reseller of Thomson's content. The proceeds of the sale enabled the Group to repay in full all of its outstanding senior and high yield debt of approximately $275 million. As part of the transaction, Thomson agreed to subscribe for 9,297,290 new Ordinary shares in the Company at 170.5 pence per Ordinary share, for an aggregate cash consideration of (pound)15.9 million. Thomson's holding as a percentage of the issued share capital is shown on page 22 of this report.
         On completion of the sale, Jiyu Holdings, a private investment company unconnected to any of the Company's existing shareholders or investors, also agreed to subscribe for 7,038,123 new Ordinary shares at a subscription price of
170.5 pence per Ordinary share, for an aggregate cash consideration of (pound)12 million. Jiyu's holding as a percentage of the issued share capital is shown on page 22 of this report.
         During the first quarter of 2000, the Company provided (pound)106 million in respect of the loss on this disposal. The loss arises as a result of the reinstatement of goodwill previously written off to reserves upon the acquisition of KRII.
         As a result of the sale of the ISD to Thomson, Jason Molle, Ciaran Morton and Stephen Maller resigned as directors of the Company upon their transfer with the ISD to Thomson. Patrick Sommers also transferred to Thomson but remains a Non-Executive Director of the continuing Group. On completion of the sale, the Company paid Patrick Sommers a bonus of $1.5 million, half in cash and the remainder by the issue of 71,361 ADSs, equivalent to 285,444 Ordinary shares, credited as fully paid, at a price of 168 pence per share, such price being the average mid market closing price for the Ordinary shares during the period from 8 March 2000 to 7 April 2000. Patrick Sommers is restricted from disposing of the Ordinary shares for a period of 12 months from the date of issue. The Company also agreed to grant options to Patrick Sommers, in connection with the sale, to subscribe for an additional 71,361 ADSs, equivalent to 285,444 Ordinary shares at a strike price of 168 pence per share, which become exercisable 12 months after issue and expire 7 years after issue.

Deferred consideration
On 12 May 2000, the Company settled the first of two deferred consideration instalments relating to the acquisition of Write Works (see note 11). The total amount of consideration was (pound)1,673,000 being 91% of the maximum. This consideration was settled through a cash payment of (pound)1,260,000 and the issue of 420,508 new Ordinary shares at a price of 98.3 pence per share. This led to a write-off of goodwill arising on the acquisition of Write Works of (pound)152,000. Following this payment, the remaining deferred consideration instalment has a maximum potential value of (pound)1,990,000 and is dependent upon the achievement of an earnings target during the year ended 31 December 2000. Payment of the final instalment is due in March 2001.

Annual Report 1999
Notes to the Financial Statements

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31       Subsequent events continued
================================================================================
Significant acquisition
On 30 May 2000, the Company announced that it had agreed to acquire key eCommerce technology assets and associated intellectual property rights of boo.com, from KPMG, the company's provisional liquidators for (pound)250,000. The Company has subsequently negotiated with several of boo.com's lessors to acquire computer hardware and office equipment for a sum of approximately (pound)1.2 million. It is the Company's intention to incorporate these technology assets into Sparza, the Company's existing eCommerce technology business to provide a business to consumer element to complement Sparza's existing business to business software solution.

32       Contingent Liabilities
================================================================================
On 22 October 1997, immediately prior to the Company's acquisition of KRII, a class action was instituted against KRII and its subsidiary, The UnCover Company, in the United States District Court for the Northern District of California. The class action was instituted by Joan Ryan, Jim Tunney, Arlie Russell Hochschild, Lyn Hejinian and Ronald Silliman, all individuals, and on behalf of all those similarly situated against CARL Corporation, a Colorado corporation, individually and doing business as The UnCover Company, and The UnCover Company, a Colorado corporation, The Uncover Company, a partnership and KRII, a California corporation.
         Plaintiffs are the authors of certain written material which was being distributed by defendants pursuant to licenses obtained from the publishers of such material. Plaintiffs alleged copyright infringement on the theory that Plaintiffs (as authors of the written material in question) are the rightful owners of the copyright and therefore the only party with the right to license the distribution rights to the material. Plaintiffs sought unspecified statutory damages.
         The Company sold The UnCover Company in 1998 and has agreed to settlement terms with the representative plaintiffs. The settlement must be submitted to class members for objection and must ultimately be approved by the trial court. Under the terms of the settlement, the Company's monetary contribution will not be material. If the settlement is not approved, continued litigation could result in a judgment that would have a material adverse effect on the Company. The Company believes that its ultimate exposure in this matter could be reduced as a result of indemnity and insurance claims it has against third parties.
         The Company and its subsidiaries are also parties to legal proceedings that are considered to be ordinary routine litigation incidental to their business and not material to the Group's financial position.

33       FinanciaI Instruments
================================================================================
The Group's principal financial instruments comprise a Senior Credit Facility, incorporating a bank overdraft (see note 16), Senior Subordinated high-yield notes (see note 16), finance leases (see note 24) and cash and short-term deposits. The main purpose of the Senior Credit Facility and high yield notes was to finance the acquisition of KRII. Finance leases are used to finance major asset purchases. The group has various other financial instruments, such as trade debtors and trade creditors, that arise directly from its operations.
         The Group is exposed to a number of different market risks including interest rates and foreign currency rates. The Board reviews and agrees policies managing each of the risks. The key risks are:

Interest rate risk
The Group borrows in appropriate currencies at both fixed and floating rates of interest and uses interest rate cap agreements to generate an appropriate interest profile and to manage the Group's exposure to interest fluctuations.

Foreign currency risk
The Group mitigates the effect of foreign currency exposure by arranging to match assets owned in foreign countries with borrowings in that same currency.

Credit risk
The Group's policy is to place its cash and investments with high-quality financial institutions in order to limit the amount of credit exposure. The Group performs ongoing evaluations of its customers' financial condition and maintains provisions against potential credit losses. Such losses in the aggregate, have not exceeded management expectations. Financial instruments which expose the Group to credit risk are cash, investments and trade debtors, which generally are not collateralised.

Annual Report 1999
Notes to the Financial Statements

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33       Financial Instruments continued
================================================================================
Liquidity risk
The Group maintains a balance between continuity of funding and flexibility through the use of borrowings with a range of maturities. Short-term flexibility is achieved by overdraft facilities.

Short-term debtors and creditors have been excluded from this note as permitted under FRS 13.

As permitted by FRS 13, comparative figures have not been provided.

Interest rate risk profile of financial liabilities
The interest rate risk profile of financial liabilities of the Group at 31 December 1999 was as follows:

--------------------------------------------------------------------------------
                                         Fixed rate   Floating rate
                                          financial     financial
                                         liabilities   liabilities      Total
Currency                                 (pound) 000   (pound) 000   (pound) 000
--------------------------------------------------------------------------------
US Dollar                                  114,550        52,910       167,460
Euro related                                    47             -            47
--------------------------------------------------------------------------------
Total                                      114,597        52,910       167,507
================================================================================

--------------------------------------------------------------------------------
                                                Fixed rate financial liabilities
--------------------------------------------------------------------------------
                                                                     Weighted
                                                      Weighted    average period
                                                       average   for which rates
                                                   interest rate    are fixed
Currency                                                  %           Years
--------------------------------------------------------------------------------
US Dollar                                               11.0           6.7
Euro related                                            11.4           1.7
--------------------------------------------------------------------------------
Average                                                 11.0           6.7
================================================================================
The floating rate financial liabilities principally comprise the US Dollar denominated Senior Credit Facility (including overdraft) bearing interest at rates from 2.25 to 4.5 percentage points above US Dollar LIBOR (see note 16).

Interest rate risk of financial assets
The interest rate risk of financial assets of the Group at 31 December 1999 was as follows:
--------------------------------------------------------------------------------
                                                                     Cash and
                                                                   bank deposits
Currency                                                            (pound) 000
--------------------------------------------------------------------------------
Sterling                                                                4,404
Euro related                                                              797
US Dollar                                                               5,055
Other                                                                     265
--------------------------------------------------------------------------------
Total                                                                  10,521
================================================================================
At 31 December 1999, no interest was paid on any of the Group's cash balances.

Currency exposures
At 31 December 1999, the Group bears a translation exposure only on the balance of its US denominated debt. Subsequent to the year end, these balances have been repaid in full (see note 31).

Maturity of financial liabilities
The maturity profile of the Group's financial liabilities at 31 December 1999 is shown in note 16 to the financial statements.

Fair values of financial assets and financial liabilities
A comparison by category of book values and fair values of all the Group's financial assets and financial liabilities at 31 December 1999 is shown in note 30 to the financial statements.

Annual Report 1999

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Shareholder Information
Nature of Trading Market
The Company's Ordinary shares are traded on the London Stock Exchange, under the symbol "BSN" (formerly "DLG") and American Depositary Shares ("ADSs"), each representing four Ordinary shares, are listed for trading in the NASDAQ National Market System under the symbol, "BSTN" (formerly "DIAL"). The ADSs are evidenced by ADRs issued by The Bank of New York, as Depositary, under a Deposit Agreement dated as of 21 November 1995 among M.A.I.D, the Depositary and the holders from time to time of ADRs. The ADSs are registered under the Securities Exchange Act of 1934, as amended.
         The following tables set forth, for the periods indicated, (1) the reported high and low closing sale prices for the Ordinary shares based on the Daily Official List of the London Stock Exchange and (2) the reported high and low closing sale prices of the ADSs on NASDAQ since the commencement of trading of the ADSs on 22 November 1995. The tables do not reflect trading after the official close of the London Stock Exchange and NASDAQ for which no official quotations exist.

--------------------------------------------------------------------------------
                            The London Stock Exchange          NASDAQ
                                 Pounds Per Share       U.S. Dollars per ADS
--------------------------------------------------------------------------------
                                  High    Low               High    Low
--------------------------------------------------------------------------------
2000
2nd Quarter                       1.44    0.59           8-15/16   3-3/4
1st Quarter                       2.33    0.90                15   5-3/4
--------------------------------------------------------------------------------
1999
4th Quarter                       1.06    0.63             6-7/8       4
3rd Quarter                       0.95    0.61           51-5/16   3-1/2
2nd Quarter                       1.48    0.85             9-3/4   5-3/8
1st Quarter                       1.22    0.57            8-1/16    41/4
--------------------------------------------------------------------------------
1998
4th Quarter                       1.83    0.47            12-1/8       3
3rd Quarter                       2.36    1.48            16-1/4   9-5/8
2nd Quarter                       1.95    1.41                14   9-1/8
1st Quarter                       1.88    1.32           12-5/16   8-7/8
--------------------------------------------------------------------------------
1997
4th Quarter                       2.37    1.39                14   8-3/4
3rd Quarter                       2.37    1.52            15-1/8  10-1/4
2nd Quarter                       2.46    1.50            16-3/8  10-1/4
1st Quarter                       2.05    1.50            13-3/8      10
--------------------------------------------------------------------------------
1996
4th Quarter                       3.14    1.86            20-3/8  12-1/2
3rd Quarter                       3.28    2.59            20-1/2  15-3/4
2nd Quarter                       3.41    1.96            20-1/2  11-3/4
1st Quarter                       2.49    1.53            14-7/8   9-3/8
--------------------------------------------------------------------------------
1995
4th Quarter                       3.54    2.13            18-1/4* 13-1/8*
3rd Quarter                       2.56    0.82               --       --
2nd Quarter                       0.90    0.77               --       --
1st Quarter                       0.85    0.63               --       --
--------------------------------------------------------------------------------
1994
4th Quarter                       0.71    0.45               --       --
3rd Quarter                       0.81    0.46               --       --
2nd Quarter                       0.87    0.43               --       --
1st Quarter                       1.10**  0.87**             --       --
--------------------------------------------------------------------------------
On 30 June 2000, the closing market price of the Company's Ordinary shares was (pound)0.825 per share and the ADS price was $5-3/16 per ADS. On such date, 992,508 Ordinary shares and ADRs evidencing 2,647,745 ADSs (representing 10,590,980 Ordinary shares) were held of record in the US. These Ordinary shares and ADRs were held by 31 record holders and 39 record holders, respectively, and represented 0.575% and evidenced ADSs representing 6.136% respectively, of the total number of Ordinary shares outstanding. Since certain of these Ordinary shares and ADRs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

 *(from 22 November)
**(from 25 March)

Annual Report 1999
Shareholder Information

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Exchange Controls and Other Limitations Affecting Security Holders
There are currently no United Kingdom foreign exchange control restrictions on remittances of dividends on Ordinary shares or on the conduct of the Group's operations.
         Under English Law and the Company's Memorandum and Articles of Association, persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer their Ordinary shares in the same manner as United Kingdom residents or nationals.

Taxation
The following is a summary of certain US Federal income and UK tax consequences generally applicable to ownership by a beneficial owner of ADSs representing Ordinary shares and of Ordinary shares not in ADS form that is not resident in the United Kingdom and is (i) a citizen or resident of the United States, (ii) a corporation created or organised in the United States or under the laws of the United States or of any state, or (iii) an estate or trust, the income of which is included in gross income for United States federal income tax purposes regardless of its source ("US Holder") for the purpose of the current double taxation convention between the United States and the United Kingdom (the "Convention"). The summary is based on tax laws in effect in the United Kingdom, the provisions of the US Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed US Treasury regulations under the Code and the administrative and judicial interpretations thereof, and the Convention, all as in effect as of the date of this report, and all of which are subject to change (possibly on a retroactive basis) and to differing interpretations. There can be no assurance that the taxing authority of the United Kingdom or the US Internal Revenue Service (the "IRS") will not take a contrary view, and no ruling from such taxing authorities has been or will be sought.
         This summary assumes a US holder holds ADSs as a capital asset, and elects to credit, rather than deduct, foreign income taxes against the US tax liability.
         The following discussion does not consider all aspects of United States Federal income taxation that may be relevant to holders in light of their personal circumstances. Further, it does not consider holders in special tax situations, (including dealers in securities, financial institutions, insurance companies, tax exempt organisations, holders of securities held as part of a "straddle", "hedge" or "conversion transaction" with other investments, US holders liable to Alternative Minimum Tax, US holders who are domestic corporations and actually or constructively own 10% or more of the voting shares of the Company, or situations in which the "functional currency" within the meaning of Section 985(b) of the Code of an investor is not the US dollar). This summary also does not discuss the source of gain or loss from the disposition of ADSs for purposes of foreign tax credit limitations. The following summary does not discuss the United States estate or gift tax consequences or state and local tax consequences of holding or disposing of ADSs representing Ordinary shares or Ordinary shares not in ADS form, or tax consequences in countries other than the United Kingdom or the United States. This summary does not address aspects of US taxation other than US Federal income taxation that may be relevant to a US holder, such as state and local taxation. Holders of ADSs should consult their own tax advisers as to the particular tax consequences to them of ownership of the ADSs or the Ordinary shares.
         For the purposes of the Convention and the Code, beneficial owners of ADSs who are US persons will be treated as the beneficial owners of the underlying Ordinary shares represented by the ADSs evidenced by the ADRs.


Taxation of Dividends Under UK Law and Refunds of Tax Credits
The Company does not expect to pay dividends for the foreseeable future.
         Should the Company begin paying dividends, under current UK taxation legislation, no tax will be withheld from dividend payments by the Company. It should be noted that, due to a change in UK tax legislation, dividends paid after 5 April 1999 no longer carry a requirement to account for advance corporation tax.
         There is a tax credit in respect of any dividend paid by the Company at a rate of 10% of the sum of the dividend and the tax credit on it (equivalent to 11.11% of the cash dividend).
         US residents may in certain circumstances be able to recover part of the tax credit ("tax credit refund") under The Convention, as follows:
(a) Under the Convention, a US Holder which is a US corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, at least 10% of the voting shares of the Company, and whose holding is not effectively connected with a permanent establishment in the UK through which it carries on business, will generally be entitled to receive a tax credit refund equal to one half of the tax credit to which a UK resident individual would be entitled, subject to a withholding tax equal to 5% of the aggregate of the dividend and the refunded half of the tax credit. Thus on a dividend of (pound)100 (chosen for illustrative purposes only), the US Holder will be entitled to receive a tax credit refund of (pound)0.28. The procedure for obtaining the repayment will be by completion of "US Corporation Credit" Form
(FD13).
(b) Under the Convention, a US Holder who is an individual or corporation (other than a corporation falling within paragraph (a) above) will generally not be entitled to receive a tax credit refund.
         Special rules also apply to a US Holder which is a US corporation and
(a) is a resident of the UK, or (b) at least 25% of the capital of which is held, directly or indirectly, by persons that are not individual residents or citizens of the United States, and (i) which has imposed on it by the United States in respect of a dividend a tax substantially less than the tax generally imposed

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by the United States on corporate profits, or (ii) which receives more than 80% of its gross income from sources outside the United States as determined in accordance with the Convention. Additional special rules apply if the US Holder is exempt from US Federal income tax on the dividend received or if the US Holder owns 10% or more of the class of shares in respect of which the dividend is paid. All such US Holders should consult their own tax advisors with respect to such rules.
         Under Section 812 of the Income and Corporation Taxes Act of 1988, the UK Treasury has power to deny the payment of tax credit refunds under the UK's income tax conventions to certain corporations if they or an associated company (as described in Section 812) have qualifying presence in a state which operates a unitary system of corporation taxation. These provisions come into force only if the UK Treasury so determines by statutory instrument. No determination has been made to date.

UK Taxation of Capital Gains
All US Holders, who are not resident or ordinarily resident in the United Kingdom for UK tax purposes, provided that they have not recently left the UK and intend to return within five years of departure and that they were not resident in the UK for four out of the seven years prior to their departure from the UK, will not be liable for UK tax on capital gains realised on the disposal of their ADSs or Ordinary shares unless the ADSs or Ordinary shares are held in connection with a trade, profession or vocation carried on in the United Kingdom through a UK branch or agency. Generally, gains realised in the course of dealing in securities will be regarded as arising in the course of carrying on a trade. In this case, a different UK treatment applies.

US Federal Income Taxation of Dividends
The gross amount of any dividend paid to a US Holder (that is, the amount of the dividend plus the related tax credit and before reduction for withholding tax) will be included in gross income and treated as foreign source dividend income of such US Holder for US Federal income tax purposes. For US Federal income tax purposes, a distribution will constitute a dividend only to the extent paid out of current or accumulated earnings and profits of the Company (as determined for US Federal income tax purposes). The dividend will not be eligible for the dividends received deduction allowed to US corporations. The amount includable in income will be the US Dollar value of the payment (as of the time of payment) regardless of whether the payment is in fact converted into US Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date of the dividend payment to the date such dividend payment is converted into US Dollars will be treated as ordinary income or loss. Subject to certain limitations, the applicable UK withholding tax will be treated as a foreign tax eligible for credit against the US Holder's Federal income tax. Special rules apply for purposes of determining the foreign tax credit available to a US corporation which controls 10% or more of the voting shares of the Company.

US Federal Income Taxation of Gains from Sale
A US Holder will, upon the sale or exchange of an ADS or an Ordinary share, recognise the gain or loss for US Federal income tax purposes in an amount equal to the difference between the amount realised (or the US dollar value of the consideration received determined at the spot rate on the date of disposition if the amount realised is denominated in a foreign currency) and the US Holder's tax basis (determined in US Dollars) in the ADS or the Ordinary share. Except as described below under "US, Passive Foreign Investment Company Status", the gain or loss will be a capital gain or loss if the ADS or the Ordinary share was a capital asset in the hands of the US Holder and will be long-term if the ADS or the Ordinary share was held for more than 12 months. Special rules apply to US persons holding 10% or more of the stock, if the company is a Controlled Foreign Corporation.
         If a US Holder receives any foreign currency on the sale of ADSs or Ordinary shares, the US Holder may recognise an ordinary gain or loss as a result of currency fluctuations between the date of the sale and the date the sale proceeds are converted into US Dollars.
         Neither the surrender of ADSs in exchange for the deposited Ordinary shares represented by the surrendered ADSs nor the deposit of Ordinary shares for ADSs representing the Ordinary shares will be a taxable event for purposes of US Federal income tax, UK income and corporation tax or UK capital gains tax. Accordingly, US Holders will not recognise any gain or loss upon the surrender of ADSs for Ordinary shares or the deposit of Ordinary shares for ADSs. See "UK Stamp Duty and Stamp Duty Reserve Tax".

US Passive Foreign Investment Company Status
Because the Company will receive interest income and may receive royalties and other passive types of income, the Company may be, or may in the future become, a Passive Foreign Investment Company ("PFIC") for US Federal income tax purposes. The Company will be a PFIC if either 75% or more of its gross income in a tax year is passive income or the average percentage of its assets (by value or, if the PFIC elects, the adjusted tax basis) which produce or are held for the production of passive income is at least 50%. The Company will monitor its status and will, promptly following the end of any taxable year for which it determines it was a PFIC, notify US Holders of such status.

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If the Company is a PFIC, the direct and certain indirect US Holders must either
(i) elect to report currently their pro rata share of the Company's ordinary earnings and net capital gain even if they do not receive distributions from the Company (the "qualified election"), or (ii) upon disposition of the Ordinary shares or ADSs or receipt of an "excess distribution" (as defined in the Code), be subject generally to tax as if the gain or distribution were ordinary income earned rateably over the period in which the Ordinary shares or ADSs were held (including payment of an interest charge on the deferred tax) and face other adverse tax consequences.
         The qualified election is made on a shareholder-by-shareholder basis. Each shareholder should consult with its own tax adviser to decide whether to make the qualified election. This election is made by attaching the shareholder election statement, the PFIC annual information statement and Form 8621 to such shareholder's timely filed income tax return with a copy of the shareholder election statement being sent to the Internal Revenue Service Center, P.O. Box 21086, Philadelphia, Pennsylvania 19114. If the Company is (or under the circumstances described above, was) a PFIC, copies of the Form 8621 must also be filed every year, both with such shareholder's tax return and with the Internal Revenue Service Center in Philadelphia, whether or not the qualified election is made.
         A shareholder may recognise foreign currency gain or loss, if any, with respect to income included if the "qualified election" is made at the time it received an actual distribution form the Company.
         If the Company is a US controlled foreign corporation (see below), the PFIC rules only apply for any shareholder who owns less than 10% of the voting stock of the Company.

US Controlled Foreign Corporations
If a US Holder owns 10% or more of a "controlled foreign corporation" (i.e., a foreign corporation more than 50% of the vote or value of which is held (directly, indirectly or constructively) by "United States Shareholders" as defined in Section 951(b) of the Code and hereinafter referred to as a "US Shareholder" and such controlled foreign corporation has certain types of earnings or "United States property" (as defined in Section 956(c) of the Code) then US Shareholders may have to include certain amounts in their gross income, irrespective of whether the controlled foreign corporation has made distributions. Further, US persons who directly, indirectly or constructively own at least 10%, or have acquired at least 5% in the year, of the voting shares of a non-US corporation may be required to file Form 5471 with the IRS.

US Foreign Personal Holding Company
If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company". In that event, US Holders that hold shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

US Foreign Investment Company
If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realised by a US Holder selling or exchanging shares of the Company to be treated as ordinary income rather than capital gain.

Backup Withholding and Information Reporting
In general, information reporting requirements will apply to dividend payments (or other taxable distribution) in respect of ADSs made within the US to a non-corporate US person, and "backup withholding" at a rate of 31% will apply to such payments if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by US law and applicable regulations, if there has been notification from the Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its federal income tax returns or, in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not US persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Services Forms W-8 BEN or W-9. The term "US person" means a citizen or resident of the US, a domestic partnership, a domestic corporation, and any estate or trust (other than a foreign estate or trust).
         In general, payment of the proceeds from the sale of ADSs to or through a US office of a broker is subject to both US backup withholding and information reporting unless the holder or beneficial owner certifies its non-US status under penalties of perjury or otherwise establishes an exemption. US information reporting and backup withholding generally will not apply to a payment made outside the US of the proceeds of a sale of ADSs through an office outside the US of a non-US broker. However, US information reporting requirements (but not backup withholding) will apply to a payment made outside

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the US of the proceeds of a sale of ADSs through an office outside the US of a broker that is a US person, that derives 50% or more of its gross income for a specified three year period from the conduct of a trade or business in the US, or that is a "controlled foreign corporation" as to the US, unless the broker has documentary evidence in its files that the holder or beneficial owner is a non-US person or the holder or beneficial owner otherwise establishes an exemption.
         Amounts withheld under the backup withholding rules may be credited against a holder's tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the US Internal Revenue Service.

UK Estate and Gift Tax
UK Inheritance ("IHT") is a tax levied at death on the value of an individual's estate at death. IHT is also levied in respect of any gifts made within seven years before an individual's death. It may also apply to certain lifetime transfers or to property comprised in a trust or settlement. An American domiciliary need only be concerned about liability for IHT to the extent he is or is deemed to be also a UK domiciliary (or was a UK domiciliary at the time he created any trust or settlement) or otherwise to the limited extent of his UK assets. Under the Convention between the US and the UK relating to estate and gift taxes, ADSs or Ordinary shares held by an individual who is domiciled for the purpose of the Convention in the United States and is not for the purposes of the Convention a national of the United Kingdom will not, provided any applicable US tax is paid, be subject to IHT on the individual's death or on a gift of the ADSs or the Ordinary shares within seven years of his death unless the ADSs or the Ordinary shares form part of the business property of a permanent establishment of the individual in the United Kingdom or, in the case of a holder who performed independent personal services, pertain to a fixed base in the United Kingdom used for the performance of independent personal services. In the exceptional case where the ADSs or Ordinary shares are subject both to IHT and to US Federal gift or estate tax, the Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set forth in the Convention.

UK Stamp Duty and Stamp Duty Reserve Tax
UK stamp duty is payable in respect of certain documents and UK Stamp Duty Reserve Tax ("SDRT") is imposed in respect of certain transactions in securities. Transfers of the Ordinary shares will be subject to ad valorem stamp duty at the rate of (pound)0.50 per (pound)100 (or part of (pound)100) of the full consideration given irrespective of the identity of the parties to the transfer and the place of execution of any instrument of transfer.
         There is generally no ad valorem stamp duty on a gift or on an instrument of transfer which is neither a sale nor made in contemplation of sale. In those cases, the instrument of transfer will either be exempt from stamp duty or a fixed stamp duty of (pound)0.50 ((pound)5.00 on or after 1 October 1999) per instrument of transfer will be payable.
         An agreement to transfer the Ordinary shares or any interest therein (but not an agreement to transfer an interest in an ADS) for money or money's worth will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration given. The charge will generally not arise, however, if an instrument transferring the Ordinary shares is executed in pursuance of the agreement and is duly stamped.
         Charges to stamp duty at the rate of (pound)1.50 per (pound)100 (or part of (pound)100) or SDRT at the rate of 1.5% of the transfer price or value or of the issue price will generally arise on the transfer or issue of Ordinary shares to, or a deposit of Ordinary shares with, the Depositary or certain persons providing clearance services (or their nominees or agents). In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary on deposits of the Ordinary shares will be charged by the Depositary to the party to whom ADRs are delivered against the deposits.
         No UK stamp duty will be payable on the transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS, so long as the instrument of transfer and/or written agreement to transfer remains at all times outside the UK, and so long as any instrument of transfer an/or written agreement to transfer is not executed in the UK and the transfer does not relate to any matter or thing done or to be done in the UK. In any other case, the transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS could, depending on all the circumstances of the transfer, give rise to a charge to ad valorem stamp duty. The current rate of ad valorem stamp duty on a transfer of stock or marketable securities, which would include the Ordinary shares and ADSs, is (pound)0.50 per (pound)100 (or part of (pound)100) of the value of the consideration (a transfer in contemplation of sale being stampable by reference to the value of the property transferred).
         A transfer of Ordinary shares underlying ADSs by the Depositary at the direction of the ADS seller directly to a purchaser may give rise to a liability to ad valorem stamp duty. A transfer of Ordinary shares from the Depositary to a US Holder or registered holder of an ADS upon cancellation of the ADS is subject to a fixed UK stamp duty of (pound)0.50 ((pound)5.00 on or after 1 October 1999) per instrument of transfer.

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Selected Financial Data

Consolidated Statements of Income Data In thousands, except for per Share and per ADS Data

==============================================================================================================================
Amounts in accordance with UK GAAP:
------------------------------------------------------------------------------------------------------------------------------
                                                               1995         1996          1997          1998           1999
Year ended 31 December                                     (pound) 000  (pound) 000   (pound) 000   (pound) 000    (pound) 000
------------------------------------------------------------------------------------------------------------------------------
Revenues                                                      13,642      21,443         46,082        170,762       174,452
Cost of Sales                                                 (5,231)     (7,237)       (17,166)       (71,618)      (68,174)
------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                   8,411      14,206         28,916         99,144       106,278
Selling and marketing expenses                                (6,063)     (9,933)       (17,013)       (21,560)      (22,118)
General and administrative expenses                           (5,742)     (9,975)       (22,662)       (46,798)      (54,677)
Amortisation of development costs                               (744)     (2,170)       (11,548)        (7,760)       (9,749)
Amounts written off investments                                   --          --             --         (2,300)       (4,619)
------------------------------------------------------------------------------------------------------------------------------

(Loss)/income from operations                                 (4,138)     (7,872)       (22,307)        20,726        15,115
Exceptional item
- provision for closure of business                               --          --             --             --          (911)
- gain on sale of fixed asset investment                          --          --          4,035          2,069            --
Interest Income                                                  388       1,027            338            205           305
Interest Expense                                                (295)       (189)        (2,498)       (17,436)
------------------------------------------------------------------------------------------------------------------------------

(Loss)/income before benefit/(provision) for income taxes     (4,045)     (7,034)         5,564         (3,857)      (3,857)
Benefit/(provision) for income taxes                             416        (164)          (323)          (769)       (1,478)
------------------------------------------------------------------------------------------------------------------------------
                                                              (3,629)     (7,198)       (20,755)         4,795        (5,335)
------------------------------------------------------------------------------------------------------------------------------

Minority equity interest                                          (5)        (28)            11           (356)          (50)
Net (loss)/income                                             (3,634)     (7,226)       (20,744)         4,439        (5,385)
------------------------------------------------------------------------------------------------------------------------------
Net (loss)/income per share                                   (0.044)     (0.078)        (0.205)         0.029        (0.035)
------------------------------------------------------------------------------------------------------------------------------
Shares used to compute net (loss)/income per share            82,183      92,364        101,077        150,579       151,929

Equivalent net (loss)/income per ADS                          (0.177)     (0.313)        (0.821)         0.118        (0.142)
==============================================================================================================================

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Consolidated Balance Sheets Data Amounts in accordance with UK GAAP:

==================================================================================================
                                      1995          1996          1997          1998          1999
Year ended 31 December         (pound) 000   (pound) 000   (pound) 000   (pound) 000   (pound) 000
--------------------------------------------------------------------------------------------------
Working capital                   21,313        9,581         19,957       (10,357)      (24,303)
Total assets                      39,035       33,705        124,510       109,542       108,079
Long-term liabilities              1,742          938        170,264       144,438       138,800
Ordinary shareholders' equity     31,659       26,037        (90,955)      (93,741)     (102,295)
==================================================================================================

Dividends
The Company has never declared or paid any cash dividends on its Ordinary shares. Any payment of dividends would be subject, under English law, to the Companies Act 1985, which requires that all dividends must be approved by the Company's Board of Directors and, in some cases, the shareholders, and may only be paid from the Company's distributable profits and only to the extent that the Company has retained earnings, both determined on an unconsolidated basis.

Exchange Rates
The following table sets forth, for the period and dates indicated, the average, high, low and end of period Midmarket Rates for Pounds Sterling expressed in US Dollars per Pound Sterling. These translations should not be construed as a representation that the Pounds Sterling amounts actually represent such Dollar amounts or could be converted into Dollars at such rates. Such rates are not used by the Company in the preparation of its Financial Statements included elsewhere herein.
--------------------------------------------------------------------------------
                                        Average(1)   High      Low   Period end
Year ended 31 December                      $          $        $        $
--------------------------------------------------------------------------------
1995                                      1.578      1.641    1.527    1.553
1996                                      1.562      1.711    1.497    1.711
1997                                      1.634      1.711    1.578    1.645
1998                                      1.658      1.719    1.615    1.664
1999                                      1.614      1.679    1.547    1.612
2000                                      1.570      1.657    1.466    1.518(2)
================================================================================

(1) Represents the average of the Midmarket Rates on the last day of each month during the relevant period.
(2)  On 30 June 2000 the Midmarket Rate was $1.518 to(pound)1.00.

Fluctuations in the exchange rate between the Pound Sterling and the US Dollar will affect the US Dollar amounts received by holders of the ADSs upon conversion by the Depositary of cash dividends paid in Pounds Sterling on the Ordinary shares represented by the ADSs in the event of dividends being declared and may affect the relative market prices of the ADSs in the US and the Ordinary shares in the UK
         The Company does not believe that changes in the exchange rates have had a material effect on operating results from international operations. However, management anticipates that the continued strength of Sterling in the first quarter of 2000 will have an adverse impact on future reported revenues.

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Five Year Financial Summary

====================================================================================================================================
                                                               Restruc-                                   Restruc-
                                                                turing                                     turing
                                                   Total       costs and      Total         Total         costs and       Total
                                                   before        other        after         before          other         after
                                               restructuring  exceptional  restructuring  restructuring  exceptional   restructuring
                                                    costs         items       costs          costs         items         costs
                                        1999        1998          1998        1998            1997          1997          1997
                                    (pound) 000 (pound) 000   (pound) 000  (pound) 000     (pound) 000   (pound) 000   (pound) 000
------------------------------------------------------------------------------------------------------------------------------------
Turnover                              174,452     170,762            -      170,762          46,082             -        46,082
Cost of sales                         (68,174)    (71,618)           -      (71,618)        (17,166)            -       (17,166)
------------------------------------------------------------------------------------------------------------------------------------
Gross Profit                          106,278      99,144            -       99,144          28,916             -        28,916
Distribution costs                    (22,118)    (21,605)          45      (21,560)        (15,700)       (1,313)      (17,013)
Administrative expenses               (54,677)    (44,170)      (2,628)     (46,798)        (13,415)       (9,247)      (22,662)
Amortisation of
         development costs             (9,749)     (7,760)           -       (7,760)         (3,558)       (7,990)      (11,548)
Amounts written off investments        (4,619)          -       (2,300)      (2,300)              -             -             -
------------------------------------------------------------------------------------------------------------------------------------
Operating Profit/(Loss)                15,115      25,609       (4,883)      20,726          (3,757)      (18,550)      (22,307)
Exceptional item
- provision for closure of business      (911)          -            -            -               -             -             -
- gain on sale of fixed asset
         investment                         -           -        2,069        2,069               -         4,035         4,035
Interest receivable                       305         205            -          205             338             -           338
Interest payable and
         similar charges              (18,366)    (17,436)           -      (17,436)         (2,498)            -        (2,498)
------------------------------------------------------------------------------------------------------------------------------------
(Loss)/Profit on Ordinary
         Activities before taxation    (3,857)      8,378       (2,814)       5,564          (5,917)      (14,515)      (20,432)
Taxation on (loss)/profit on
         ordinary activities           (1,478)       (769)           -         (769)           (323)            -          (323)
------------------------------------------------------------------------------------------------------------------------------------
(Loss)/Profit on Ordinary
         Activities after taxation     (5,335)      7,609       (2,814)       4,795          (6,240)      (14,515)      (20,755)
Minority equity interests                 (50)       (356)           -         (356)             11             -            11
------------------------------------------------------------------------------------------------------------------------------------
Retained (Deficit)/Profit              (5,385)      7,253       (2,814)       4,439          (6,229)      (14,515)      (20,744)
====================================================================================================================================
(Loss)/Earnings per share (pence)        (3.5)        4.8            -          2.9           (6.2)             -         (20.5)
====================================================================================================================================


=============================================================
                                        1996          1995
                                    (pound) 000   (pound) 000
-------------------------------------------------------------
Turnover                               21,443        13,642
Cost of sales                          (7,237)       (5,231)
-------------------------------------------------------------
Gross Profit                           14,206         8,411
Distribution costs                     (9,933)       (6,063)
Administrative expenses                (9,975)       (5,742)
Amortisation of
         development costs             (2,170)         (744)
Amounts written off investments             -             -
-------------------------------------------------------------
Operating Profit/(Loss)                (7,872)       (4,138)
Exceptional item
- provision for closure of business         -             -
- gain on sale of fixed asset
         investment                         -             -
Interest receivable                     1,027           388
Interest payable and
         similar charges                 (189)         (295)
-------------------------------------------------------------
(Loss)/Profit on Ordinary
         Activities before taxation    (7,034)       (4,045)
Taxation on (loss)/profit on
         ordinary activities             (164)          416
-------------------------------------------------------------
(Loss)/Profit on Ordinary
         Activities after taxation     (7,198)       (3,629)
Minority equity interests                 (28)           (5)
-------------------------------------------------------------
Retained (Deficit)/Profit              (7,266)       (3,634)
=============================================================
(Loss)/Earnings per share (pence)        (7.8)         (4.4)
=============================================================

Annual Report 1999

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Accounting Glossary

Terms used in Annual Report                                 US equivalent or brief description
-----------------------------------------------------------------------------------------------------------------------------
Administration expenses                                     General and administration expenses
-----------------------------------------------------------------------------------------------------------------------------
Allotted                                                    Issued
-----------------------------------------------------------------------------------------------------------------------------
Called up share capital                                     Ordinary shares, issued and fully paid
-----------------------------------------------------------------------------------------------------------------------------
Capital allowances                                          Tax term equivalent to US tax depreciation allowances
-----------------------------------------------------------------------------------------------------------------------------
Cash at bank and in hand                                    Cash
-----------------------------------------------------------------------------------------------------------------------------
Class of business                                           Industry segment
-----------------------------------------------------------------------------------------------------------------------------
Creditors                                                   Accounts payable
-----------------------------------------------------------------------------------------------------------------------------
Creditors: Amounts falling due after more than one year     Long-term liabilities
-----------------------------------------------------------------------------------------------------------------------------
Creditors: Amounts falling due within one year              Current liabilities
-----------------------------------------------------------------------------------------------------------------------------
Debtors                                                     Accounts receivable
-----------------------------------------------------------------------------------------------------------------------------
(Deficit)/retained profit                                   Net (loss)/income
-----------------------------------------------------------------------------------------------------------------------------
Distribution costs                                          Selling and marketing expenses
-----------------------------------------------------------------------------------------------------------------------------
Destination (of revenue)                                    The geographical area to which goods or services are supplied
-----------------------------------------------------------------------------------------------------------------------------
Finance lease                                               Capital lease
-----------------------------------------------------------------------------------------------------------------------------
Interest payable and other similar charges                  Interest expense
-----------------------------------------------------------------------------------------------------------------------------
Interest receivable                                         Interest income
-----------------------------------------------------------------------------------------------------------------------------
Operating (loss)/profit                                     (Loss)/income from operations
-----------------------------------------------------------------------------------------------------------------------------
Profit                                                      Income
-----------------------------------------------------------------------------------------------------------------------------
Profit and loss account                                     Income statement
-----------------------------------------------------------------------------------------------------------------------------
Profit and loss reserve (under 'capital and reserves')      Retained earnings
-----------------------------------------------------------------------------------------------------------------------------
Share capital                                               Ordinary shares, capital stock or common stock issued
                                                            and fully paid
-----------------------------------------------------------------------------------------------------------------------------
Share premium account                                       Additional paid-in capital or paid-in surplus (not distributable)
-----------------------------------------------------------------------------------------------------------------------------
Shares in issue                                             Shares outstanding
-----------------------------------------------------------------------------------------------------------------------------
Source (of revenue)                                         The geographical area from which goods or services are
                                                            supplied to a third party or another geographical area
-----------------------------------------------------------------------------------------------------------------------------
Stocks                                                      Inventories
-----------------------------------------------------------------------------------------------------------------------------
Tangible fixed assets                                       Property and equipment
-----------------------------------------------------------------------------------------------------------------------------
Taxation on (loss)/profit on ordinary activities            (Provision)/benefit for income taxes
-----------------------------------------------------------------------------------------------------------------------------
Turnover                                                    Revenues
-----------------------------------------------------------------------------------------------------------------------------

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The Bright Station plc Proposed Long Term Incentive Plan, Subsidiary Share Option Schemes, Employee Benefit Trust and Proposed Amendments to Existing Share Schemes

Following the recent reorganisation of the Company, the Remuneration Committee (the "Committee") believes that this is an appropriate time to establish powerful incentive arrangements which will strengthen the union of interest between the shareholders and key executives. Consequently, the Company proposes to introduce a new long term incentive arrangement, the Bright Station plc Long Term Incentive Plan (the "LTIP") and new Subsidiary Share Option Schemes in respect of four designated subsidiaries of the Company. Under these arrangements, which will operate in conjunction with the Company's existing share schemes (the "Existing Share Schemes"), participants will only benefit if testing performance criteria are achieved. It is also proposed that the Company establish an Employee Benefit Trust which will be operated in conjunction with the LTIP, and where appropriate, any other share based schemes operated by the Company.
         Shareholders are also being asked to consider and, if thought appropriate, approve certain amendments to the provisions in the rules of the Existing Share Schemes relating to the limits on the number of shares that may be issued under such schemes.

The Bright Station Long Term Incentive Plan
The key features of the LTIP are detailed below. The LTIP will be administered by the Committee, all the members of which are non-executive directors. While the LTIP is open to all employees who are key to the future success of the business, it is the present intention of the Committee that initial grants will be restricted to a small group of senior individuals. Future participation in both the LTIP and the Subsidiary Share Option Schemes is not precluded but any such multiple participation will be coordinated by the Committee to produce a single rational remuneration package. Neither awards granted under the LTIP nor the Subsidiary Share Option Schemes will be pensionable.
         Under the LTIP, awards will normally be made annually at the discretion of the Committee. The value of the shares that are the subject of an annual award cannot exceed two times a participant's "Basic Salary" (as such term is defined in the rules of the LTIP) and will only vest subject to the achievement of predetermined performance criteria. In the case of the first award, performance will be measured against the growth in value of the Company's share price against specific targets.

Subsidiary Share Option Schemes
The Board have identified certain parts of the Group's continuing activities as areas requiring a distinct development strategy. Briefly, these areas are:

-        WebTop
WebTop.com (www.webtop.com) is an Internet search engine that combines Muscat's "concept based" retrieval technology with InfoSort's powerful indexing system to return accurate results from the Internet grouped into different "zones". WebTop.com has three main components - the WebTop.com search engine itself, the customisable WebCheck application it distributes, and real estate called "zones" on the WebTop.com site. The Company believes that WebTop.com is an Internet search engine that will gain a wider audience because of its "concept based" searching, accurate results, and ease of further refining searches using InfoSort.

-        OfficeShopper
OfficeShopper.com (www.officeshopper.com) is the UK's first fully integrated online shop for over 40,000 office products offering medium-sized businesses a supremely cost-effective way of managing all their office purchases. The service features an enhanced, user-friendly interface and search capability, making business purchasing quick and easy. In addition, users are able to create personalised catalogues and access automatically generated "frequent buy" lists. Customers are also able to track, control and authorise purchasing online by employee, department or product, using OfficeShopper's live budget control features which enable businesses to effectively manage purchasing costs.
         The Company expects to accelerate the growth of business in the UK through investment in sales staff and by the recent addition of 10,000 new product items in the software and computer consumables area. In addition, the Company will continue to pursue strategic alliances, such as the Freeserve alliance, as a means of broadening its online user base.

-        Smartlogik
As companies begin to rely more on their intranets to share and distribute information and on the management of externally sourced information, the Company believes that there will be a growing demand for automatic sorting and intelligent search technologies such as the range of products offered by Smartlogik.
         Smartlogik's products - InfoSort, Discovery and Alert - address the processes of information categorisation, retrieval and alerting. These solutions leverage the InfoSort and Muscat technologies for the knowledge management, corporate intranet and Internet markets, collecting data from external feeds, internal databases, internal documentation on corporate intranets, or the Web. This information is then filtered through Smartlogik's indexing and search tools to deliver the right information to the right employee at the right time. An organisation may adopt the full suite, or opt to utilise an appropriate selection, depending on its requirements.
         Current customers include the BBC, NASA, BAA and the British Library.

-        Sparza
In 1999, Sparza Limited (www.sparza.com) was established as a dedicated business, licencing the suite of Sparza eCommerce technologies to offer software solutions to manufacturers, wholesalers, resellers and retailers.
         Sparza provides the means for businesses to go online, offering them the highest levels of control and profitability. Each of the four modules in the suite is linked to a different point in the supply chain: Sparza Buy; Sparza Sell; Sparza Resell and Sparza Host. Each solution is supported by Sparza's own professionals, who are able to tailor solutions to specific requirements and help buyers and sellers create a free-flowing, low cost electronic supply chain.
         Sparza provides eCommerce technologies to enable manufacturers and wholesalers to more efficiently and profitably manage their supply chain. OfficeShopper, using Sparza technology, illustrates the powerful capabilities of this technology.
In May 2000, Sparza acquired the technology assets from

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boo.com, the online fashion retailer, which significantly enhanced the Company's capabilities and product offerings.

The Board consider that in order to maximise shareholder value these businesses should be developed as separate entities within the Group with the expectation that they will be eventually floated or sold. The Board have invested considerable time in assembling management teams for each of the businesses who have the expertise and ambition to drive them forward. An important factor in ensuring the success of the Board's strategy is to tie the fortunes of the management teams to the success of the ventures for which they have day to day responsibility. After much consideration as to how best to accomplish this objective, the Board consider that this will be best achieved by establishing share option schemes under which options may be granted to the management teams over each of the relevant business subsidiary's shares, up to a maximum of 15% of the subsidiary's issued share capital (the "Equity Pool"). The Equity Pool will be allocated between the management team at the discretion of the Board. The proportion which may be allocated to any individual member of the team will not be limited as the Board believe that the traditional individual limits on participation are not appropriate for the following reasons:-
- it is essential that awards granted to the members of the management teams are market competitive and sufficient to truly incentivise them to drive the value of their respective subsidiary and, therefore, shareholder value;
- in determining the price at which options are granted, it is the intention of the Board to treat the fair market value of the subsidiary's shares as a minimum benchmark. Where appropriate, options will be granted at a premium to this figure.

         The Board believe that the creation and allocation of an Equity Pool in respect of each of the relevant subsidiaries is the most appropriate way to ensure the management's commitment to the success of their respective business units and, as a result, generate shareholder value in a cost effective and targeted manner.

Employee Benefit Trust (the "Trust")
Where appropriate, the shares for the LTIP and any other share based schemes operated by the Company will be subscribed for or purchased in the market by the Trust, although any such subscription will be subject to certain limits. A summary of the main terms of the Trust can be found below.

Amendments to the Rules of the Existing Share Schemes The Company currently operates the following share schemes:-
- the Bright Station plc 1994 Unapproved Executive Share Option Scheme;
- the Bright Station plc 1994 Executive Share Option Scheme;
- the Bright Station plc 1994 Savings Related Share Option Scheme;
- the Bright Station plc 1997 Stock Option Plan; and
- the Bright Station plc 1998 Employee Stock Purchase Plan.

The rules of each of the Existing Share Schemes contain limits on the number of shares that may be issued to satisfy awards made under these schemes. The rules of the LTIP (as described more fully below) also contain limits on the number of shares that may be issued to satisfy awards made under that arrangement, save that for the purposes of the limits in the rules of the LTIP there shall be ignored awards made under any employees' share scheme operated by the Company prior to the date on which the LTIP is adopted by the Company to individuals who ceased employment with any Group Company as a result of the disposal by the Company of the ISD to Thomson.

         So as to ensure continuity between the rules of the Existing Share Schemes and the rules of the LTIP, it is proposed that the relevant rules of the Existing Share Schemes relating to the limits on the number of shares that may be issued to satisfy awards made under these schemes be amended so that, for the purposes of these limits, there shall also be ignored awards made under these schemes to individuals who ceased employment with any Group Company as a result of the disposal by the Company of the ISD to Thomson.

Summary of the Bright Station Long Term Incentive Plan
1.       Eligible Employees
The Committee, all the members of which are non-executive directors, will select those key executives who are to participate in the LTIP from those employees who are required to devote substantially the whole of their working time to the business of the Group.

2.       Awards
Awards will take the form of either nil cost options or a deferred promise by the Company to provide shares for no cost, both subject to the satisfaction of the predetermined performance criteria described below. Awards will be made under the LTIP, at the Committee's discretion, following the adoption of the LTIP by shareholders.

3.       Form and Vesting of Awards
Awards will be made under the LTIP in respect of a specified number of Ordinary shares which will normally vest following the achievement of the predetermined performance criteria described below and generally provided that the participant is still in the employment of the Company or any other Group Company.
         However, on release of awards, benefits will be provided either in the form of Ordinary shares of the Company or cash at the discretion of the Company.

4.       Performance Criteria in Respect of the Awards
No award will normally vest unless the predetermined performance criteria set by the Committee have been achieved. The performance criteria relating to subsisting awards may be varied if events occur which cause the Committee to consider that the existing performance criteria have become inappropriate, save that any varied performance requirements will not be materially more or less difficult to satisfy than was originally intended.
         For the initial grant of awards, it is proposed that the release of such awards shall be dependent upon whether the price of an Ordinary share in the capital of the Company has risen to certain predetermined levels during the three year period following the date on which the award is made (the

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"Restricted Period").
         It is the Committee's present view that the target share prices that are chosen should represent a substantial premium to current share price so as to ensure that benefits are only provided to participants under the LTIP if there is a material increase in the current value of a shareholder's investment over the Restricted Period.
         For the purposes of the initial grant of awards, to ensure that the release of such awards is not disproportionately biased by any volatility in the Company's share price at the end of the Restricted Period, it is proposed that the final share price will be calculated by averaging the mid market quotations of an Ordinary share in the capital of the Company over a period of no longer than six months prior to the date on which the Restricted Period expires as determined by the Committee.
         Any portion of the Award that is not released shall lapse on the expiry of the Restricted Period.

5.       Individual Limits
The maximum value of awards (calculated by reference to the average mid market quotations of an Ordinary share in the capital of the Company over a period of no longer than 12 months prior to the date of grant) made to a participant in any year in which the LTIP operates shall be determined by the Committee but shall not exceed 200% of a participant's Basic Salary (as such term is defined in the rules of the Plan).
         It is the Committee's current view that initial awards of up to 200% of the participant's Basic Salary are appropriate, followed with subsequent annual awards to a value of 100% thereafter. The vesting of all awards will be tied to testing performance criteria.

6.       Plan Limits
In respect of awards that may be satisfied by the issue of shares in the Company, no such award shall be granted on any date of grant which causes, when such number of shares in the Company over which the Award is made is aggregated with the number of shares in the Company issued or remaining issuable pursuant to rights to subscribe for shares in the Company granted under the LTIP, or any other employees' share scheme established by the Company during the preceding 10 years, to exceed 10% of the number of shares in the Company in issue from time to time on the relevant date of grant.
         For the purposes of this limit there shall be ignored the following:-
- awards that may be satisfied by the issue of shares in the Company and any other rights granted under any employees' share scheme which have lapsed, become void, been cancelled or which have otherwise become incapable of release or exercise; and
- awards made under any employees' share scheme operated by the Company prior to the date on which the LTIP was adopted by the Company to individuals who ceased employment with any Group Company as a result of the disposal by the Company of the ISD to Thomson.

7.       Release in Exceptional Circumstances
If a participant leaves employment before awards have been released, such awards will normally lapse unless the Committee determines that the reason for the cessation of employment is such that it would be appropriate to allow the award (or part thereof) to be released or made subject to the achievement of such amended performance criteria or other requirements as the Committee may determine.
         In the event of a take-over, reconstruction, amalgamation or winding up of the Company, or in the event of any of the businesses of the Group being merged or demerged, the Committee shall determine in their absolute discretion the extent to which awards are released (if at all) and shall take into account when making such determination how the growth in the price of a share between the date of grant and the occurrence of the relevant event compares to the share price growth that would be required during the Restricted Period to achieve the predetermined share price targets (assuming a straight-line growth in share price during the Restricted Period).

8.       Non-Transferability of Awards
Awards are not transferable (except that in the case of a participant for whom a trustee is acting, in which case the trustee will be able to transfer the benefit to the participant).

9.       Duration of the LTIP
Awards may not be granted under the LTIP more than five years after its adoption by the Company, unless the LTIP is extended pursuant to a shareholder authority for a further period of five years.

10. Grant of Awards
Awards will only be made at times permitted by the Model Code contained in the Listing Rules issued by the Financial Services Authority (as amended from time to time) or any code adopted by the Company or order or regulation governing dealing in shares that may be issued from time to time.
         Awards released in the form of shares may be in the form of newly subscribed shares or shares bought in the market.

11. Adjustment of Awards
On a variation of the capital of the Company or a demerger, the price payable (if any) by participants on release of an award and/or the number of shares the subject of an award may be adjusted in such manner as the Committee determines and the external advisors of the Company confirm, in their opinion, to be fair and reasonable.

12. Amendments to the Plan
The LTIP will be administered by the Committee. Amendments to the rules may be made at their discretion, but the basic structure and in particular the limitations on participation, eligibility to participate, the basis for determining a participant's entitlement to an award, the maximum value of awards that may be made to participants, the adjustments that may be made following a rights issue or any other variation of capital and the limitations on the number of shares that may be issued, cannot be altered to the advantage of participants without prior shareholder approval except for minor amendments to benefit the administration of

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the LTIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for the Group.
         The Committee may add, vary or amend the rules of the LTIP by way of a separate schedule (should the Company wish to extend the LTIP overseas), in each country so that the LTIP may operate to take account of local legislative and regulatory treatment for participants or the relevant Group Company provided that the parameters of these arrangements are not such that they would require approval by shareholders.

13. Allotment and Transfer of Shares
Shares subscribed will not rank for dividends payable by reference to a record date falling before the date on which the shares are acquired but will otherwise rank pari passu with existing shares.
         Application will be made to the London Stock Exchange for admission to the Official List for shares that are to be issued following the release of Awards.

Summary of the Subsidiary Share Option Schemes
1.       Introduction
The proposal is to establish share option schemes (the "Schemes") in respect of four designated subsidiaries of Bright Station: WebTop; OfficeShopper; Smartlogik and Sparza. The rules of each scheme shall be in the same form, the principal terms of which are described below.
         Under the Schemes, eligible employees may be granted options to acquire Ordinary shares in the relevant subsidiary ("Ordinary shares"). The Schemes will be administered by the Board of Directors of Bright Station (the "Board") in accordance with the rules of the Schemes. The Schemes will not be approved by the Inland Revenue pursuant to Schedule 9 of the Income and Corporation Taxes Act 1988.
         Benefits under the Schemes are not pensionable.

2.       Share Rights
Shares allotted on the exercise of options granted under the Schemes will rank pari passu in all respects with Ordinary shares then in issue, but will not participate in any dividend or other rights attaching to shares by reference to a record date preceding the date of exercise of an option.

3.       Eligibility
Under the Schemes all bona fide employees of the Group are eligible to participate. The Board may at its discretion grant options under the Scheme to any eligible person but will do so on the basis of their contribution to the relevant subsidiary.

4.       Individual Limit on Participation
There will be no limit on the value of options that may be granted to an individual under the Schemes.

5.       Grant/Exercise Price
Options may be granted within 42 days from adoption of the Schemes. Thereafter Options may be granted in the period of 42 days following the announcement of Bright Station's quarterly results.
         No payment will be required for the grant of an option.


The price at which Ordinary shares may be subscribed for on exercise of options by participants cannot be less than the higher of: (a) the aggregate nominal value of the Ordinary shares under option; or (b) the aggregate market value of the Ordinary shares under Option at the date of grant as determined by the Board.
         In determining the price at which options are granted, it is the intention of the Board to treat the fair market value of the subsidiary's shares at a minimum benchmark. Where appropriate, options will be granted at a premium to this figure.

6.       Limits
The limits on the number of shares which may be issued pursuant to options granted under the Schemes are that in any ten year period, no more than 15% of the relevant subsidiary's issued ordinary share capital for the time being may be allocated under employee share schemes;
         No options may be granted under the Schemes more than 10 years after the date on which options are first granted without further authorisation from shareholders.

7.       Non transferability
An option may only be exercised by the person to whom it is granted or his personal representatives and is not transferable.

8.       Exercise Rights
Options may be exercised at the time or times specified by the Board. Options not exercised before the expiry of ten years from the date of grant shall lapse. However, no option may be exercised (subject to paragraph 9 below) unless the relevant subsidiary's shares are listed or traded on an exchange which qualifies as recognised exchange for the purposes of the Financial Services Act 1986 ("Listing"). The Board retains a discretion to vary or waive this performance target in the event that they consider that a Listing is no longer a strategic goal of the relevant subsidiary. If the Board does waive the performance target, options will become exercisable from the date specified by the Board at grant. If options are exercised in these circumstances the Board has a discretion to pay the cash equivalent of any gain in the value of the Ordinary shares under option between the date of grant and the date of exercise.
         If a participant ceases to hold an office or employment within the Group, options which would have been exercisable but for a Listing (i.e. vested), remain exercisable for a period of three years subject to the Listing requirement. If a participant leaves for a specified reason (e.g. serious misconduct) any unexercised options (whether vested or not) lapse. All unvested options lapse from the date of leaving irrespective of the reason for such cessation.

9.       Early exercise
Exercise of options before the shares would otherwise become exercisable (i.e. prior to a Listing) is only permitted where there is a change in control of the Company or a voluntary winding-up of the Company. In the event of a change in control, participants may release their options in substitution for the grant of equivalent options over shares in the acquiring

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company, subject to the consent of the acquiring company. Alternatively, rather than allotting new shares under a Scheme, the Board has a discretion to pay the cash equivalent of any gain in the value of the Ordinary shares under option between the date of grant and the change of control.

10.      Variation of capital
In the event of any variation in the share capital of the relevant subsidiary, including a capitalisation or rights issue, the number of shares subject to any option and the exercise price relating to it may be adjusted subject to (except in the case of a capitalisation issue) the auditors confirming in writing that such adjustment is, in their opinion, fair and reasonable.

11.      Alterations to the Schemes
The Board may amend the Schemes as they consider appropriate except that any alteration to the advantage of participants to the provisions relating to (i) the persons who may be granted an option (ii) the limitations on the grant of an option (iii) the adjustment of the number of Ordinary shares subject to an option and (iv) the rights attaching to shares subject to an option or the provisions of the amendment rules requires the prior approval of shareholders (unless they are minor amendments to benefit the administration of the Schemes, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for the Company or any Group company or any participant).

Summary of the Bright Station plc Employee Benefit Trust (the "Trust")
1.       Beneficiaries
Potential beneficiaries will be employees of the Company or other Group Company, ex-employees of such companies and the spouse and dependants of such employees or ex-employees.

2.       Function of the Trust
The purposes of the Trust are to facilitate and encourage the ownership of shares by employees of the Group. This will be achieved by the Trust acquiring shares in the Company subject to certain limits and distributing such shares in accordance with the terms of employee share schemes.

3.       Limits
The number of shares that may be held by the Trust at any time shall not exceed 10% of the issued share capital. Similar limits as are contained in the rules of the LTIP shall limit the number of shares that can be subscribed for by the Trust.

4.       Amendments
The Trust may be amended by the Company and the trustees provided that no amendment shall have the effect of causing the Trust to cease to be an employees' share scheme within the meaning of section 743 of the Companies Act 1985 and the limitations on the number of shares that may be issued to the Trust cannot be altered without prior shareholder approval.

5.       Administration
The trustee will be independent of the Company and the general operation and administration of the Trust will be monitored by the Committee.

Note: The above summarise the main features of the rules of the Bright Station Long Term Incentive Plan, the Subsidiary Share Option Schemes and the Bright Station plc Employee Benefit Trust, but do not form part of them and should not be taken as affecting the interpretation of the detailed terms and conditions constituting the rules or Trust deed. Copies of the rules of the LTIP, the Subsidiary Share Option Schemes, Trust deed and the rules of the Existing Share Schemes marked to show the proposed amendments to these schemes will be available for inspection at the registered office of the Company during usual business hours on weekdays (Saturdays, Sundays and Bank Holidays excepted) up to the date of the meeting, and at the meeting itself. The Directors reserve the right up to the time of the meeting to make such amendments and additions as they may consider necessary or desirable, provided that such amendments and additions do not conflict in any material respect with the summaries set out above.

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Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at The Institute of Directors, 116 Pall Mall, London SW1Y 5ED, on Tuesday 5 September at 10.0 a.m. for the following purposes:

Ordinary Business
1. To receive the Accounts for the year ended 31 December 1999, together with the reports of the Directors and Auditors thereon.

2. To re-elect Allen Thomas as a Director (Mr Thomas being due to retire in accordance with the Company's Articles of Association).

3. To re-appoint PricewaterhouseCoopers as auditors of the Company and to authorise the Directors to set their remuneration.

To consider and, if thought fit, to pass the following resolutions which will be proposed as Ordinary Resolutions:

Special Business
4. That the Subsidiary Share Option Schemes (the "Schemes"), in the form of the Rules produced to the meeting and signed for the purposes of identification by the Chairman hereby be approved and that the Directors be authorised to do all acts and things necessary to establish the Schemes and carry such schemes into effect.

5. That the Bright Station Long Term Incentive Plan (the "LTIP"), in the form of the Rules produced to the Meeting and signed by the Chairman for the purpose of identification, be and is hereby approved and adopted and that the Directors be authorised to do all acts and things necessary to establish the LTIP and carry such plan into effect.

6. That the Bright Station Employee Benefit Trust (the "Trust"), and the Trust deed in the form produced to the Meeting and signed by the Chairman for the purpose of identification, be and are hereby approved and adopted and that the Directors be authorised to do all acts and things necessary to establish the Trust and carry such trust into effect.

7. That the rules relating to the limits on the number of shares that may be issued to satisfy awards made under the Bright Station plc 1994 Unapproved Executive Share Option Scheme, the Bright Station plc 1994 Executive Share Option Scheme, the Bright Station plc 1994 Savings Related Share Option Scheme, the Bright Station plc 1997 Stock Option Plan and the Bright Station plc 1998 Employee Stock Purchase Plan be amended so that, for the purposes of these limits, there shall be ignored awards made under these schemes to individuals who ceased employment with any Group Company as a result of the disposal by the Company of the Information Services Division to The Thomson Corporation.

By order of the Board


/s/ J Ball
J Ball
Company Secretary
14 July 2000

Registered Office:
The Communications Building
48 Leicester Square
London WC2H 7DB

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Notes
1. Pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, the Company hereby specifies that a person must be the registered holder of Ordinary shares of the Company at 10.0 a.m. on 3 September 2000 in order to be entitled to attend and vote at the meeting or adjourned meeting in respect of those shares. Changes to entries on the register of members after 10.0 a.m. on 3 September 2000 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

2. A member entitled to attend and vote may appoint a proxy or proxies, who need not be a member of the Company, to attend (and on a poll to vote) instead of him or her.

3. A proxy form accompanies this notice which, in order to be valid, must be deposited together with any authority under which it is executed (or a copy of the authority notarially certified or in some other way approved by the Board) with Computershare Services PLC, PO Box 457, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 0XG not later than 48 hours before the time appointed for the meeting. Completion of a form of proxy will not preclude a member from attending and voting in person at the meeting or any adjournment thereof.

4. Brief biographical details of all the Directors, including those who present themselves for election or re-election, are set out on page 18.

5. In accordance with the Companies Act 1985 and with the requirements of the London Stock Exchange, copies of the following documents will be available for inspection at the Company's Registered Office and at the offices of Theodore Goddard, 150 Aldersgate Street, London, EC1A 4EJ during normal business hours from the date of this notice until the date of the Annual General Meeting and will also be available at the place of the meeting for inspection for at least 15 minutes prior to and during the meeting:
(i) The Register of Directors' Interests in the share capital and debentures of the Company; and (ii) Copies of service agreements under which Directors of the Company are employed and terms of engagement for non-executive Directors; and
(iii) Copies of the Rules of the 1994 Savings Related Share Option Scheme, the 1994 Executive Share Option Scheme, the 1994 Unapproved Executive Share Option Scheme, the 1997 US Stock Option Plan and the 1998 Employee Stock Purchase Plan, the Subsidiary Share Option Schemes, the Long Term Incentive Plan and the Bright Station Employee Benefit Trust.

6. Establishment of Subsidiary Share Option Schemes (the "Schemes") (item 4 on the agenda). The ordinary resolution at item 4 seeks authority for the Board to establish new discretionary share-option schemes in respect of four designated subsidiaries of Bright Station - WebTop, OfficeShopper, Smartlogik and Sparza for the incentivisation and benefit of key management and personnel within these subsidiaries. The strategy of the Board is to develop these businesses as separate entities within the Group with the expectation that they will eventually be floated or sold. The Board considers that an important factor in ensuring the success of this strategy is to tie the fortunes of the management teams to the success of the ventures for which they have specific responsibility by granting options over shares in the relevant business. Details of the the proposed Schemes are on pages 80-84.

7. Establishment of Bright Station Long Term Incentive Plan (item 5 on the agenda). The ordinary resolution at item 5 seeks authority for the Board to establish a new discretionary share-based incentive arrangement which the Board believes will meet its objective of incentivising senior employees to generate a material increase in the current value of a shareholder's investment. A summary of the main features of the LTIP are summarised on pages 80-84.

8. Establishment of an Employee Benefit Trust (item 6 on the agenda). The ordinary resolution at item 6 seeks authority for the establishment of an Employee Benefit Trust for the subscription or purchase of Bright Station shares for the equity incentive schemes operated by the Company. The main features of the Trust are summarised on pages 80-84.

9. Amendment of the Rules of the Company's existing share option schemes (item 7 on the agenda). The ordinary resolution at item 7 seeks authority for the Board to amend the rules of the existing share schemes to ensure continuity amongst all the Company's equity incentive plans. To this end, it is proposed that awards made to individuals who no longer work for the Company as a result of the sale of the ISD to Thomson shall be disregarded for the purposes of calculating the maximum scheme limits. Details of the proposed amendments are set out on pages 80-84.

10. Please note that the Institute of Directors operates a dress code of shirt and tie with suit or sports jacket for men. The IoD reserves the right to refuse admission for failure to adhere to its dress code.

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                             Technology born for business


                             Shareholders Contacts

Directors and Advisors                 Investor Relations              Registrar/Depositary:
Allen Thomas* Chairman                 Nick Chaloner                   for duplicate mailings and address
Daniel Wagner Chief Executive          Bright Station plc              changes Ordinary shares
David Mattey Chief Financial Officer   The Communications Building     Computershare Services plc
Patrick Sommers*                       48 Leicester Square             PO Box 435
Ian Barton*                            London WC2H 7DB                 Owen House
Marmaduke Hussey*                                                      8 Bankhead Crossway North
Richard Swank*                         Tel: +44 (0)20 7930 6900        Edinburgh EH11 4BR
                                       Fax: +44 (0)20 7925 7700
*Non-Executive                                                         Tel: +44 870 702 0010
                                       John Olsen                      Fax: +44 131 442 4924
Company Secretary and                  Hogarth Partnership Limited
Registered Office                      The Butlers Wharf Building      American Depositary Shares
Jonathan Ball                          36 Shad Thames                  The Bank of New York
The Communications Building            London SE1 2YE                  Investor Relations Department
48 Leicester Square                                                    PO Box 11258
London WC2H 7DB                        Tel: +44 (0)20 7357 9477        Church Street Station
                                       Fax: +44 (0)20 7357 8533        New York
Register Number                                                        NY 10286 - 1258
1890236                                David Collins/Robert Rinderman
                                       Jaffoni & Collins Incorporated  Tel: +1 402 963 9394
Auditors                               104 Fifth Avenue - 14th Floor   or toll free for US residents only
PricewaterhouseCoopers                 New York, NY 10011              1-888-BNY-ADRS
1 Embankment Place                                                     Fax: +1 212 815 4023
London WC2N 6NN                        Tel: +1 212 835 8500
                                       Fax: +1 212 835 8525            Listings
Principal Bankers                                                      London Stock Exchange
The Royal Bank of Scotland plc         Home Page                       Ordinary shares
London Belgravia Branch                http://www.brightstation.com    Symbol: BSN (previously DLG)
24 Grosvenor Place
London SW1X 7HP                                                        NASDAQ
                                                                       American Depositary Shares
Stockbroker                                                            Symbol: BSTN (previously DIAL)
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

Legal Advisors
UK
Theodore Goddard
150 Aldersgate Street
London EC1A 4EJ

Mishcon De Reya
21 Southampton Row
London WC1B 5HS

US
Shearman & Sterling
599 Lexington Avenue
New York
NY 10022
USA

Annual Report 1999

www.brightstation.com
Technology born for business

Information for Investors

Form 20-F
Filed with US Securities and Exchange Commission. Form 20-F corresponds to the Form 10-K filed by US public companies. Available from the registered office of Bright Station plc;

Low-cost dealing service
Hoare Govett Limited has established a low-cost dealing service which enables investors to buy or sell certified holdings of the Company's shares in a simple economic manner. Basic commission is 1% with a minimum charge of (pound)10. Transactions are executed and settled by Pershing Securities Limited. Forms can be obtained from Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA (Tel:
020 7678 8000).

Share price information
Share price information about Bright Station plc is available with the following references:
Ordinary shares:
Reuters RIC Code - BSN.L (previously DLG.L)

Ordinary shares: London Stock
Exchange SEDOL code - 558-305

ADSs traded on NASDAQ - BSTN (previously DIAL)

Shareholder information on the Internet
Holders of Ordinary shares in Bright Station plc can access details of their shareholding at http://www.computershare.com. This site also includes information on recent trends in the Company's share price.

Financial Diary for 2000
23 March          Results for the year ended 31 December 1999 announced
27 April          EGM to approve the sale of the ISD to Thomson
30 June           First quarter trading statement issued
3 August          Annual report/20F posted to shareholders
Mid-August        Results for the first six months of 2000 announced
5 September       Annual General Meeting
Mid-November      Third quarter trading statement issued

                                                  Photography by Chris Moyse
                                                  Printed by Hyway Pennington

London
Bright Station plc
The Communications Building
48 Leicester Square
London
WC2H 7DB

Tel: +44 (0)20 7930 6900
Fax: +44 (0)20 7925 7700

Oxford (eCommerce)
Bright Station
Meridian House
Weston Business Park
Weston on the Green
Oxon
OX6 8SY

Tel: +44 (0)1869 342342
Fax: +44 (0)1869 342343

Cambridge (Web Solutions)
Bright Station
Part 2nd Floor, Block D
The Westbrook Centre
Milton Road
Cambridge
CB4 1YG

Tel: +44 (0)1223 715000
Fax: +44 (0)1223 715001
www.brightstation.com

[BRIGHTSTATION LOGO APPEARS HERE]